Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

30/F, CHINA WORLD OFFICE 2

NO. 1, JIAN GUO MEN WAI AVENUE

BEIJING 100004 CHINA

________

TEL: (86-10) 6535-5500

FAX: (86-10) 6535-5577

www.skadden.com

March 7, 2016

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John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mecox Lane Limited
Amendment No. 2 Schedule 13E-3
Filed February 23, 2016
File No. 005-85977

Dear Mr. Reynolds:

On behalf of Mecox Lane Limited, a company organized under the laws of the Cayman Islands (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 29, 2016, as a supplement to the response letter and the Amendment No. 2 to the Schedule 13E-3, File No. 005-85977 (the “Amendment No. 2”) filed on February 23, 2016 by the Company and the other filing persons named therein.

Please note that all references to page numbers in the responses are references to the revised preliminary proxy attached as Exhibit (a)-(1) to the Amendment No. 2 (the “Revised Proxy Statement”). In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes in response to the Staff’s comments is being provided separately to the Staff via email.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), MINAT ASSOCIATED CO., LTD., and ChinaEquity Alliance Victory Co., Ltd., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Revised Proxy Statement

Background to the Merger, page 26

1.	We note your revised disclosure in response to comments 1 and 4. Please revise “Background of the Merger” and “Reasons for the Merger and Recommendation of the Special Committee and the Board” to disclose the extent to which pricing negotiations involved, and the board considered, the company’s apparent improvement in financial performance. In this regard, we note the 15.4% increase in net revenues and net income of $1.1 million compared to a net loss of $0.2 million in the third quarter of 2014.

We respectfully advise the Staff that, in the course of evaluating the Transaction, the Special Committee and the Board considered various factors, including, without limitation, the Company’s historical financial performance and future prospects, which have been described in page 32 of the preliminary proxy statement. In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 30 and 35 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation…, page 31

2.	We note the revisions made in response to comment 2 in our letter dated February 17, 2016. Revise your disclosure to explain why you do not “believe the inclusion of these director and officer shareholders in the Houlihan Lokey opinion affects [the Special Committee’s] ability to rely on the Houlihan Lokey opinion as one of the factors based on which [it] determines that the Merger is fair to the Unaffiliated Security Holders.”

We respectfully advise the Staff that, while the fairness opinion delivered by Houlihan Lokey speaks as to the fairness of the merger consideration to be received by the holders of the Shares and the ADSs (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), and therefore encompasses the Company’s director and officer shareholders who are considered affiliates of the Company but are not the Rollover Shareholders, such encompassed affiliates will receive the same merger consideration for their Shares as the Company’s Unaffiliated Security Holders and consequently, the Special Committee believes that the inclusion of such affiliates within the scope of the fairness opinion does not mitigate against a finding that the Merger is fair from a financial point of view to the Unaffiliated Security Holders. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

Certain Financial Projections, page 40

3.	We note the revisions made in response to comment 3 in our letter dated February 17, 2016. While you have deleted the only non-GAAP line item in the projections, your disclosure prior to the tabular presentation continues to indicate that the projections were not prepared with the view toward compliance with GAAP. Please advise or revise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 40 of the Revised Proxy Statement.

* * *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Peter X. Huang
Peter X. Huang, Esq.

Enclosures

cc:	Xionsheng Yang
(Mecox Lane Limited)

Fang Xue, Esq
(Gibson Dunn & Crutcher LLP)

EXHIBIT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MECOX LANE LIMITED

(Name of the Issuer)

Mecox Lane Limited

CNshangquan Limited

Cnshangquan E-Commerce Co., Ltd.

Sanpower Group Co., Ltd

Yafei Yuan

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment Management Co.

ChinaEquity Global Holding Co., Ltd.

Chaoyong Wang

Xu Wang

Chinaequity Capital Investments Co., Limited

Chinaequity Investment Co., LTD (北京信中利投资股份有限公司)

MINAT ASSOCIATED CO., LTD.

ChinaEquity Alliance Victory Co., Ltd.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing thirty-five Ordinary Shares

(Title of Class of Securities)

58403M201

(CUSIP Number)1

Mecox Lane Limited Room 302, Qilai Building, No. 889, Yishan Road Shanghai 200233 People’s Republic of China Telephone: +86 21 3108-1111

MINAT ASSOCIATED CO., LTD

ChinaEquity Alliance Victory Co., Ltd.

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

People’s Republic of China

Telephone: +86 10 8555-0508

Fax: +86 10 8555-0509

CNshangquan Limited

Unit 8, 3/F.

Qwomar Trading Complex

Blackburne Road, Port Purcell

Road Town, Tortola

BVI, VG1110

Cnshangquan E-Commerce Co., Ltd.

9th floor, International Financial Center

No.1 Hanzhong Road, Nanjing

Jiangsu Province, People’s Republic of China

Telephone: +86 25 8327-4816

Sanpower Group Co., Ltd

Yafei Yuan

68 Software Avenue, Nanjing, Jiangsu Province, People’s Republic of China

Telephone: +86 25 8327-4969

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment Management Co.

ChinaEquity Global Holding Co., Ltd.

Chinaequity Capital Investment Co., Limited

Chinaequity Investment Co., LTD
(北京信中利投资股份有限公司)

Chaoyong Wang

Xu Wang

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

Telephone: +86 10 8555-0508

Fax: +86 10 8555-0509

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535-5500	Fang Xue, Esq. Gibson Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Beijing 100025 People’s Republic of China Telephone: +86 21 6109-7000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$14,614,101.07	US$1,471.64

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of US$0.114 for 128,193,869 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

1	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing thirty-five ordinary shares.

INTRODUCTION

This Amendment No.2 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Mecox Lane Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (the “Shares” and each a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing thirty-five Shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Cnshangquan E-Commerce Co., Ltd., a company incorporated under the laws of the People’s Republic of China; (c) CNshangquan Limited., a limited liability company incorporated under the laws of the British Virgin Islands (“CNshangquan”); (d) Sanpower Group Co., Ltd, a company incorporated under the laws of the People’s Republic of China; (e) Yafei Yuan, a citizen of the People’s Republic of China; (f) ChinaEquity USD Fortune Co., Ltd., a limited liability company incorporated under the laws of the British Virgin Islands (“ChinaEquity”, together with CNshangquan, the “Rollover Shareholders”); (g) ChinaEquity USD Fund I L.P., a limited partnership formed under the laws of the Cayman Islands; (h) ChinaEquity USD Investment GP L.P., a limited partnership formed under the laws of the Cayman Islands; (i) ChinaEquity USD Investment Management Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (j) ChinaEquity Global Holding Co., Ltd., a limited liability company incorporated under the laws of the British Virgin Islands; (k) Chaoyong Wang, a citizen of the People’s Republic of China; (l) Xu Wang, a citizen of the People’s Republic of China; (m) Chinaequity Capital Investments Co., Limited, a limited liability company incorporated under the laws of Hong Kong; (n) Chinaequity Investment Co., LTD (北京信中利投资股份有限公司,) a company incorporated under the laws of the People’s Republic of China; (o) MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”); and (p) ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). This Amendment amends and restates in its entirety information set forth in Transaction Statement.

On December 22, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”). Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective time”), each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.114 in cash without interest, and each of the ADSs will be cancelled in exchange for the right to receive US$4.00 in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Rollover Shareholders that will be rolled over, or held by Parent, the Company or any of their subsidiaries, which Shares will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its memorandum and articles of association. Pursuant to support agreements entered into by and between the Rollover Shareholders and Parent, the Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, which Shares represent approximately 71.84% of the total number of votes represented by the Company’s issued and outstanding Shares. A vote by a majority of the Shares held by unaffiliated holders is not required to approve the Merger, the Merger Agreement, or the Plan of Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Amendment), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Mecox Lane Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Dissenters’ Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Consortium Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Income Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Transactions”

•	“Summary Term Sheet—Opinion of Houlihan Lokey (China) Limited, the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Opinions of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Houlihan Lokey (China) Limited, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Consortium Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Transactions”

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Consortium Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, originally filed on April 29, 2015 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated _______________, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 22, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 29, 2015 (File Number: 001-34904 ), which is incorporated herein by reference.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated December 22, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 22, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 22, 2015, by ChinaEquity USD Fortune Co., Ltd. in favor of the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(d)-(3)	Support Agreement, dated as of December 22, 2015, by and between Parent and CNshangquan Limited, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on December 23, 2015.

(d)-(4)	Support Agreement, dated as of December 22, 2015 by and between Parent and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 8 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(5)	Equity Commitment Letter, dated as of December 22, 2015, delivered by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) to MINAT ASSOCIATED CO, LTD., incorporated herein by and reference to Exhibit 7 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(6)	Consortium Agreement, dated as of July 21, 2015, by and among CNshangquan Limited and Leading Capital Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on July 22, 2015.

(d)-(7)	Amended and Restated Consortium Agreement, dated as of October 26, 2015, by and among CNshangquan Limited, Leading Capital Co., Ltd. and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on November 2, 2015.

(d)-(8)	Second Amended and Restated Consortium Agreement, dated as of December 17, 2015, by and among CNshangquan Limited, Chinaequity Capital Investments Co., Limited and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 17, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on January 8, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2016

Mecox Lane Limited

By	/s/ Xiongsheng Yang
Name:	Xiongsheng Yang
Title:	Chairman of the Special Committee

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2016

MINAT ASSOCIATED CO., LTD.

By	/s/ Dan Chen
Name:	Dan Chen
Title:	Director

ChinaEquity Alliance Victory Co., Ltd.

By	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2016

CNshangquan Limited

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Cnshangquan E-Commerce Co., Ltd.

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Sanpower Group Co., Ltd

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Yafei Yuan
/s/ Yafei Yuan

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2016

ChinaEquity USD Fortune Co., Ltd.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity USD Fund I L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity Global Holding Co., Ltd.

By:	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

Chaoyong Wang
/s/ Chaoyong Wang

Xu Wang
/s/ Xu Wang

Chinaequity Capital Investments Co., Limited

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

北京信中利投资股份有限公司

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 22, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 29, 2015 (File Number: 001-34904 ), which is incorporated herein by reference.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated December 22, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 22, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 22, 2015, by ChinaEquity USD Fortune Co., Ltd. in favor of the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(d)-(3)	Support Agreement, dated as of December 22, 2015, by and among Parent and CNshangquan Limited, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on December 23, 2015.

(d)-(4)	Support Agreement, dated as of December 22, 2015 by and among Parent and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 8 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(5)	Equity Commitment Letter, dated as of December 22, 2015, delivered by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) to MINAT ASSOCIATED CO, LTD., incorporated herein by and reference to Exhibit 7 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(6)	Consortium Agreement, dated as of July 21, 2015, by and among CNshangquan Limited and Leading Capital Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on July 22, 2015.

*	Previously filed on January 8, 2016.

(d)-(7)	Amended and Restated Consortium Agreement, dated as of October 26, 2015, by and among CNshangquan Limited, Leading Capital Co., Ltd. and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on November 2, 2015.

(d)-(8)	Second Amended and Restated Consortium Agreement, dated as of December 17, 2015, by and among CNshangquan Limited, Chinaequity Capital Investments Co., Limited and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 17, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

Exhibit 99(a)-(1)

PRELIMINARY PROXY STATEMENT OF THE COMPANY

___________, 2016

Shareholders of Mecox Lane Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Mecox Lane Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), to be held on ___________, 2016 at _______ a.m. (Beijing time). The meeting will be held at _____. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment thereof.

On December 22, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”), and ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). The purpose of the extraordinary general meeting is for you and the other shareholders of the Company to consider and vote upon a proposal to authorize and approve the Merger Agreement and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

At the effective time of the Merger (the “Effective Time”), Parent will be beneficially owned by a consortium consisting of CNshangquan Limited (“CNshangquan”), ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity”, together with CNshangquan, the “Rollover Shareholders”), and Chinaequity Capital Investment Co., Limited, an affiliate of ChinaEquity (“Chinaequity HK”, together with the Rollover Shareholders, the “Consortium”). The Consortium, Parent and Merger Sub are collectively referred to herein as the “Buyer Group.” As of the date of the accompanying proxy statement, the Buyer Group collectively beneficially owns approximately 71.84% of the Company’s issued and outstanding ordinary shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”). If the Merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Consortium, and, as the result of the Merger, the Company’s American depositary shares (“ADSs”), each representing thirty-five Shares of the Company, will no longer be listed on the NASDAQ Global Market (the “NASDAQ”) and the ADS program for the Shares will terminate.

If the Merger is completed, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and will be converted into and exchanged for the right to receive US$0.114 and each ADS issued and outstanding will be cancelled in exchange for the right to receive US$4.00 (less a US$0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement, as amended, dated as of October 26, 2010, by and among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

i

(a)	327,029,417 Shares held by the Rollover Shareholders (the “Rollover Shares”), the Shares held by the ADS Depositary that are not represented by ADSs and the Shares held by Parent, the Company or any of their subsidiaries (including such Shares represented by ADSs) immediately prior to the Effective Time, which will be cancelled and cease to exist without payment of any consideration or distribution therefor; and

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which will be cancelled and cease to exist in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law, and from the Effective Time such dissenting shareholders shall cease to have any of the rights of a shareholder of the Company except for the right to be paid the fair value of such Shares.

The Buyer Group intends to fund the merger consideration through a cash contribution from Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), a company organized and existing under the laws of the People’s Republic of China and an affiliate of ChinaEquity (the “Sponsor”) pursuant to an equity commitment letter entered by and between Parent and the Sponsor dated as of December 22, 2015.

A special committee of the board of directors of the Company (the “Special Committee”), composed solely of independent and disinterested directors who are unaffiliated with any member of the Buyer Group or the management of the Company, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Special Committee, after due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders and ADS holders, other than shareholders and ADS holders who are affiliates of the Company, including members of the Buyer Group (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”), (b) declared advisable the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (c) recommended that the board of directors of the Company (the “Board”) authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On December 22, 2015, the Board, after carefully considering all relevant factors, including the unanimous recommendation of the Special Committee, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; (b) authorized and approved the Merger Agreement, the Plan of Merger, the consummation of the Transactions, including the Merger, and the limited guarantee by ChinaEquity (the “Guarantor”) in favor of the Company pursuant to which the Guarantor would guarantee certain obligations of Parent and Merger Sub under the Merger Agreement (the “Limited Guarantee”) and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the shareholders of the Company for authorization and approval.

The Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, the Transactions, including the Merger, the variation of the authorized share capital of the Company from US$1,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.0001 each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, and the amendment and restatement of the existing memorandum and articles of association by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association in the form attached as Appendix II to the Plan of Merger, FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

ii

Each of the Rollover Shareholders has entered into with Parent a support agreement, dated as of December 22, 2015 (collectively the “Support Agreements”), which provided that, among other things, (a) each Rollover Shareholder will vote (or cause to be voted) all of the Shares (including Shares represented by ADSs) beneficially owned by such Rollover Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) the Rollover Shares will, at the Effective Time, be cancelled for no consideration in the Merger.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. The Rollover Shareholders, as a group, beneficially own approximately 71.84% of the Company’s total outstanding Shares as of the date of this proxy statement. Accordingly, based on the number of Shares expected to be issued and outstanding on_______, 2016, the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”) and the shareholdings of the Rollover Shareholders as of the date of this proxy statement, and assuming each of the Rollover Shareholders complies with the terms of the Second Amended and Restated Consortium Agreement and the Support Agreements, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without any further vote of any other shareholder.

The accompanying proxy statement provides detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website www.sec.gov.

Voting at the extraordinary general meeting will take place by poll voting, as required by the Company's articles of association. Whether or not you plan to attend the extraordinary general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is________, 2016 at 12:00 p.m. (Beijing time). Each holder has one vote for each Share held as of the close of business in the Cayman Islands on the Share Record Date.

If you own ADSs as at the close of business in New York City on ________, 2016 (the “ADS Record Date”), you may instruct the ADS Depositary, as the holder of the Shares underlying the ADSs, how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. As the holder of record for all the Shares represented by the ADSs, only the ADS Depositary (or its nominee) may vote those Shares at the extraordinary general meeting. The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on ______, 2016 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS Depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions.

If you hold your Shares or ADSs through a financial intermediary such as a broker, bank or nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to vote at the extraordinary general meeting.

Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex D to the accompanying proxy statement. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

iii

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING SHARES) BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON _______, 2016, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSs WOULD CONTINUE TO BE LISTED ON THE NASDAQ. SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS, HER OR ITS ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares, please call our Investor Relations Department at +86-21-3108-1111, Ext. 8161.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Xiongsheng Yang	Fan Zhang
Chairman of the Special Committee	Chairman of the Board

The accompanying proxy statement is dated ______, 2016, and is first being mailed to the Company’s shareholders and ADS holders on or about ______, 2016.

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MECOX LANE LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON ______, 2016

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Mecox Lane Limited (referred to herein alternately as “the Company,” “us,” “we” or other terms correlative thereto), will be held on ______, 2016 at _____ a.m. (Beijing time) at ____.

Only registered holders of ordinary shares of the Company, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), at the close of business in the Cayman Islands on ______, 2016 (the “Share Record Date”) or their proxy holders are entitled to attend or to vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

·	as special resolutions:

THAT the Agreement and Plan of Merger, dated as of December 22, 2015 (the “Merger Agreement”), among MINAT ASSOCIATED CO., LTD., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the Merger Agreement being in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “Plan of Merger”) required to be registered with the Registrar of Companies in the Cayman Islands (the Plan of Merger being in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company, pursuant to which Merger Sub will be merged with and into the Company and cease to exist, with the Company surviving as the surviving company and a wholly owned subsidiary of Parent (the “Merger”), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including without limitation (i) the Merger, (ii) the variation of the authorized share capital of the Company from US$1,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.0001 each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each (the “Variation of Capital”), and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), be authorized, approved and adopted;

THAT each of the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

·	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s shareholders will be available at its principal executive offices at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

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Each of CNshangquan Limited (“CNshangquan”) and ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity”, together with CNshangquan, the “Rollover Shareholders”) has entered into a support agreement, dated as of December 22, 2015 (collectively, the “Support Agreements”), with Parent. Pursuant to the Support Agreements, the Rollover Shareholders have agreed, among other things, that: (a) the Rollover Shareholders will vote all of the Shares (including the Shares represented by the Company’s American depositary shares (“ADSs”)) beneficially owned by them respectively in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) 327,029,41 Shares (the “Rollover Shares”) held by them will, at the Effective Time, be cancelled and cease to exist for no consideration in the Merger. As of the date of the accompanying proxy statement, the Rollover Shareholders beneficially own approximately 71.84% of the total number of issued and outstanding Shares in the Company. The Rollover Shareholders and Chinaequity Capital Investment Co., Limited, an affiliate of ChinaEquity (“Chinaequity HK”), comprise a consortium (the “Consortium”) which will beneficially own the Company through Parent immediately following the consummation of the Merger. The Consortium, Parent and Merger Sub are collectively referred to herein as the “Buyer Group”.

After careful consideration and upon the unanimous recommendation of a special committee of the board of directors of the Company (the “Special Committee”), composed solely of directors who are unaffiliated with any member of the Buyer Group or the management of the Company, the board of directors of the Company (the “Board”) unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the shareholders and ADS holders of the Company, other than shareholders and ADS holders who are affiliates of the Company, including members of the Buyer Group (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”) and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger; (b) authorized and approved the Merger Agreement, the Plan of Merger, the Transactions, including the Merger, and the limited guarantee by ChinaEquity (the “Guarantor”) in favor of the Company pursuant to which the Guarantor would guarantee certain obligations of Parent and Merger Sub under the Merger Agreement (the “Limited Guarantee”) and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval. The Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital, and the Adoption of Amended M&A, FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, the Variation of Capital, and the Adoption of Amended M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. The Rollover Shareholders, as a group, beneficially own approximately 71.84% of the total voting rights in the Company. Accordingly, based on the number of Shares expected to be issued and outstanding on the Share Record Date and the shareholdings of the Rollover Shareholders as of the date of this proxy statement, and assuming each of the Rollover Shareholders complies with the terms of the Support Agreements, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without any further vote of any other shareholder.

Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company’s offices (to the attention of: Investors Relations Department) at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China, no later than ______, 2016 at 12:00 p.m. (Beijing time). The proxy card is the “instrument of proxy” and the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as required by the Company’s articles of association. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on the Share Record Date. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

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Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such shareholders, such Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If you own ADSs as of the close of business in New York City on ______, 2016 (the “ADS Record Date”) (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct JP Morgan Chase Bank, N.A, in its capacity as the ADS depositary (the “ADS Depositary”) and the holder of the Shares underlying your ADSs how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 12:00 p.m. (New York City time) on ______, 2016 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote. Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you cancel your ADSs and become a registered holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on ______, 2016, the Share Record Date. If you wish to cancel your ADSs for the purpose of voting Shares directly, you need to make arrangements to deliver your ADSs to the ADS Depositary for cancellation before the close of business in New York City on ______, 2016 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of such Shares), (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled pursuant to the terms of the Deposit Agreement, dated as of October 26, 2010, among the Company, the ADS Depositary and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)) and any applicable taxes and (c) a certification that you either (i) held the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf.

Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”) if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex D to the accompanying proxy statement. The fair value of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares.

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ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING SHARES) BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON ______, 2016, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSs WOULD CONTINUE TO BE LISTED ON THE NASDAQ. SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS, HER OR ITS ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares, please call our Investor Relations Department at +86-21-3108-1111, Ext. 8161.

The Merger Agreement, the Plan of Merger and the Merger are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1.	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

2.	The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing or, if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The Board hereby direct that a proxy card must be deposited in the manner set out in the notice of the extraordinary general meeting, and will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

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5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer was received by the Company at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China, Attention: Investor Relations Department, before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS,

Fan Zhang
Chairman of the Board

_______, 2016

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PROXY STATEMENT

Dated ______, 2016

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of Mecox Lane Limited can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact our Investor Relations Department at +86-21-3108-1111, Ext. 8161.

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SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the Extraordinary General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 103. In this proxy statement, the terms “the Company,” “us,” “we” or other terms correlative thereto refer to Mecox Lane Limited. All references to “dollars” and “US$” in this proxy statement are to U.S. dollars, and all references to “RMB” in this proxy statement are to Renminbi, the lawful currency of the People’s Republic of China.

The Parties Involved in the Merger

The Company

We are a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. We primarily offer health, beauty and lifestyle products under our own proprietary brands and of third-party brands through our call center as well as other e-commerce channels in supplement, including our online store, WM18.com, third party e-commerce websites, mobile platforms, WeChat and other social media networks in China. We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our principal executive office is located at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China. Our telephone number at this address is +86-21-3108-1111.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2015, which is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 103 for a description of how to obtain a copy of our Annual Report.

Parent

Minat Associated Co., Ltd. (“Parent”) is a business company incorporated under the laws of the British Virgin Islands wholly owned by Chinaequity Capital Investments Co., Limited. Parent was acquired by the Consortium (as defined below) solely for the purpose of holding the equity interest in Merger Sub (as defined below) and arranging, entering into and completing the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger. The business address of Parent is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

Merger Sub

ChinaEquity Alliance Victory Co., Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Merger Sub was acquired by Parent solely for the purpose of effecting the Merger. The business address of Merger Sub is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

CNshangquan Limited

CNshangquan Limited (“CNshangquan”) is a business company incorporated under the laws of the British Virgin Islands. The principal business of CNshangquan is to hold the relevant Rollover Shares. CNshangquan is wholly owned by Cnshangquan E-Commerce Co., Ltd. . The business address of CNShangquan is located at Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands VG1110.

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Cnshangquan E-Commerce Co., Ltd.

Cnshangquan E-Commerce Co., Ltd. (“Cnshangquan E-Commerce”) is a company incorporated under the laws of the People’s Republic of China. The principal business of Cnshangquan E-Commernce is to provide integrated marketing platforms for the development of O2O e-commerce services and solutions for businesses and consumers. Cnshangquan E-Commerce is controlled by Sanpower Group Co., Ltd. The business address of Cnshangquan E-Commerce is located at 9th floor, International Financial Center, No.1 Hanzhong Road, Nanjing, Jiangsu Province, People’s Republic of China. The telephone number at this address is +86-25-8327-4816.

Sanpower Group Co., Ltd

Sanpower Group Co., Ltd (“Sanpower”) is a company incorporated under the laws of the People’s Republic of China. The principal business of Sanpower is operation in the business segments including retail, media and content, information services, healthcare, real estate and financial investment. The business address of Sanpower is located at 68 Software Avenue, Nanjing, Jiangsu Province, People’s Republic of China. The telephone number at this address is +86-25-8327-4969.

Yafei Yuan

Mr. Yafei Yuan is the chairman of the board of director and the controlling shareholder of Sanpower. The principal occupation of Mr. Yafei Yuan is an entrepreneur and a professional investment manager. The business address of Mr. Yafei Yuan is located at 8/F, 68 Software Avenue, Nanjing, Jiangsu Province, People’s Republic of China. The telephone number at this address is +86-25-8327-4969.

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity ”) is a business company incorporated under the laws of the British Virgin Islands. The principal business of ChinaEquity is China-focused venture capital and private equity investment. ChinaEquity is wholly owned by ChinaEquity USD Fund I L.P. The business address of ChinaEquity is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Fund I L.P., is a limited partnership organized under the laws of Cayman Islands. The principal business of ChinaEquity USD Fund I L.P. is China-focused venture capital and private equity investment. ChinaEquity USD Fund I L.P. is controlled by ChinaEquity USD Investment GP L.P. The business address of ChinaEquity USD Fund I L.P. is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment GP L.P., is a limited partnership organized under the laws of Cayman Islands. The principal business of ChinaEquity USD Investment GP L.P. is China-focused venture capital and private equity investment. ChinaEquity USD Investment GP L.P. is controlled by ChinaEquity USD Investment Management Co. The business address of ChinaEquity USD Investment GP L.P. is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

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ChinaEquity USD Investment Management Co.

ChinaEquity USD Investment Management Co., is a company organized under the laws of Cayman Islands. The principal business of ChinaEquity USD Investment Management Co. is China-focused venture capital and private equity investment. ChinaEquity USD Investment Management Co. is wholly owned by ChinaEquity Global Holding Co., Ltd. The business address of ChinaEquity USD Investment Management Co. is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

ChinaEquity Global Holding Co., Ltd.

ChinaEquity Global Holding Co., Ltd., is a company organized under the laws of the British Virgin Islands. The principal business of ChinaEquity Global Holding Co., Ltd. is China-focused venture capital and private equity investment. ChinaEquity Global Holding Co., Ltd. is wholly owned by Mr. Xu Wang. The business address of ChinaEquity Global Holding Co., Ltd. is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

Chaoyong Wang

Mr. Chaoyong Wang is the sole director and officer of each of ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., and ChinaEquity USD Investment Management Co. The principal occupation of Mr. Chaoyong Wang is venture capital and private equity investment and portfolio management. The business address of Mr. Chaoyong Wang is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

Xu Wang

Mr. Xu Wang is the sole shareholder, sole director and officer of ChinaEquity Global Holding Co., Ltd. The principal occupation of Mr. Xu Wang is venture capital and private equity investment and portfolio management. The business address of Mr. Xu Wang is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

Chinaequity Capital Investments Co., Limited

Chinaequity Capital Investments Co., Limited (“Chinaequity HK”) is a limited liability company incorporated under the laws of Hong Kong. The principal business of Chinaequity HK is China-focused venture capital and private equity investment. Chinaequity HK is wholly owned by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司). The business address of Chinaequity HK is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

Chinaequity Investment Co., LTD (北京信中利投资股份有限公司)

Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) (the “Sponsor”) is a company incorporated under the laws of the People’s Republic of China. The principal business of the Sponsor is private investment, investment bank and fund management. The Sponsor is a joint-stock company listed on the National Equities Exchange and Quotations of the People’s Republic of China. The business address of the Sponsor is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. The telephone number at this address is +86-10-8555-0508.

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Throughout this proxy statement, CNshangquan and ChinaEquity are collectively referred to herein as the “Rollover Shareholders.” Chinaequity HK and the Rollover Shareholders are collectively referred to as the “Consortium.” Parent, Merger Sub and the Consortium are collectively referred to herein as the “Buyer Group”.

During the last five years, none of the persons referred to above under the heading “The Parties Involved in the Merger”, or the respective directors or executive officers of the Company, members of the Buyer Group and their affiliates as listed in Annex E of this proxy statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 75)

You are being asked to vote to authorize and approve the agreement and plan of merger dated as of December 22, 2015 among the Company, Parent and Merger Sub (the “Merger Agreement”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in connection with the Merger (the “Plan of Merger”), pursuant to which, once the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company (the “Surviving Company”) (the “Merger”). The Surviving Company will be wholly owned by Parent (which will be beneficially owned by the Consortium), and will continue to do business under the name “Mecox Lane Limited” following the Merger. If the Merger is completed, the Company will cease to be a publicly traded company and the Company’s ADSs will cease to be listed on the NASDAQ Global Select Market (the “NASDAQ”), and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934 (as amended, and the rules and regulations promulgated thereunder, the “Exchange Act”) will be terminated. After the effective time of the Merger (the “Effective Time”), the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies, and our shareholders will no longer enjoy the rights or protections that the United Sates federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 75)

Under the terms of the Merger Agreement, at the Effective Time, each ordinary share of the Company, par value US$0.0001 per share (each a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and will be converted into and exchanged for the right to receive US$0.114 (the “Per Share Merger Consideration”) and each ADS issued and outstanding will be cancelled in exchange for the right to receive US$4.00 (the “Per ADS Merger Consideration”), in each case, in cash, without interest and net of any applicable withholding taxes. The holders of ADSs will bear any applicable fees, charges and expenses of JP Morgan Chase Bank, N.A, in its capacity as the ADS depositary (the “ADS Depositary”) in connection with the distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of October 26, 2010, by and among the Company, the ADS Depositary and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”). Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	327,029,417 Shares held by the Rollover Shareholders (the “Rollover Shares”) , the Shares held by the ADS Depositary that are not represented by ADSs and the Shares held by Parent, the Company or any of their subsidiaries including such Shares represented by ADSs immediately prior to the Effective Time (collectively, the “Excluded Shares”), which will be cancelled and cease to exist without payment of any consideration or distribution therefor; and

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(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which will be cancelled and cease to exist in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law, and from the Effective Time such dissenting shareholders shall cease to have any of the rights of a shareholder the Company except for the right to be paid the fair value of such Shares.

Treatment of Company Share Awards (Page 76)

As of the date of this proxy statement, there are no outstanding restricted share units, options or share appreciation rights or any other awards granted under the 2006 Stock Option Plan, the 2008 Stock Option Plan, the 2011 Share Incentive Plan, and the 2012 Share Incentive Plan (collectively, the “Company Incentive Plans”). Under the terms of the Merger Agreement, the Company Incentive Plans will be terminated at or prior to the Effective Time.

Record Date and Voting (Page 70)

You are entitled to vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on _______, 2016, the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”). If you own Shares at the close of business in the Cayman Islands on the Share Record Date, the deadline for you to lodge your proxy card and vote is ______, 2016 at 12:00 p.m. (Beijing time).

If you own ADSs as of the close of business in New York City on______, 2016 (the “ADS Record Date”) (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary in its capacity as the holder of the Shares underlying your ADSs how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 12:00 p.m. (New York City time) on ______, 2016 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote. Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you cancel your ADSs and become a registered holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on ______, 2016, the Share Record Date. Each holder has one vote for each Share held as of the close of business in the Cayman Islands on the Share Record Date. We expect that, as of the Share Record Date, there will be 455,227,428 Shares entitled to be voted at the extraordinary general meeting. See “Summary Term Sheet—Voting Information” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger (Page 70)

In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company’s shareholders, passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting (the “Company Shareholder Approval”).

As of the date of this proxy statement, the Rollover Shareholders beneficially own an aggregate of 327,029,417 Shares (including Shares represented by ADSs), which represents approximately 71.84% of the total issued and outstanding Shares as of the date of this proxy statement. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 99 for additional information. Pursuant to the terms of the Support Agreements, these Shares (including such Shares represented by ADSs) will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting. Based on the number of Shares expected to be issued and outstanding on the Share Record Date and the shareholdings of the Rollover Shareholders as of the date of this proxy statement, and assuming each of the Rollover Shareholders complies with the terms of the Support Agreements, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without any further vote of any other shareholder.

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Voting Information (Page 70)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the accompanying proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is ______, 2016, at 12:00 p.m. (Beijing Time). If a broker, bank or other nominee holds your Shares in “street name,” your broker, bank or other nominee should provide you with instructions on how to vote your Shares. Your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

If you own ADSs as of the close of business in New York City on ______, 2016, the ADS Record Date (and do not cancel such ADSs and become a registered holder of the Shares underlying your ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the holder of Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on ______, 2016 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs. The ADS Depositary has, however, advised us that, pursuant to Section 12 of the Deposit Agreement, it will not vote or attempt to exercise the right to vote any Shares other than in accordance with signed voting instructions from the relevant ADS holder, and accordingly, Shares represented by ADSs for which no timely voting instructions are received by the ADS Depositary will not be voted. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

Dissenters’ Rights of Shareholders and ADS Holders (Page 94)

Shareholders who elect to dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex D to this proxy statement. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CORRESPONDING SHARES) BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON ______, 2016, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

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We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex D to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Purposes and Effects of the Merger (Page 52)

The purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which the Company’s shareholders and ADS holders, other than shareholders and ADS holders who are affiliates of the Company, including members of the Buyer Group (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”), will be cashed out in exchange for the Per Share Merger Consideration of US$0.114 or the Per ADS Merger Consideration of US$4.00, in each case, in cash, without interest and net of any applicable withholding taxes, as applicable. See “Special Factors—Purposes of and Reasons for the Merger” beginning on page 52 for additional information.

ADSs representing Shares are currently listed on the NASDAQ under the symbol “MCOX.” It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by the Consortium. Following the completion of the Merger, ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. 90 days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. Following the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide to shareholders of public companies, including reporting obligations for directors, officers and principal securities holders of the Company. Furthermore, following the completion of the Merger, the ADS program for Shares will terminate. See “Special Factors—Effects of the Merger on the Company” beginning on page 52 for additional information.

Plans for the Company after the Merger (Page 55)

Following the consummation of the Merger, Parent will own 100% of the equity interests in the Surviving Company. The Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly-traded company and will instead be a wholly owned subsidiary of Parent.

Recommendations of the Special Committee and the Board (Page 31)

A special committee of the Board (the “Special Committee”), composed solely of independent and disinterested directors who are unaffiliated with any member of the Buyer Group or the management of the Company, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Special Committee, after due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to and in the best interests of the Company and the Unaffiliated Security Holders, (b) declared advisable the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (c) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

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The Board, acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; (b) authorized and approved the Merger Agreement, the Plan of Merger, the consummation of the Transactions, including the Merger, and the limited guarantee by ChinaEquity (the “Guarantor”) in favor of the Company pursuant to which the Guarantor would guarantee certain obligations of Parent and Merger Sub under the Merger Agreement (the “Limited Guarantee”) and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU VOTE FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, the Transactions, including the Merger, the VARIATION of the authorized share capital of the Company from US$1,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.0001 each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, and the amendment and restatement of the existing memorandum and articles of association OF THE COMPANY by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association in the form attached as Appendix II to the Plan of Merger, FOR the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting

For a detailed discussion of the material factors considered by the Special Committee and the Board in determining to recommend the approval of the Merger Agreement and the approval of the Transactions, including the Merger, and in determining that the Merger is fair to and in the best interest of the Company and the Unaffiliated Security Holders, see “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 31 and “Special Factors—Effects of the Merger on the Company—Primary Benefits and Detriments of the Merger” beginning on page 53 for additional information. The foregoing summary is qualified in its entirety by reference to these sections.

Position of the Buyer Group as to Fairness of the Transactions (Page 37)

Each member of the Buyer Group believes that the Transactions are fair to the Unaffiliated Security Holders. Their belief is based upon the factors discussed under the section entitled “Special Factors—Position of the Buyer Group as to the Fairness of the Transactions” beginning on page 37.

Each member of the Buyer Group is making the statements included in this paragraph solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of each member of the Buyer Group as to the fairness of the Transactions are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Financing of the Merger (Page 56)

The Buyer Group estimates that the total amount of funds necessary to consummate the Merger and related transactions will be approximately US$14.7 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Buyer Group do not consider the value of the Rollover Shares which will, in connection with and immediately prior to the closing of the Merger, be exchanged for shares of Parent and such Rollover Shares will, at the Effective Time, be cancelled for no consideration in the Merger. This amount is expected to be funded by the Sponsor through equity financing of up to approximately US$14.7 million.

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Limited Guarantee (Page 57)

Concurrently with the execution and delivery of the Merger Agreement, the Guarantor has executed and delivered a limited guarantee in favor of the Company with respect to the payment obligations of Parent under the Merger Agreement for the termination fee, certain costs and expenses, or the reimbursement for certain liabilities, that in each case, may become payable to the Company by Parent under certain circumstances as set forth in the Merger Agreement. See “Special Factors—Limited Guarantee” beginning on page 57 for additional information.

Support Agreements (Page 57)

Concurrently with the execution and delivery of the Merger Agreement, each of the Rollover Shareholders entered into a Support Agreement (collectively the “Support Agreements”) with Parent. Pursuant to the Support Agreements, among other things: (a) each Rollover Shareholder will vote all of the Shares (including Shares represented by ADSs) beneficially owned by such Rollover Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) the Rollover Shares will, at the Effective Time, be cancelled for no consideration in the Merger. As of the date of the proxy statement, the Rollover Shareholders collectively beneficially own approximately 71.84% of the total number of issued and outstanding Shares.

Consortium Agreement (Page 58)

On July 21, 2015, CNshangquan and Leading Capital Co., Ltd. (“Leading Capital”) entered into a consortium agreement (the “Consortium Agreement”), and ChinaEquity became a member of the Consortium by entering into an amended and restated consortium agreement with CNshangquan and Leading Capital on October 26, 2015. On December 15, 2015, Leading Capital delivered a written notice to withdraw from the Transaction, while Chinaequity HK intended to participate in the Transaction with CNshangquan and ChinaEquity. On December 17, 2015, CNshangquan, ChinaEquity and Chinaequity HK entered into a second amended and restated consortium agreement (the “Second Amended and Restated Consortium Agreement”), pursuant to which each party to the Second Amended and Restated Consortium Agreement agreed, among other things, to form a consortium to (i) participate in the transactions to acquire the Company that would result in a delisting of the Company from NASDAQ and its equity securities to be eligible for termination of registration under the Exchange Act, (ii) work exclusively with each other with respect to the transactions to acquire the Company for 12 months after the date of the Second Amended and Restated Consortium Agreement, and (iii) vote, or cause to be voted at every shareholder or stakeholder meeting all securities beneficially owned by such party in favor of the Transactions and against any competing proposal or matter that would facilitate a competing proposal.

Opinion of Houlihan Lokey (China) Limited (“Houlihan Lokey”), the Special Committee’s Financial Advisor (Page 43)

On December 22, 2015, Houlihan Lokey rendered an oral opinion to the Special Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same day), as to the fairness, from a financial point of view, of the Per Share Merger Consideration of US$0.114 and the Per ADS Merger Consideration of US$4.00, in each case, in cash, without interest and net of any applicable withholding taxes, as applicable, to be received in the merger by holders of the Shares and the ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), as of December 22, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee and only addressed the fairness from a financial point of view of the Per Share Merger Consideration of US$0.114 and the Per ADS Merger Consideration of US$4.00, in each case, in cash, without interest and net at any applicable withholding taxes, as applicable, to be received in the merger by holders of the Shares and ADSs (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the Special Committee or any shareholder as to how to act or vote with respect to the merger or related matters.

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See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 43 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 59)

In considering the recommendations of the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders and ADS holders generally. These interests include, among others:

·	the potential enhancement or decline of share value for Parent, which will be beneficially owned by the Consortium upon the completion of the Merger, as a result of the Merger and future performance of the Surviving Company;

·	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company;

·	the compensation of members of the Special Committee in exchange for their services in such capacity at a rate of US$8,000 and US$5,000 per month for the chairman and the members of the Special Committee, respectively, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger; and

·	the continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements, including equity compensation, with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59 for additional information.

No Solicitation of Competing Transactions (Page 83)

The Merger Agreement restricts our ability, until the Effective Time, or if earlier, the termination of the Merger Agreement, to solicit or engage in discussions or negotiations with third parties regarding Competing Transactions (as defined in the section entitled “The Merger Agreement—No Solicitation of Competing Transactions”). See and read carefully “The Merger Agreement—No Solicitation of Competing Transactions” and “The Merger Agreement—No Change of Recommendation” beginning on page 83 and page 85, respectively.

Conditions to the Merger (Page 89)

The obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction of the following conditions:

·	the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, being authorized and approved by the shareholders at the extraordinary general meeting; and

·	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

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The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

·	(i) certain representations and warranties of the Company (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” as set forth therein) being true and correct in all respects (except for de minimus inaccuracies) and (ii) certain other representations and warranties of the Company contained in the Merger Agreement (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) being true and correct except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date);

·	the Company having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;

·	since the date of the Merger Agreement, there having not been a Company Material Adverse Effect; and

·	the Company having delivered to Parent a certificate, dated the closing date of the Merger, signed by an executive officer of the Company, certifying as to the fulfillment of the above conditions.

The obligations of the Company to consummate the Merger are also subject to the satisfaction, or waiver by the Company, of the following conditions:

·	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement being true and correct (without giving effect to any limitation as to “materiality” set forth therein), in each case as of the date of the Merger Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the impair the ability of Parent and Merger Sub to consummate the Merger;

·	Parent and Merger Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Effective Time; and

·	Parent and Merger Sub having each delivered to the Company a certificate, dated the closing date of the Merger, signed by a director of Parent and Merger Sub, respectively certifying as to the fulfillment of the above conditions.

Termination of the Merger Agreement (Page 89)

The Merger Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Parent and the Company;

(b)	by either Parent or the Company (provided that this termination right is not available to either Parent or the Company, as applicable, whose failure to fulfill any obligation under the Merger Agreement or other intentional breach has been the primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied), if:

·	the Merger is not consummated by September 22, 2016 (the “End Date”);

·	any law, rule, regulation or order enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger being in effect and having become final and non-appealable; or

·	the Company’s shareholders do not authorize and approve the Merger Agreement, the Plan of Merger or the Transactions at the extraordinary general meeting or any adjournment thereof;

(c)	by the Company:

·	upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of Parent and Merger Sub has become untrue, in either case such that the corresponding closing conditions would not be satisfied prior to the End Date and such breach would not be curable or, if curable has not been cured within the earlier of (i) 30 calendar days following receipt of written notice by Parent from the Company of such breach and (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date, provided that the Company is not then in material breach of any representations and warranties, covenants or agreements set forth in the Merger Agreement that would result in certain closing conditions not being satisfied;

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·	if (a) all the conditions to closing for the obligations of Parent and Merger Sub to consummate the Merger have been satisfied or waived by Parent and Merger Sub, and (b) Parent fails to complete the closing of the Merger within ten business days following the date on which the closing of the Merger should have occurred, provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Transactions during such period;

·	prior to receipt of the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement (as defined in the section entitled “The Merger Agreement—No Change of Recommendation”) with respect to a Superior Proposal (as defined in the section entitled “The Merger Agreement—Competing Transactions”) in accordance with the terms of the Merger Agreement, provided that within five business days after such termination, the Company pays the termination fee payable pursuant to the Merger Agreement; or

·	the Board (or the Special Committee) has changed, withheld, amended or modified its recommendation to the shareholders of the Company with respect to a Superior Proposal in accordance with the terms of the Merger Agreement, provided that within five business days after such termination, the Company pays the termination fee payable pursuant to the Merger Agreement.

(d)	by Parent:

·	upon a breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of the Company has become untrue, in either case such that the corresponding conditions to closing would not be satisfied prior to the End Date and such breach would not be curable or, if curable, has not been cured within the earlier of (a) thirty calendar days following receipt of written notice by the Company from Parent of such breach and (b) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date, provided that Parent is not then in material breach of any representations and warranties, covenants or agreements set forth in the Merger Agreement that would result in certain closing conditions not being satisfied;

·	if the Board (or any committee thereof) has changed, withheld, amended or modified its recommendation to the shareholders of the Company in a manner adverse to Parent; or

·	if the Board has (a) failed to include its recommendation in this proxy statement; (b) failed to publicly reaffirm its recommendation within three business day after Parent so requests in writing; (c) recommended to the shareholders of the Company a Competing Transaction; (d) failed to recommend against any Competing Transaction within ten business days; or (e) entered into any letter of intent, memorandum of understanding or other document or contract relating to any Competing Transaction;

·	if the Company has failed to hold the shareholders’ meeting of the Company according to the Merger Agreement, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent; or

·	if the Company has failed to comply with the no-shop undertakings set forth in the Merger Agreement in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent.

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Termination Fees and Reimbursement of Expenses (Page 91)

The Company is required to pay Parent a termination fee of US$1.1 million if the Merger Agreement is terminated:

·	by Parent if (a) the Company breaches its representations, warranties, covenants or agreements under the Merger Agreement (and such breach remains uncured); (b) the Board changes its recommendation in favor of the Merger; (c) the Board (V) fails to included its recommendation in this proxy statement; (W) fails to publicly reaffirm its recommendation within three business day after Parent so requests in writing; (X) recommends to the shareholders of the Company a Competing Transaction; (Y) fails to recommend against any Competing Transaction within ten business days; or (Z) enters into any letter of intent, memorandum of understanding or other document or contract relating to any Competing Transaction, (d) if the Company has failed to hold the shareholders’ meeting of the Company according to the Merger Agreement, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent, or (e) if the Company has failed to comply with the no-shop undertakings set forth in the Merger Agreement in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent;

·	by the Company (a) in order to enter into an alternative agreement with respect to a Superior Proposal; or (b) in the event that the Board changes its recommendation with respect to a Superior Proposal; and

·	by either of the Company or Parent due to (a) the Merger is not completed by the End Date or the failure of the Company’s shareholders to approve the Transactions, and (b) within 12 months following the termination of the Merger Agreement, the Company consummates a Competing Transaction or enters into a definitive agreement for a Competing Transaction.

Parent is required to pay the Company a termination fee of US$2.2 million if the Merger Agreement is terminated:

·	by the Company due to a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements under the Merger Agreement (and such breach remains uncured); or

·	by the Company due to the failure of Parent to complete the Merger within ten business days following the date on which the closing should have occurred pursuant to the Merger Agreement and (a) all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger have been satisfied (or waived by Parent and Merger Sub) and (b) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the closing.

In the event that the Company or Parent fails to pay the termination fee when due and in accordance with the requirements of the Merger Agreement, the Company or Parent, as the case may be, will be required to reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with collection of such unpaid termination fee, together with accrued interest on such unpaid termination fee.

U.S. Federal Income Tax Consequences (Page 62)

The receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 62. The tax consequences of the Merger or the exercise of dissenters’ rights to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to you.

PRC Income Tax Consequences (Page 65)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for the Company’s Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC tax residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise or that PRC tax would otherwise apply. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise then the gain recognized on the receipt of cash for the Company’s Shares or ADSs by the holders of such ADSs or Shares that are not PRC tax residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Shares or ADSs is subject to PRC tax if the holders of such Shares or ADSs are PRC resident individuals. Neither Parent nor Merger Sub intends to withhold any PRC taxes on the consideration provided to non-PRC-resident shareholders of the Company in connection with the merger. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. Please see “Special Factors—PRC Income Tax Consequences” beginning on page 65 for additional information..

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Cayman Islands Tax Consequences (Page 66)

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger Agreement. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed or produced before a court in the Cayman Islands (for example, for enforcement), (b) registration fees will be payable to the Cayman Registrar to register the Plan of Merger and (c) fees payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette, if any. See “Special Factors—Cayman Islands Tax Consequences” beginning on page 66 for additional information.

Regulatory Matters (Page 62)

The Company does not believe that any material U.S. federal or state, or foreign, regulatory approvals, filings or notices are required in connection with effecting the Merger other than the approvals, filings or notices required under the U.S. federal securities laws and the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of Merger published in the Cayman Islands Government Gazette.

Litigation Related to the Merger (Page 62)

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger (Page 62)

The Merger is expected to be accounted for, at historical cost, as a Merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

Market Price of the ADSs (Page 67)

The closing price of ADSs on the NASDAQ on July 20, 2015, the last trading date immediately prior to the Company’s announcement on July 21, 2015 that it had received a going-private proposal, was US$3.40 per ADS. The consideration of US$4.00 per ADS to be paid in the Merger represents a premium of approximately 17.65% over that closing price.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving this proxy statement?

A:	On December 22, 2015, we entered into the Merger Agreement with Parent and Merger Sub. You are receiving this proxy statement in connection with the solicitation of proxies by the Board in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on _______, 2016, at ______ a.m. (Beijing time) at ______________.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

·	as a special resolution, that the Merger Agreement, the Plan of Merger and the Transactions, including the (i) Merger, (ii) the variation of the authorized share capital of the Company from US$1,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.0001 each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each (the “Variation of Capital”), and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), be authorized, approved and adopted;

·	as a special resolution, that each of the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

·	if necessary, as an ordinary resolution, that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What is the Merger?

A:	The Merger is a going-private transaction pursuant to which the Buyer Group will acquire the Company. Once the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company after the Merger. If the Merger is consummated, the Company will continue its operations as a privately held company beneficially owned by the Consortium and, as a result of the Merger, ADSs will no longer be listed on NASDAQ and the ADS program for the Shares will terminate.

Q:	What will I receive in the Merger if I own Shares or ADSs (that are not Excluded Shares)?

A:	If you own Shares immediately prior to the Effective Time (that are not Excluded Shares), at the Effective Time, you will be entitled to receive the Per Share Merger Consideration of US$0.114, in cash, without interest and net of any applicable withholding taxes, for each Share you own immediately prior to the Effective Time (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex D to this proxy statement, with respect to the Merger, in which event you will be entitled to receive the fair value of each Share as determined pursuant to Section 238 of the Cayman Islands Companies Law).

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If you own ADSs (that are not ADSs representing Excluded Shares) immediately prior to the Effective Time, at the Effective Time, you will be entitled to receive the Per ADS Merger Consideration of US$4.00 in cash, without interest and net of any applicable withholding taxes, for each ADS you own immediately prior to the Effective Time. You will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, including applicable ADS cancellation fees.

See “Special Factors—U.S. Federal Income Tax Consequences”, “Special Factors—PRC Income Tax Consequences” and “Special Factors—Cayman Islands Tax Consequences” beginning on page 62, page 65 and page 66 for a more detailed description of the tax consequences of the Merger. You should consult your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state, local, non-U.S. and other taxes.

Q:	How will the Company Share Awards be treated in the Merger?

A:	As of the date of this proxy statement, there are no outstanding restricted share units, options, share appreciation rights or any other awards granted under the Company Incentive Plans. If the Merger is completed, the Company Incentive Plans and any relevant awards agreements applicable to the Company Incentive Plans will be terminated.

Q:	What effects will the Merger have on the Company?

A:	As a result of the Merger, the Company will cease to be a publicly-traded company and will be beneficially owned by the Consortium. You will no longer have any interest in the future earnings or growth of the Company. Following the consummation of the Merger, the registration of the Shares and the reporting obligations with respect to the Shares under the Exchange Act will be terminated upon application to the SEC. In addition, upon the consummation of the Merger, the ADSs will no longer be listed or traded on any stock exchange, including NASDAQ, and the ADS program for the Shares will terminate.

Q:	When do you expect the Merger to be completed?

A:	We are working toward consummating the Merger as quickly as possible and currently expect the Merger to consummate during the second quarter of 2016, after all conditions to the Merger have been satisfied or waived. In order to consummate the Merger, we must obtain the shareholders’ approval at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

Q:	What happens if the Merger is not completed?

A:	If the Company’s shareholders do not authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, or if the Merger is not consummated for any other reason, the Company’s shareholders will not receive any payment for their Shares or ADSs pursuant to the Merger Agreement. In addition, the Company will remain a publicly-traded company. The ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Shares and ADSs.

Under certain specified circumstances under the Merger Agreement, the Company may be required to pay Parent or its designees a termination fee and reimburse Parent for its expenses in connection with enforcing the payment of such termination fee, or Parent may be required to pay the Company a termination fee and reimburse the Company for its expenses in connection with enforcing the payment of such termination fee, in each case, as described in “The Merger Agreement—Termination Fee” beginning on page 91.

Q:	After the Merger is consummated, how will I receive the merger consideration for my Shares?

A:	If you are a registered holder of Shares (that are not Excluded Shares) immediately prior to the Effective Time, and if you have not exercised dissenter rights in respect of your Shares, promptly after the Effective Time (and in any event no more than three business days after the Effective Time), a paying agent appointed by Parent will mail you (a) a letter of transmittal for the purpose of specifying how the delivery of the merger consideration to you is to be effected and (b) instructions for effecting the surrender of any issued share certificates representing Shares (or affidavits and indemnities of loss in lieu of share certificates) in exchange for the merger consideration. Upon your surrender of the share certificates (or an affidavit and indemnity of loss in lieu of the share certificates) together with a duly completed letter of transmittal, you will receive an amount equal to the number of your Shares represented by such share certificate (or affidavits and indemnities of loss in lieu of share certificates) or the number of uncertificated Shares multiplied by the Per Share Merger Consideration of US$0.114 in cash, without interest and net of any applicable withholding tax, in exchange for the cancellation of your Shares.

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In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the share certificate may be issued to such transferee if the share certificate which immediately prior to the Effective Time represented such Shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes has been paid or are not applicable.

The Per Share Merger Consideration may be subject to backup withholding taxes if the paying agent has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the Merger is consummated, how will I receive the merger consideration for my ADSs?

A:	If you are a registered holder of ADSs (that are not ADSs representing Excluded Shares) that are evidenced by certificates, also referred to as American depositary receipts (“ADRs”), unless you have surrendered your ADRs to the ADS Depositary for cancellation prior to the Effective Time, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS Depositary after the Effective Time), the ADS Depositary will send you a check for the Per ADS Merger Consideration of US$4.00 in cash, without interest and net of any applicable withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the consummation of the Merger. If you hold your ADSs (that are not ADSs representing Excluded Shares) in un-certificated form (that is, without an ADR), unless you have surrendered your ADSs to the ADS Depositary for cancellation prior to the Effective Time, the ADS Depositary will automatically send you a check for the Per ADS Merger Consideration, without interest and net of any applicable withholding taxes, in exchange for the cancellation of each of your ADSs after the consummation of the Merger. You will pay any applicable fees, charges and expenses of the ADS Depositary in connection with the distribution of the merger consideration to you, including ADS cancellation fees.

In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS Depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS Depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

The Per ADS Merger Consideration may be subject to backup withholding taxes if the ADS Depositary has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If your ADSs are held in “street name” by your broker, bank or other nominee at the Depository Trust Company (“DTC”), you will not be required to take any action to receive the merger consideration for your ADSs as the ADS Depositary will arrange for the surrender of the ADSs and the remittance of the merger consideration to DTC (the clearance and settlement system for the ADSs) for distribution by DTC to your broker, bank or other nominee on your behalf. If you have any questions concerning the receipt of the merger consideration, please contact your broker, bank or other nominee.

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Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement and the Plan of Merger?

A:	In order for the Merger to be consummated, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company’s shareholders, passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

At the close of business in the Cayman Islands on ______, 2016, the Share Record Date for the extraordinary general meeting, 455,227,428 Shares are expected to be issued and outstanding at the extraordinary general meeting.

Pursuant to the Support Agreements, (a) the Rollover Shareholders will vote (or cause to be voted) all of the Shares (including the Shares represented by ADSs) beneficially owned by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) the Rollover Shares will, at the Effective Time, be cancelled for no consideration in the Merger.

Given the Rollover Shareholders’ shareholding as described above and assuming their compliance with their voting obligations under the Second Amended and Restated Consortium Agreement and the Support Agreements, based on the number of Shares expected to be issued and outstanding on the Share Record Date, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without any further vote of any other shareholder.

Q:	What vote of the Company’s shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:	The proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting, must be authorized and approved by an affirmative vote of holders of Shares representing a majority of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Q:	How does the Board recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the Special Committee, the Board by a unanimous vote recommends that you vote:

·	FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A;

·	FOR the proposal to authorize each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

·	FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

You should read “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 31 for a discussion of the factors that the Special Committee and the Board considered in deciding to recommend the approval of the Merger Agreement. In addition, in considering the recommendation of the Special Committee and the Board with respect to the Merger Agreement, you should be aware that some of the Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59.

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Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share Record Date is ______, 2016. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share Record Date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof. The ADS Record Date is ______, 2016. Only ADS holders of the Company at the close of business in New York City on the ADS Record Date are entitled to instruct the ADS Depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you convert your ADSs into Shares by the close of business in New York City on ______, 2016 and become a holder of Shares by the close of business in the Cayman Islands on the Share Record Date.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy (or in the case of a shareholder being a corporation, by its duly authorized corporate representative), of shareholders holding not less than an aggregate of one-third of all voting share capital of the Company on the Share Record Date will constitute a quorum for the extraordinary general meeting.

Q:	How will our directors and executive officers vote on the proposal to authorize and approve the Merger Agreement?

A:	Pursuant to the Second Amended and Restated Consortium Agreement and the Support Agreements, the Rollover Shareholders agreed to vote (or cause to be voted) all of the Shares (including the Shares represented by ADSs) beneficially owned by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date of this proxy statement, the Rollover Shareholders beneficially own approximately 71.84% of the entire issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 99 for additional information.

Q:	Do any of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

A:	Yes. Some of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59 for a more detailed discussion of how some of the Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally.

Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold ADSs or otherwise hold through a bank or broker) as of the Share Record Date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by the Company no later than ______, 2016 at 12:00 p.m. (Beijing time), the deadline to lodge your proxy card, so that your Shares may be represented and voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. To attend the extraordinary general meeting, you must present certain documents to verify your identities, such as your identification card or passport and your share certificate. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, Shares represented by your proxy will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, FOR the proposal to amend and restate the memorandum and articles of association of the Company in the form attached as Appendix II to the Plan of Merger upon the Effective Date, FOR the proposal to authorize each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If your Shares are held by your broker, bank or other nominee, please see below for additional information.

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Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not convert such ADSs and become a registered holder of the Shares underlying your ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the holder of Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on ______, 2016 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs. The ADS Depositary has, however, advised us that, pursuant to Section 12 of the American Depositary Receipt evidencing your ADSs, it will not vote or attempt to exercise the right to vote any Shares other than in accordance with signed voting instructions from the relevant ADS holder and, accordingly, Shares represented by ADSs for which no timely voting instructions are received by the ADS Depositary will not be voted. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you convert your ADSs and become a holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on the Share Record Date. If you wish to convert your ADSs for the purpose of voting the corresponding Shares, you need to make arrangements to deliver your ADSs to the ADS Depositary for cancellation before the close of business in New York City on ______, 2016 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of such Shares), (b) payment of the ADS cancellation fees (US$5.00 for each 100 ADSs (or portion thereof) to be cancelled pursuant to the terms of the Deposit Agreement), which will not be borne by the Surviving Company, and any applicable taxes, and (c) a certification that you either (i) held the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled, or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf. Upon conversion of the ADSs, the ADS Depositary will arrange for J.P. Morgan Chase Bank N.A. - Hong Kong Branch, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Cayman Registrar of Shares, Maples Fund Services (Cayman) Limited, to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a public company in the United States and ADSs will continue to be listed on NASDAQ. As a result, if you have converted your ADSs to attend the extraordinary general meeting and you wish to be able to sell your Shares on a stock exchange, you will need to deposit your Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (US$5.00 for each 100 ADSs (or portion thereof) issued) and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Q:	If my Shares or ADSs are held in a brokerage, bank or other nominee account, will my broker, bank or other nominee vote my Shares or ADSs on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Shares or ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares or ADSs may not be voted.

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Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:	If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to the ADS Depositary, your broker, bank, or other nominee, your vote will not be counted; provided that if you are a holder of Shares and submit a signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, FOR the proposal to amend and restate the memorandum and articles of association of the Company in the form attached as Appendix II to the Plan of Merger upon the Effective Date, FOR the proposal to authorize each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Q:	May I change my vote?

A:	Yes. If you are a holder of Shares, you may change your vote in one of the following three ways:

·	First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China, Attention: Investor Relations Department, before the commencement of the extraordinary general meeting.

·	Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that it is received by the Company no later than 12:00 p.m. (Beijing time) on ______, 2016, which is the deadline to lodge your proxy card.

·	Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (New York City time) on ______, 2016. A holder of ADSs can do this in one of two ways:

·	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary.

·	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage, bank or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit each proxy card that you receive.

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Q:	If I am a holder of certificated Shares or ADRs, should I send in my Share certificates or my ADRs now?

A:	No. After the Merger is consummated, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your Share certificates for the merger consideration. Please do not send in your certificates now. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the Merger is consummated, the ADS Depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS Depositary relating to the foregoing.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry) will automatically receive their merger consideration shortly after the Merger is consummated without any further action required on the part of such holders.

If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration.

Q:	What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:	The Share Record Date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the Merger is expected to be consummated. If you transfer your Shares after the Share Record Date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to the person to whom you transfer your Shares, but will transfer the right to receive the merger consideration to such person, so long as such person is registered as the owner of such Shares when the Merger is consummated.

The ADS Record Date is the close of business in New York City on ______, 2016. If you transfer your ADSs after the ADS Record Date but before the extraordinary general meeting, you will retain your right to instruct the ADS Depositary to vote at the extraordinary general meeting, but will transfer the right to receive the merger consideration to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the Merger is consummated.

Q:	Am I entitled to dissenters’ rights?

A:	Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex D to this proxy statement. The fair value of each of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the Per Share Merger Consideration of US$0.114 in cash, without interest and net of any applicable withholding taxes, they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares.

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ADS holders will not have the right to exercise dissenters’ rights and receive payment of the fair value of the Shares underlying their ADSs. The ADS Depositary will not exercise or attempt to exercise any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS Depositary for conversion into Shares, pay the ADS Depositary’s fees required for the cancellation of their ADSs, provide instructions for the registration of the corresponding Shares in the Company’s register of members, and certify that they hold the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions as to their ADS before 5:00 p.m. (New York City Time) on ______, 2016, and become registered holders of Shares by the close of business in the Cayman Islands on the Share Record Date. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law. If the Merger is not consummated, the Company will continue to be a public company in the United States and ADSs will continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if a former ADS holder has converted his, her or its ADSs to exercise dissenters’ rights and the Merger is not consummated and such former ADS holder wishes to be able to sell his, her or its Shares on a stock exchange, such former ADS holder will need to deposit his, her or its Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (US$5.00 for each 100 ADSs (or portion thereof) issued) and applicable Share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 94 as well as “Annex D—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs registered in the name of such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should contact our Investor Relations Department at +86-21-3108-1111, Ext. 8161.

In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the extraordinary general meeting, you must make your request no later than ten days prior to the date of the extraordinary general meeting.

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SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to China Standard Time.

The Board and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management also have periodically reviewed strategic alternatives that may be available to the Company.

CNshangquan and Leading Capital started to discuss the possibility of privatizing the Company in early July.  On July 21, 2015,  CNshangquan and Leading Capital entered into a consortium agreement, which provides for, among other things, good faith cooperation by the parties in connection with the proposed transaction (as defined below).

On July 21, 2015, CNshangquan and Leading Capital jointly submitted a preliminary non-binding proposal letter to the Board (the “Proposal”) to acquire all of the outstanding shares of the Company not already owned by CNshangquan in a going private transaction for US$4.00 per ADS or approximately US$0.114 per Share in cash (the “proposed transaction”), subject to certain conditions. CNshangquan also stated in the Proposal that it was interested only in the proposed transaction and was not interested in selling its shares in any other transaction involving the Company. They intended to finance the transactions contemplated under the Proposal through a combination of cash and rollover equity and additional equity financing from any investor who may be admitted to the buyer group. They also engaged Gibson Dunn & Crutcher LLP (“GDC”) as their international legal counsel.

Later on that day, the Company issued a press release regarding its receipt of the Proposal, and on July 22, 2015, furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On July 22, 2015, CNshangquan filed an amendment to the Schedule 13D with the SEC in connection with the Proposal.

On July 28, 2015, the Board held a telephonic meeting to discuss the Proposal. Mr. Michael Guisheng Liu, vice president of finance and acting chief financial officer of the Company, and Ms. Jian Hou, secretary to the Board and director of investor relations department of the Company, were invited by the Board to the meeting. After the discussion, the Board determined that it was in the best interests of the Company and its shareholders to establish a special committee of independent and disinterested directors (the “Special Committee”) and thereafter established the Special Committee to evaluate the Proposal, consisting of Mr. Xiongsheng Yang and Mr. Xiaohua Li, with Mr. Xiongsheng Yang serving as chairman of the Special Committee. The Special Committee was granted, by way of unanimous written resolutions by the Board on July 28, 2015, the power and authority to (i) evaluate, communicate with relevant parties, negotiate, respond, reject the proposed transaction or any alternative transaction and, if the Special Committee deems appropriate, approve and effectuate the proposed transaction; (ii) determine whether the proposed transaction or any alternative transaction negotiated by the Special Committee is fair to, and in the best interests of, the Company and its shareholders (other than the members of the Consortium and their respective affiliates and associates); (iii) determine whether proposals with respect to any alternative transaction should be sought from third parties; (iv) report and recommend to the entire Board with respect to the proposed transaction or any alternative transaction; (v) execute any documents for and on behalf of the Company by any member of the Special Committee with respect to the proposed transaction; (vi) retain any advisors, including legal counsels, financial advisors and outside consultants to assist the Special Committee in discharging its responsibilities; and (vii) exercise any other power that may be otherwise exercised by the Board and that the Special Committee may determine is necessary or advisable to carry out and fulfill its duties and responsibilities through abandonment or completion of the proposed transaction. The Special Committee subsequently appointed Ms. Jian Hou as its secretary to assist communication and coordination between the Special Committee and with its advisors with respect to the proposed transaction or any alternative transaction, and provide secretarial support to the Special Committee. In her capacity as the Special Committee’s secretary, Ms. Hou organized and attended most of the meetings of the Special Committee. No other members of the Company’s management was present at any of the Special Committee meetings.

From late July 2015 to early September 2015, the Special Committee considered proposals from and conducted interviews with multiple prospective law firms and investment banks that had expressed interest in being considered for the roles of the U.S. legal advisor and the financial advisor to the Special Committee, respectively.

On August 24, 2015, after due consideration on the overall qualifications, experience and other characteristics of each potential legal advisor candidate, the Special Committee retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its U.S. legal advisor to assist the Special Committee in evaluating and negotiating the proposed transaction or any alternative transaction.

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On September 11, 2015, after considering the experience, qualifications and reputation of each potential financial advisor candidate, the Special Committee engaged Houlihan Lokey as its financial advisor. The Special Commmitee noted that Houlihan Lokey had prior engagements with the Company, Cnshangquan E-Commerce and Sanpower, respectively, for which Houlihan Lokey had received compensation, including having acted as financial advisor in: (i) advising Cnshangquan E-Commerce in connection with its acquisition of a 63.7% interest in the Company in February 2014; (ii) advising the Company in the disposal of its apparel business in August 2014; (iii) advising Sanpower on the acquisition of Brookstone Inc. in June 2014; and (iv) advising Cnshangquan E-Commerce on other potential acquisition opportunities which Sanpower and Cnshangquan E-Commerce ultimately decided to not pursue. See “Special Factors—Opinion of the Special Committee’s Financial Advisor—Other Matters” on page 51. However, the Special Committee determined that the existence of the the prior engagements did not undermine Houlihan Lokey’s ability to evaluate the fairness of the proposed transaction due to, among other factors: (a) as confirmed to the Special Committee by Houlihan Lokey, each of the prior engagements had been concluded or terminated prior to Houlihan Lokey’s engagement by the Special Committee, (b) the amount of fees Houlihan Lokey had received during the past two years for the foregoing services, which in the aggregate amounted to US$350,000, did not appear to be material to Houlihan Lokey or its business, and (c) Houlihan Lokey’s confirmation that it did not believe there existed a conflict of interest that would prohibit it from serving as a financial advisor to the Special Committee in relation to the proposed transaction. Therefore, the Special Committee selected Houlihan Lokey as its financial advisor but expressly required in the engagement letter that Houlihan Lokey was to obtain the Special Committee’s prior written consent before entering into additional representations of, or providing services to, any buyer group member during the term of Houlihan Lokey’s engagement with the Special Committee.

Later on that day, the Company issued a press release regarding the Special Committee’s appointment of Skadden as its U.S. legal advisor and Houlihan Lokey as its financial advisor, and on September 14, 2015 furnished the press release as an exhibit to its current report on Form 6-K with the SEC. The Special Committee also retained Maples and Calder (“Maples”) on August 27, 2015, as its Cayman Islands legal advisor after considering the relevant experience and credentials of Maples.

On September 2, 2015, Leading Capital sent a draft non-disclosure agreement to the Special Committee.

Over the course of the next several days, Skadden and GDC negotiated the terms of the non-disclosure agreement. On September 11, 2015, the Special Committee, on behalf of the Company, entered into the non-disclosure agreement with Leading Capital.

On September 14, 2015, GDC sent an initial draft Merger Agreement to Skadden.

On September 15, 2015, the Special Committee held a telephonic meeting with Skadden and Houlihan Lokey. During the meeting, Skadden led the Special Committee in a discussion of its duties and responsibilities as well as best practices in the context of a going-private transaction. Thereafter, Skadden and Houlihan Lokey provided the Special Committee with a summary of the general process of a going-private transaction and the advisors’ respective roles in assisting the Special Committee in its work. The Special Committee then engaged in a discussion with its advisors the possible alternatives to the proposed transaction, including the possibility of continuing to operate the Company as an independent publicly-traded entity and the possibility of selling the Company to a person unaffiliated with the buyer group. After deliberation, the Special Committee decided that it would revisit the possible alternatives to the proposed transaction after Houlihan Lokey conducted a preliminary due diligence investigation on the business and financial conditions of the Company. The Special Committee then instructed the Company's management to accommodate requests for information from the Special Committee's financial advisor for its due diligence investigation in connection with the proposed transaction. Skadden reported to the Special Committee that it had commenced to review the draft Merger Agreement provided by GDC.

On September 24, 2015, Skadden provided an issues list covering the key issues in the draft Merger Agreement to the Special Committee.

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On September 25, 2015, the Special Committee held a telephonic meeting with Skadden and Houlihan Lokey to discuss the initial draft Merger Agreement provided by GDC on September 14, 2015. During the meeting, Skadden provided the Special Committee with an overview of the draft Merger Agreement and the key issues for the Special committee to consider including (i) requiring the buyer group to bear the ADS cancellation fee; (ii) the extensiveness of representations and warranties to be provided by the Company and the buyer group, respectively, (iii) the “no shop” provisions, including the absence of any “go-shop” right of the Company following the execution of the Merger Agreement, (iv) the absence of the “fiduciary out” rights (the “Fiduciary Out Rights”) that would permit the Board to change recommendation and terminate the Merger Agreement, (v) the “force the vote” provision, pursuant to which the buyer group would have the right to force a shareholder vote even if a change in the company recommendation was made by the board (the “Force the Vote Provision”), (vi) the closing conditions, including the absence of a “majority of the minority vote” requirement, and a condition for the benefit of the buyer group that shareholders representing no more than 1% of the outstanding shares had validly serving a notice of objection under 238(2) of the CICL as dissenting shareholders, (vii) certain trigger events for the termination of the Merger Agreement and the payment of termination fees and (viii) the buyer group’s right to terminate the Merger Agreement notwithstanding that all closing conditions are satisfied and the prohibition of the Company from specifically enforcing the Merger Agreement and the equity commitment in case of a breach by Parent, Merger Sub or the Sponsor. The Special Committee also discussed with its advisors the possibility of conducting a market check. In considering this issue, the Special Committee noted that (x) the buyer group owed approximately 63.8% of the outstanding voting power and therefore had ability to veto any other transaction at a shareholder meeting and was clearly a controlling shareholder for any matter that requires shareholders’ approval, including the election of the directors, (y) the buyer group had clearly indicated that it was committed to the current proposal and not any potential proposal from a third party, and (z) no other party had expressed an interest in a transaction with the Company since the announcement of the proposed transaction. The Special Committee concluded that it was unlikely that a market check would result in a competing proposal from a third party that could likely be consummated, but the Special Committee would remain open to considering alternative bids for the Company, including potentially through a “go-shop” process. After thorough discussion and considering the views of its advisors, the Special Committee agreed on a proposed response to the key issues.

On October 8, 2015, CNshangquan, through GDC, informed the Special Committee and Skadden that ChinaEquity, who holds approximately 8% of the Company’s issued and outstanding ordinary shares, had expressed an interest in joining the buyer group for the proposed transaction.

On the same day, the Special Committee held a telephonic meeting with Skadden and Houlihan Lokey. During the meeting, Skadden explained to the Special Committee the possible implications of ChinaEquity’s joining the buyer group, in particular that CNshangquan and ChinaEquity collectively held approximately 71.84% of the Company’s total voting power, which had exceeded the statutory threshold for the shareholders to approve a merger under the law of the Cayman Islands and would further enhance the buyer group’s controlling power at any shareholders’ meeting. In light of the buyer group’s shareholding position and their expressed position not to sell their respective stakes in the Company to any third party, the Special Committee reaffirmed its intial assessment that it is unlikely to find any party that will be able to consummate an alternative transaction with the Company through a pre-signing market check process. Skadden then led the Special Committee in a discussion of the updated issues list taking into account ChinaEquity’s participation in the proposed transaction. After discussion and careful consideration, the Special Committee instructed Skadden to revise and negotiate with the buyer group various terms of the Merger Agreement, including (i) requesting the buyer group to increase the offer price and bear the ADS cancellation fee; (ii) streamlining the Company’s representations and warranties in light of the buyer group’s familiarity with the Company; (iii) requesting a 60-day go-shop right of the Company following the execution of the Merger Agreement; (iv) requesting the Fiduciary Out Rights and deleting the Force to Vote Provision; (v) requesting a closing condition of “majority of minority vote” and deleting the condition to the obligations of Parent and Merger Sub consummate the proposed transaction that the dissenting shares will not exceed 1% of the Company’s shares; (vi) limiting the buyer group’s right to terminate the Merger Agreement and the triggering events for payment of the Company termination fee; (vii) requesting the Company’s right to specifically enforce the Merger Agreement and the Equity Commitment Letter; (viii) suggesting the amount of the buyer group termination fee be twice of the Company termination fee; and (ix) excluding from the scope of liabilities to which the Company would be subject, any liabilities arising from any breach by the Company under the Merger Agreement which was under the direction of the buyer group; and (x) proposing the long stop date to be on the six-month anniversary of the signing date of the Merger Agreement (rather than on the twelve-month anniversary as proposed by the buyer group).

On October 10, 2015, GDC sent to Skadden a draft non-disclosure agreement between the Company and ChinaEquity and the draft amended and restated non-disclosure agreement between the Company and Leading Capital. On the same day, the Special Committee, on behalf of the Company, entered into the non-disclosure agreement with ChinaEquity and the amended and restated non-disclosure agreement with Leading Capital to allow the buyer group members to amend the Consortium Agreement.

On October 12, 2015, Skadden sent a revised draft of the Merger Agreement to GDC.

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On October 23, 2015, the Special Committee held a meeting with Houlihan Lokey and Skadden. During the meeting, Houlihan Lokey updated the Special Committee on the progress of its financial due diligence and financial analysis on the Company. The Special Committee then discussed with Houlihan Lokey whether the per share purchase price of approximately US$0.134, or US$ 4.69 per ADS, paid by Cnshangquan E-Commerce in its acquisition of a 63.7% of the Shares in the Company in May 2014 (the “2014 Acquisition”) presented a meaningful comparison for purposes of determining the fairness of the Per Share Merger Consideration. Houlihan Lokey explained to the Special Committee that although the purchase price paid by Cnshangquan E-Commerce in the 2014 Acquisition was a factor to be considered, a direct comparison would not be a material indicator of the present value of the Company, nor should it be viewed as a primary benchmark for evaluating whether the Per Share Merger Consideration is fair to the Company’s shareholders who are not affiliated with the Company because, among other reasons, the 2014 Acquisition was completed more than nineteen months earlier and the Company’s business and financial conditions were different then from now, particularly in light of the fact that the Company had undergone a subsequent spin-off of its apparel business in September 2014. Skadden then reviewed with the Special Committee the remaining outstanding key issues of the Merger Agreement, the implications thereof and the positions that the Special Committee may adopt.

On October 26, 2015, CNshangquan, Leading Capital and ChinaEquity entered into an Amended and Restated Consortium Agreement.

On October 27, 2015, GDC delivered a revised draft of the Merger Agreement to Skadden.

On October 30, 2015, GDC delivered initial drafts of the Support Agreements to Skadden.

On the same day, Skadden provided the Special Committee with an updated issues list of the Merger Agreement and the Support Agreements. The Special Committee instructed Skadden to continue to negotiate with GDC on the outstanding issues of the Merger Agreement, including demanding a higher offer price.

Later on that day, GDC delivered initial drafts of the Limited Guarantee and the Equity Commitment Letter to Skadden.

On November 4, 2015, the Special Committee met with Houlihan Lokey by conference call to follow up on questions raised during the October 23, 2015 meeting regarding, among other things, the extent to which the purchase price paid by Cnshangquan E-Commerce in the 2014 Acquisition should be considered in evaluating the fairness of the consideration to be paid to shareholders unaffiliated with the Company, and the historical share price performance of the Company following the 2014 spin-off of the Company’s apparel business. In addition, Houlihan Lokey updated the Special Committee on its financial analyses and discussed with the Special Committee potential valuation methodologies to be employed and the basis for such methodologies, including the criteria used to select comparable companies for its selected companies analysis and the criteria used to select precedent transactions for its selected transactions analysis.

On November 6, 2015, at the request of the Special Committee, Maples advised the Special Committee that there is no requirement under the laws of the Cayman Islands that the merger consideration payable in the proposed transaction must be no less than the purchase price paid in the 2014 Acquisition.

On November 9, 2015, Skadden held a telephone call with GDC to discuss the outstanding issues in the Merger Agreement, the Support Agreements, the Limited Guarantee and the Equity Commitment Letter and to request, on behalf of the Special Committee, an increase in the offer price. GDC indicated that they would discuss in further details Skadden’s comments to the Merger Agreement and other transaction documents and the request to increase the offer price with the buyer group. During the course of next two days, Skadden and GDC had a series of calls to discuss the outstanding issues in the various transaction documents. GDC also verbally advised Skadden that the buyer group had no intention to increase the offer price. On November 12, 2015, Skadden provided the Special Committee with an updated issues list based on its discussions with GDC.

On November 13, 2015, the Special Committee held a telephonic meeting with Skadden. During the meeting, Skadden reported to the Special Committee that the buyer group rejected to consider any increase in the offer price but agreed to delete the Force the Vote provision and the closing condition of no more than 1% dissenting shares, and made a packaged proposal to the Special Committee that the buyer group would agree that (a) the buyer group shall not have a right to terminate the Merger Agreement if all closing conditions are satisfied and (b) the Company shall have the right to specifically enforce the Merger Agreement, the Equity Commitment Letter and the Support Agreements in case of a breach by the buyer group, if the Special Committee would agree (x) the US$4 per ADS or US$0.114 per Share merger consideration, (y) the deletion of “go-shop” provision, and (z) the ADS cancellation fees shall be borne by the holders thereof as provided in the Deposit Agreement. The Special Committee further discussed whether it was meaningful to include a “go-shop” period after the execution of the Merger Agreement. In light of the buyer group’s shareholding position and voting power, the Special Committee concluded that it would be unlikely to attract any third party to make competing proposals for the Company through a “go-shop” process. The Special Committee also noted that the majority-of-the-minority voting requirement was not a statutory requirement under the law of the Cayman Islands and that it was not common to have such a requirement based on past going-private transactions involving Cayman Islands companies and then concluded that it would reserve its right to revisit the shareholders’ approval requirement proposed by the buyer group depending on the outcomes of the other negotiating points with the buyer group. After further discussion and careful consideration, the Special Committee instructed Skadden to revise and negotiate with the buyer group the terms of the Merger Agreement, including (i) accepting the deletion of “go-shop” provision but requesting the Company’s Fiduciary Out Rights; (ii) accepting that the ADS cancellation fees will be borne by the holders thereof as provided in the Deposit Agreement; (iii) accepting the long stop date being nine-month anniversary of the signing date of the Merger Agreement; (iv) requesting the buyer group to increase offer price, (v) streamlining the Company’s representations and warranties; (vi) requesting a closing condition of “majority of minority vote”; (vii) limiting the buyer group’s right to terminate the Merger Agreement and the triggering events for payment of the Company termination fee; (viii) proposing a Parent termination fee in the amount of 6% of the Company's equity value implied by the merger consideration and a Company termination fee in the amount of 3% of the Company's equity value implied by the merger consideration; and (ix) excluding from the scope of liabilities to which the Company would be subject, any liabilities arising from any breach by the Company under the Merger Agreement which was under the direction of the buyer group.

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On November 14, 2015, Skadden sent revised drafts of the Merger Agreement, the Limited Guarantee, the Support Agreements and the Equity Commitment Letter to GDC and repeated the Special Committee’s request that the buyer group should increase the offer price.

In mid November 2015, Leading Capital suspended the discussions with CNshangquan after it re-evaluated the proposed transaction internally. It formally notified CNshangquan to withdraw from the proposed transaction on December 15, 2015. In mid December 2015, ChinaEquity indicated interest to CNshangquan of providing equity financing to the proposed transaction and later agreed to provide equity financing to the proposed transaction. On December 17, 2015, CNshangquan, ChinaEquity and ChinaEquity HK entered into a Second Amended and Restated Consortium Agreement.

On December 10, 2015, GDC sent further revised draft of the Merger Agreement to Skadden, in which the buyer group (i) agreed to streamline certain representations and warranties of the Company; (ii) agreed to exclude from the scope of liabilities to which the Company would be subject, any liabilities arising from any breach by the Company under the Merger Agreement which was under the direction of the buyer group; (iii) rejected to increase the offer price; (iv) rejected to include in the closing conditions of a “majority of minority vote”; (v) proposed a Parent termination fee of US$2 million and a Company termination fee of US$1 million; (vi) rejected the Fiduciary Out Rights; and (vii) insisted that the Company shall pay termination fee if the Company consummate a competing transaction within 12 months after the termination of the Merger Agreement upon long stop date or upon failure to obtain the requisite shareholders’ vote for the proposed transaction.

On the same day ~~On December 10, 2015~~, the Special Committee convened a meeting by telephone with Houlihan Lokey. During the meeting, Houlihan Lokey reported to the Special Committee on the progress of its financial analyses, including the review of the financial projections prepared by the Company’s management and understanding of the assumptions underlying such financial projections. The Special Committee noted that the financial projections had taken into account the unaudited financial results for the nine months ended September 30, 2015 and the improvement in the Company's financial performance over such period, and believed that the future prospects of the Company had been fairly reflected in such projections. However, the Special Committee stressed the need to negotiate the highest reasonably obtainable consideration for the Unaffiliated Security Holders. After the meeting, Mr. Xiongsheng Yang, on behalf of the Special Committee, discussed the outstanding issues with Skadden, and instructed Skadden to request the buyer group to formally respond to the Special Committee’s request to increase the offer price.

On December 12, 2015, Skadden had a telephone call with GDC to discuss the remaining outstanding issues in the Merger Agreement, including the Special Committee’s request for the buyer group to increase the offer price. On December 13, 2015, Skadden sent a revised draft of the Merger Agreement to GDC, (i) accepting the deletion of the “majority of minority vote”; (ii) proposing a Parent termination fee of US$2.5 million and a Company termination fee of US$1.25 million; (iii) requesting the Fiduciary Out Rights and proposing that a change of recommendation pursuant to the Fiduciary Out Rights (and not pursuant to a superior proposal) will not entitle the Company to terminate the Merger Agreement; and (iv) accepting that the Company shall pay termination fee if the Company consummate a competing transaction within 12 months after the termination of the Merger Agreement upon long stop date or upon failure to obtain the requisite shareholders’ vote for the proposed transaction, provided that all references to “20%” in the definition of “competing transaction” shall be references to “50%”.

On December 14, 2015, GDC sent an email to Skadden expressing that the buyer group, after deliberation among its members, would like to advise the Special Committee that they will not increase the offer price for several reasons, including (i) the US$4.00 per ADS offer price presented a premium of approximately 17.65% to the closing price of the Company’s ADS on the date before the announcement of the Proposal. Since announcement of the Proposal in July, the Company’s ADSs had been trading consistently at a substantial discount to the offer price, which suggested that the current offer price offered public shareholders a meaningful premium; (ii) the Company continued to experience weak financial performance. Its net income in the third quarter 2015 was US$1.1 million, a decrease of 21% from the net income of US$1.4 million in the second quarter 2015; (iii) the devaluation of RMB against USD would have further negative impact on the valuation of the Company given the Company’s revenues came primarily from operations in China; and (iv) the growth of China’s economy continued to slow down in the foreseeable future.

Later on that day, GDC sent revised drafts of the Limited Guarantee, the Support Agreements and the Equity Commitment Letter to Skadden.

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Between December 12, 2015 and December 21, 2015, Skadden and GDC continued to negotiate and finalized the terms of the Merger Agreement, including reaching agreement on the Parent termination fee of US$2.2 million and the Company termination fee of US$1.1 million, and on other transaction documents, including the Limited Guarantee, the Equity Commitment Letter and the Support Agreements.

On December 21, 2015, at the request of the Special Committee, the buyer group provided evidence of creditworthiness of the Sponsor to the Special Committee.

On December 22, 2015, the Special Committee convened a telephonic meeting with Houlihan Lokey, Skadden and Maples. At the outset of the meeting, Maples reviewed with the members of the Special Committee the fiduciary duties under the laws of the Cayman Islands in connection with their consideration of the proposed transaction. Skadden then reviewed with the members of the Special Committee the key terms of the Merger Agreement and the related transaction documents. Thereafter, Houlihan Lokey presented to the Special Committee its financial analysis with respect to the consideration to be paid to the Company’s shareholders in the proposed transaction and rendered its oral opinion (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same day), to the effect that, as of December 22, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received in the Merger by holders of the Shares and ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), was fair, from a financial point of view, to such holders of the Shares and ADSs. Please see “Special Factors – Opinion of the Special Committee’s Financial Advisor” beginning on page 43 for additional information regarding the financial analysis performed by Houlihan Lokey and the opinion rendered by Houlihan to the Special Committee. The full text of the written opinion of Houlihan Lokey to the Special Committee, dated December 22, 2015, is attached as Annex C to this proxy statement. Following a comprehensive, detailed discussion of the updated terms of the Merger Agreement, as well as Houlihan Lokey’s financial presentation and opinion, the Special Committee unanimously resolved to approve and recommend that the Board approve the proposed Merger Agreement, the Plan of Merger and the Transactions, including the merger.

On the same day following the meeting of the Special Committee, the Board held a telephonic meeting. Ms. Yang Wang, a director of the Company who also serves as an executive vice president of Sanpower, declared her interest in the proposed transaction before voting. All the directors of the Company, based on the unanimous recommendation of the Special Committee, unanimously approved the proposed Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommended that the Company's shareholders vote to approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Please see “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 31 for a description of the resolutions of the Board at this meeting.

Following the meeting of the Board, the Company, Parent, Merger Sub, the Sponsor and other members of the Buyer Group, as applicable, executed the Merger Agreement, the Support Agreements, the Limited Guarantee and the Equity Commitment Letter and the Company then issued a press release announcing the execution of the Merger Agreement and the Limited Guarantee, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On December 23, 2015, each of CNshangquan and ChinaEquity, together with their respective affiliates, filed with the SEC an amendment to Schedule 13D in connection with the execution of the Merger Agreement, the Limited Guarantee, the Support Agreements and the Equity Commitment Letter.

Reasons for the Merger and Recommendation of the Special Committee and the Board

The Special Committee and the Board believe that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance.

In addition, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a relatively small number of individuals, must devote significant time to SEC reporting and compliance. The Company is also required to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company. As a result, our actual or potential competitors, customers, lenders and vendors all have ready access to this information, which potentially may help them compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be.

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The Special Committee and the Board also believe the limited trading volume of the Company’s ADSs on NASDAQ does not justify the costs of remaining a public company, including the costs of complying with the Sarbanes-Oxley Act of 2002 and other U.S. federal securities laws. For the year ended December 31, 2013 and December 31, 2014, the cost of complying with the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately US$1.3 million and US$1.2 million, respectively. See “Special Factors—Effects of the Merger on the Company—Private Ownership” for further information on the costs of the Company complying with the U.S. federal securities laws.

At a meeting on December 22, 2015, the Special Committee, after consultation with its financial advisor and legal counsels and due consideration, unanimously (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and its Unaffiliated Security Holders, (b) approved and declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger, the Limited Guarantee and the Transactions, including the Merger, and (c) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On December 22, 2015, the Board, acting upon the unanimous recommendation of the Special Committee and on behalf of the Company, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, including the Merger, and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following factors and potential benefits of the Merger, each of which the Special Committee and the Board believe supported their respective decisions to recommend the Merger Agreement and that the Merger is substantially fair to the Unaffiliated Security Holders. These factors and potential benefits, which are not listed in any relative order of importance, are discussed below:

·	the Special Committee’s and the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and their belief that the Merger is financially more favorable to the Unaffiliated Security Holders than any other alternative reasonably available to the Company and the Unaffiliated Security Holders;

·	estimated forecasts of the Company’s future financial performance prepared by the Company’s management, together with the Company’s management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position;

·	the current and historical market prices of ADSs, and the fact that the Per Share Merger Consideration of US$0.114 and the Per ADS Merger Consideration of US$4.00 offered to the Unaffiliated Security Holders representing a premium of 17.65%, 22.70% and 4.99% to the closing price on July 20, 2015, the last trading day prior to the Company’s announcement that it had received a going-private proposal, July 14, 2015, one week prior to the announcement, and June 19, 2015, one month prior to the announcement, respectively;

·	the limited trading volume of the Company’s ADSs on NASDAQ;

·	the costs of regulatory compliance for public companies;

·	the trends in the Company’s industry, including competition;

·	the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a relatively small number of individuals, must devote significant time to SEC reporting and compliance;

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·	the recognition that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance;

·	the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help our actual or potential competitors, customers, lenders and vendors compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be;

·	the possible alternatives to the Merger (including the possibility of continuing to operate the Company as an independent publicly-traded entity and the perceived risks of that alterative), the range of potential benefits to its shareholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the assessment by the Special Committee that none of these alternatives was reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the Merger, taking into account the likelihood of execution as well as business, competitive, industry and market risks;

·	the fact that the consideration payable in the Merger is entirely in cash, which will allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares or ADSs;

·	the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the per ADS Merger Consideration of US$4.00, as adjusted for present value, and the possibility that such value might never be obtained;

·	the negotiations with respect to the Per Share Merger Consideration and Per ADS Merger Consideration and the Special Committee’s determination that, following extensive negotiations through its legal and financial advisors with the Buyer Group’s advisors US$0.114 per Share and US$4.00 per ADS was the highest price that the Buyer Group would agree to pay, with the Special Committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the Special Committee and its advisors;

·	the likelihood that the Merger would be consummated based on, among other things (not in any relative order of importance):

·	the fact that Parent had obtained an equity commitment from the Sponsor for the Transactions, including the Merger, and the limited number and nature of the conditions to the financing and the obligation of Parent to use its reasonable best efforts to obtain the financing, each of which, in the reasonable judgment of the Special Committee, increases the likelihood of such financing being completed;

·	the absence of a financing condition in the Merger Agreement;

·	the likelihood and anticipated timing of consummating the Merger in light of the scope of the conditions to closing; and

·	the Company’s ability, in certain circumstances as set out in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement, and cause the equity financing to be funded pursuant to the Equity Commitment Letter;

·	the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be consummated under certain circumstances, Parent will pay the Company a termination fee of US$2.2 million and the guarantee of such payment obligation by ChinaEquity to the Limited Guarantee (see “The Merger Agreement—Termination Fee” beginning on page 91 and “Special Factors—Limited Guarantee” beginning on page 63);

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·	the financial analysis reviewed by Houlihan Lokey with the Special Committee, and the oral opinion to the Special Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 22, 2015), with respect to the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the Merger by holders of the Shares and ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), as of December 22, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. (see “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 43 for additional information). The Special Committee notes that the Houlihan Lokey opinion addresses the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received, by the holders of the Shares and the ADSs (other than the Excluded Shares, including the Excluded Shares represented by ADSs, and the Dissenting Shares), including the Company’s two director and officer shareholders (Mr. Michael Guisheng Liu and Mr. Willy Yili Wu) who are not Rollover Shareholders, holding, in aggregate, 1,501,570 Shares, representing 0.33% of the total outstanding Shares. These director and officer shareholders are treated in the same way as the Company's Unaffiliated Security Holders in connection with the Merger and will receive the Per Share Merger Consideration for their Shares held in the Company. Therefore, the ~~The~~ Special Committee does not believe the inclusion of these director and officer shareholders in the Houlihan Lokey opinion affects its ability to rely on the Houlihan Lokey opinion as one of the factors based on which the Special Committee determines that the Merger is fair to the Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the two director and officer shareholders identified in the preceding sentence; and

·	since the announcement of the proposed transaction on July 21, 2015 and prior to the entry into the Merger Agreement, no party other than the members of the Buyer Group had contacted the Company or the Special Committee expressing an interest in exploring an alternative transaction with the Company.

In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

·	the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

·	in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had independent control of the extensive negotiations with the Buyer Group and their respective advisors on behalf of the Unaffiliated Security Holders;

·	all of the members of Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than the members’ receipt of Board and Special Committee compensation (which is not contingent upon the consummation of the Merger or the Special Committee’s or the Board’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement;

·	the Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Houlihan Lokey as its financial advisor and Skadden and Maples as its legal advisors;

·	the Special Committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from the Buyer Group in connection with the proposed transaction from the date the Special Committee was established, and no evaluation, negotiation or response regarding the proposed transaction in connection therewith from that date forward was considered by the Board for approval until the Special Committee had recommended such action to the Board;

·	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand;

·	the Special Committee was empowered to exercise the full power and authority of the Board in connection with the proposed transaction and related process;

·	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the proposed transaction;

·	the recognition by the Special Committee and the Board that the Special Committee had no obligation to recommend the Merger or any other transaction;

·	the Company’s ability, subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of the Company Shareholder Approval in order to accept an alternative transaction proposed by a third party that constitutes a Superior Proposal if the Board determines that its exercise of fiduciary duties requires a change in its recommendation to its shareholders with respect to the Merger;

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·	the ability of the Board, under certain circumstances, to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement, including with respect to a Superior Proposal;

·	the ability of the Board to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Board’s fiduciary obligations; and

·	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with all of the required procedures under the Cayman Islands Companies Law for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Special Committee and the Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

·	approval of the Merger Agreement is not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Buyer Group and, given that the Buyer Group has approximately 71.84% of the voting rights of the issued and outstanding Shares, the Buyer Group has the ability to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting, without any further vote of any other shareholder;

·	the Unaffiliated Security Holders will have no on-going equity participation in the Company following the Merger although the Company’s financial performance has been improved during the nine months ended September 30, 2015, and they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Shares and ADSs, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

·	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the consummation of the Merger;

·	the highest historical closing price of ADSs were US$86.30 per ADS and US$4.25 per ADS since the Company became publicly listed on NASDAQ in October 2010 and the Company span off its apparel business in September 2014, respectively;

·	the risks and costs to the Company if the Merger does not consummate, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

·	the Company may be required, under certain circumstances, to pay Parent a termination fee of US$1.1 million in connection with a termination of the Merger Agreement;

·	the Company’s remedy in the event of a breach of the Merger Agreement by Parent or Merger Sub is limited, under certain circumstances, to receipt of a reverse termination fee of US$2.2 million, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all;

·	the terms of the Buyer Group’s participation in the Merger and the fact that CNshangquan and ChinaEquity may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders (see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59 for additional information);

·	the possibility that the Merger might not be consummated and the negative impact of such a public announcement on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel; and

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·	the taxability of an all-cash transaction to the Unaffiliated Security Holders who are U.S. Holders (as defined under “Special Factors—U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and the likely taxability of such a transaction to the Unaffiliated Security Holders in other jurisdictions.

The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes a number of the factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee recommended that the Board authorize and approve, and the Board authorized and approved, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, based upon the totality of the information presented to and considered by it.

In reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Special Committee considered financial analyses presented by Houlihan Lokey. These analyses included, among others, selected companies analysis, selected transactions analysis and discounted cash flow analysis. All of the material analyses as presented to the Special Committee on December 22, 2015 are summarized below under the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 43. The Special Committee expressly adopted these analyses and opinions, among other factors considered, in reaching its determination as to the fairness of the Transactions, including the Merger.

Neither the Special Committee nor the Board considered the liquidation value of the Company’s assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going-concern value for the reasons that (i) liquidation sales generally result in proceeds substantially less than the sales of a going concern; (ii) it is impracticable to determine a liquidation value given the significant execution risk involved in any breakup of the company; and (iii) an ongoing operation has the ability to continue to earn profit, while a liquidated company does not, such that the “going-concern value” will be higher than the “liquidation value” of a company because the “going concern value” includes the liquidation value of a company’s tangible assets as well as the value of its intangible assets, such as goodwill. Each of the Special Committee and the Board believes the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value. Each of the Special Committee and the Board also considered the historical market prices of our ADSs as described under the section entitled “Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs” beginning on page 67. Each of the Special Committee and the Board considered the purchase prices paid in previous purchases as described under “Transactions in Shares and ADSs.”

Neither the Special Committee nor the Board, however, considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Special Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry. The Company’s net book value per Share as of December 31, 2014 was US$0.115 based on 455,227,428 Shares issued and outstanding as of that date. The Company is not aware of any firm offers made by any unaffiliated person, other than the filing persons, during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

Each of the Special Committee and the Board considered the purchase prices paid in previous purchases as described under “Transactions in Shares and ADSs” beginning on page 98.

In May 2014, CNshangquan E-Commerce completed the 2014 Acquisition. The Special Committee undertook comprehensive discussions with its advisors as described in detail under “Special Factors—Background of the Merger” and determined that the purchase price paid in the 2014 Acquisition is not a primary benchmark for evaluation whether the merger consideration is fair to the Unaffiliated Security Holders for reasons including (i) the 2014 Acquisition was completed more than nineteen months ago, (ii) the Company’s business and financial conditions was different then from now, particularly in light of the fact that the Company had undergone a subsequent spin-off of its apparel business in September 2014, and (iii) there is no requirement under the laws of the Cayman Islands that the merger consideration must be no less than the purchase price paid in the 2014 Acquisition.

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In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, by the Company’s shareholders, the Board, on behalf of the Company, considered the analysis and recommendation of the Special Committee and the factors examined by the Special Committee as described above under this section and under “Special Factors— Background of the Merger,” and adopted such recommendations and analysis. During its consideration of the Merger Agreement and the Transactions, including the Merger, the Board was also aware that some of the Company’s shareholders, including CNshangquan and ChinaEquity, and certain directors and employees of the Company, have interests with respect to the Merger that are, or may be, different from, or in addition to those of the Company’s Unaffiliated Security Holders generally, as described under the section entitled “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 26, “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 31 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 43, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of Unaffiliated Security Holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

For the foregoing reasons, the Special Committee and the Board believe that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders.

Position of the Buyer Group as to the Fairness of the Transactions

Under SEC rules governing going-private transactions, each member of the Buyer Group is an affiliate of the Company, and therefore, required to express its belief as to the fairness of the Transactions to the Unaffiliated Security Holders. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the Transactions are not intended and should not be construed as a recommendation to any holder of Shares or ADSs as to how to vote on the proposal to authorize and approve the Merger Agreement the Plan of Merger and the Transactions, including the Merger. The Buyer Group has interests in the Transactions that are different from, and in addition to, those of the Unaffiliated Security Holders by virtue of their continuing interests in the Surviving Company after the consummation of the Transactions. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59 for additional information.

The Buyer Group believes the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to them, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. No member of the Buyer Group participated in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s legal or financial advisors as to, the fairness of the Transactions to the Unaffiliated Security Holders. Furthermore, the members of the Buyer Group did not engage a financial advisor for the purpose of performing any independent valuation or other analysis to assist them in assessing the fairness of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, to the Company’s Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Board discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 31, the Buyer Group believes the Transactions are substantively and procedurally fair to the Unaffiliated Security Holders. In particular, the Buyer Group’s belief is based on the consideration of the following factors, which are not listed in any relative order of importance:

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·	the Per ADS Merger Consideration of US$4.00 represents a premium of 17.65%, 22.70% and 4.99% to the closing price on July 20, 2015, the last trading day prior to the Company’s announcement that it had received a going-private proposal, July 14, 2015, one week prior to the announcement, and June 19, 2015, the last trading day one month prior to the announcement, respectively;

·	the Company’s ADSs traded as low as US$3.03 per ADS during the 52-week period prior to the announcement of the execution of the Merger Agreement;

·	the recognition of the potential disadvantages that the Company would continue to face as an SEC-reporting public company, including continuing to be subject to the (i) increased costs of regulatory compliance estimated at US$1.3 million per year; (ii) requirement to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help the Company’s actual or potential competitors, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be and (iii) the limited trading volume of the Company’s ADSs on NASDAQ;

·	the Special Committee consists solely of directors who are unaffiliated with any member of the Buyer Group or any officer or employee of the Company and do not have any interests in the Merger different from, or in addition to, those of the Unaffiliated Security Holders, other than (i) the directors’ receipt of Board compensation in the ordinary course, (ii) Special Committee members’ compensation in connection with its evaluation of the Merger (which is not contingent upon the consummation of the Merger or the Special Committee’s or Board’s recommendation of the Merger) and (iii) the directors’ indemnification and liability insurance rights under the Merger Agreement;

·	the Special Committee was established and given authority to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Transactions, including the Merger;

·	the Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board unanimously determined that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are in the best interests of the Unaffiliated Security Holders;

·	the Buyer Group did not participate in or seek to influence the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

·	the Special Committee and the Board had no obligation to recommend the authorization and the approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

·	the Special Committee retained and was advised by an independent legal counsel and independent financial advisor, each of whom are experienced in advising committees such as the Special Committee in similar transactions;

·	the Per Share Merger Consideration and the Per ADS Merger Consideration, and other terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions were the result of robust negotiations between the Buyer Group and the Special Committee through their respective advisors;

·	under the terms of the Merger Agreement, in certain circumstances relating to an unsolicited bona fide proposal which constitutes, or would reasonably be expected to lead to a Superior Proposal (as defined in the section entitled “The Merger Agreement Competing Transactions”), prior to obtaining the Company Shareholder Approval of the Merger, the Company is permitted (subject to certain limitations and restrictions set forth in the Merger Agreement) to furnish information to and participate in discussions or negotiations with persons making such proposal and the Board is permitted to withhold, withdraw, amend or modify its recommendation of the Merger Agreement if the failure to make a change in the Company’s recommendation would violate the directors’ fiduciary duties (subject to certain other conditions, limitations and restrictions set forth in the Merger Agreement);

·	the ability of the Company to terminate the Merger Agreement under the terms of the Merger Agreement to enter into a Superior Proposal or upon a Change in the Company Recommendation (as defined in the section entitled “The Merger Agreement—No Change of Recommendation”) under certain circumstances, subject to compliance with the terms and conditions of the Merger Agreement;

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·	the termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances is US$1.1 million, or approximately 2.1% of the Company’s total equity value implied by the Per Share Merger Consideration, while the termination fee payable by Parent to the Company if the Merger Agreement is terminated under certain circumstances is US$2.2 million, or approximately 4.2% of the Company’s total equity value implied by the Per Share Merger Consideration, which is twice the amount of the termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances;

·	the Guarantor has agreed to guarantee the obligations of Parent under the Merger Agreement to pay the termination fee to the Company and reimburse or pay certain costs and expenses, or liabilities, of the Company in relation to such termination fee;

·	the Company has the ability to specifically enforce the terms of the Merger Agreement under certain circumstances, and is a third party beneficiary under the Support Agreements and the Equity Commitment Letter with ability to specifically enforce the terms thereof;

·	notwithstanding that the Buyer Group may not rely upon the opinion provided by the financial advisor to the Special Committee, the Special Committee received from its financial advisor an oral opinion (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 22, 2015) with respect to the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the Merger by holders of the Shares and ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), as of December 22, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion;

·	the availability of dissenters’ rights to the Unaffiliated Security Holders (and any ADS holder who elects to first convert his or her ADSs for the Shares) who comply with the required procedures under Section 238 of the Cayman Islands Companies Law for exercising dissenters’ rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands;

·	the consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash, allowing the Unaffiliated Security Holders to immediately realize certainty of value and liquidity for all of their Shares or ADSs, without incurring brokerage and other costs typically associated with market sales;

·	Parent has obtained an equity commitment for the Transactions pursuant to the Equity Commitment Letter; and

·	the Board was fully informed about the extent to which the interests of the Rollover Shareholders in the Merger differed from those of the Unaffiliated Security Holders.

In its consideration of the procedural fairness of the Merger, the Buyer Group noted that the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, is not subject to a majority-of-the-minority requirement.

Nevertheless, the Buyer Group believes the Merger is procedurally fair to the Unaffiliated Security Holders because (i) the Cayman Islands laws do not require a merger to be conditioned upon a majority-of-the-minority voting requirement and this condition is not customary in going-private transactions involving Cayman Islands companies and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the Transactions, including without limitation (a) the formation of and the broad authorities granted to the Special Committee in reviewing, evaluating and negotiating (and ultimately authorizing and approving) the terms of the Merger Agreement, (b) the Special Committee retained and was advised by competent and experienced independent legal counsels and an independent financial advisor, (c) the rights of the Company with regard to an unsolicited bona fide written Superior Proposal and (d) the availability of dissenters’ rights to the Unaffiliated Security Holders.

The Buyer Group did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs.

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In its consideration of the fairness of the Merger, the Buyer Group did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Unaffiliated Security Holders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Buyer Group did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

The Buyer Group did not seek to establish a pre-Merger going concern value for the Company’s Shares and ADSs to determine the fairness of the merger consideration to the Unaffiliated Security Holders because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of the Company.

Members of the Buyer Group were not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

Other than the 2014 Acquistion by Cnshangquan E-Commerce completed in May 2014 pursuant to which CNshangquan became a majority shareholder of the Company, no member of the Buyer Group purchased any Shares or ADSs during the past two years. The Buyer Group did not consider such share purchase in considering the fairness of the Merger primarily because such share purchase was conducted more than nineteen months ago, there has been a spin-off of apparel business from the Company following such share purchase in September 2014 and the Company’s financial and business conditions have been changed since then.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders is not intended to be exhaustive, but is believed to include all material factors considered. The Buyer Group found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders. Rather, the Buyer Group made the fairness determinations after considering all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any shareholder or ADS holder of the Company to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. The Buyer Group does not make any recommendation as to how such shareholders or ADS holders should vote relating to the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public future financial projections. However, the Company’s management prepared certain financial projections for the Special Committee and its financial advisor in connection with the financial analysis of the Merger. These financial projections, which were based on our management’s projection of our future financial performance as of the date provided, were prepared by the Company’s management for internal use and for use by the Special Committee’s financial advisor in its financial analyses, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts ~~or U.S. generally accepted accounting principles~~.

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The financial projections are not a guarantee of performance. In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding gross revenues, gross profit, adjusted EBITDA and net income. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared. This information is not, however, fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for our existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to the Merger or any changes to our operations or strategy that may be implemented after the time the projections were prepared. We cannot assure you that the projections will be realized or that actual results will not be significantly different from those contained in the projections.

Neither our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), nor any other independent accountants have examined, compiled or performed any procedures with respect to the financial projections or any amounts derived therefrom or built thereupon and, accordingly, they have not expressed any opinion or given any form of assurance on the financial projections or their achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Deloitte’s report accompanying our audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 incorporated by reference in this proxy statement refers exclusively to the Company’s historical information and does not cover any other information in this proxy statement and should not be read to do so. The financial projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the Special Committee’s financial advisor and are not included for the purpose of influencing any shareholder to make any investment decision with respect to the Merger, including whether or not to seek appraisal for his, her or its Shares pursuant to Section 238 of the Cayman Islands Companies Law.

The following table summarizes the financial projections prepared by our management and considered by the Special Committee in connection with their analysis of the Merger and Houlihan Lokey in connection with their delivery of the fairness opinion:

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Five Years Financial Projections By Management

(RMB in thousands)	Fiscal Year Ending December 31,
	2015	2016	2017	2018	2019
Net Sales	356,386	401,558	463,114	523,055	583,298
Other Revenue	4,226	4,648	5,113	5,624	6,187
Total Revenue	360,612	406,206	468,228	528,679	589,485

Total Cost of Sales	126,454	146,501	172,543	197,757	223,573
Gross Profit	234,158	259,705	295,684	330,922	365,913

Operating Expenses of Channel
Fixed Rent	6,494	6,804	7,348	7,948	8,940
Utilities	941	986	1,065	1,152	1,296
Maintenance & Repair	210	220	238	258	290
Occupancy	7,645	8,010	8,651	9,358	10,526
Salary	65,101	72,116	81,752	91,918	102,014
Sales Commissions	57,864	64,425	74,301	78,687	87,750
Training Expenses	231	256	290	326	362
Recruitment	819	912	1,052	1,114	1,243
Personnel	124,015	137,709	157,395	172,045	191,368
Depreciation	1,709	2,944	3,355	3,355	3,355
Amortization	137	164	164	164	164
Depr & Amort	1,845	3,108	3,519	3,519	3,519
Office Expenses	1,001	1,128	1,301	1,469	1,638
Travel & Hotel	1,075	1,212	1,397	1,578	1,760
Communication	3,961	4,032	4,237	4,472	4,705
Meal & Entertainment	174	196	226	255	284
Profession Services	1,312	1,478	1,705	1,925	2,147
Insurance	301	324	356	392	431
Office & Admin	7,823	8,369	9,221	10,091	10,965
Shipping & Handling	3,461	4,016	5,094	6,033	7,092
Catalog Expenses	1,100	1,165	1,343	1,517	1,692
Advertising	6,972	11,645	12,967	13,076	14,582
Promotion	5,984	12,047	13,893	15,692	17,499
Rebate-customer	146	-	-	-	-
Advertising & Marketing	13,102	23,692	26,861	28,768	32,081
Other Operating Expenses	1,789	2,016	2,325	2,626	2,929
Total Operating Expenses of Channel	160,782	188,084	214,409	233,957	260,172

Channel Operating Income	73,377	71,621	81,275	96,966	105,741

Indirect Selling Expenses
Fixed Rent	888	324	343	372	396
Utilities	722	263	279	302	322
Maintenance & Repair	59	21	23	25	26
Occupancy	1,668	609	645	698	744
Salary	4,679	5,107	5,573	7,772	10,071
Training Expenses	1	-	-	-	-
Personnel	4,680	5,107	5,573	7,772	10,071
Depreciation	11,953	11,761	11,761	11,761	11,761
Amortization	1,083	1,205	1,205	1,205	1,205
Depr & Amort	13,035	12,966	12,966	12,966	12,966
Office Expenses	62	66	71	75	79
Travel & Hotel	28	30	32	34	36
Communication	191	191	191	201	212
Meal & Entertainment	3	3	3	3	3
Profession Services	110	118	126	134	142
Insurance	63	67	72	76	80
Office & Admin	456	475	495	523	552
Other Operating Expenses	550	588	629	667	707
Total Indirect Selling Expenses	20,390	19,744	20,308	22,625	25,039

Operating Income Before G&A	52,987	51,877	60,967	74,340	80,702

G&A Expenses
Total Facility	1,424	1,492	1,611	1,743	1,960
Total Personnel	7,582	8,275	9,031	9,860	10,661
Total Office & Admin	17,636	17,636	17,988	18,348	18,348
Total Depr & Amort	1,976	1,776	1,776	1,776	1,776
Total G&A Expenses	28,618	29,178	30,407	31,727	32,745

Operating Income	24,369	22,698	30,560	42,613	47,956

Interest Income	1,855	1,950	2,249	2,540	2,833
Other Income / (Expenses)	(5,312)	-	-	-	-
Total Non Operating Income/(Expenses)	(3,457)	1,950	2,249	2,540	2,833

Income Before Tax	20,912	24,648	32,809	45,153	50,789
Income Tax Expenses	-	3,967	7,112	9,667	10,504
Net Profit	20,912	20,681	25,697	35,486	40,285

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NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors that may cause our future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 102 and “Item 3. Key Information—D. Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, incorporated by reference into this proxy statement.

Opinion of the Special Committee’s Financial Advisor

On December 22, 2015, Houlihan Lokey rendered an oral opinion to the Special Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same day), to the effect that, as of December 22, 2015, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the merger by holders of the Shares and ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), was fair, from a financial point of view, to such holders of the Shares and ADSs.

Houlihan Lokey’s opinion was directed to the Special Committee and only addressed the fairness from a financial point of view of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the merger by holders of the Shares and ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares), and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the Special Committee or any shareholder as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

·	reviewed the draft, dated December 22, 2015, of the merger agreement;

·	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

·	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections prepared by the management of the Company relating to the Company for the calendar years ending 2015 through 2019 (the “Management Projections,” please see “Certain Financial Projections” beginning on page 40);

·	spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the merger and related matters;

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·	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

·	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

·	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

·	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Management Projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Further, management of the Company advised Houlihan Lokey that (i) the Management Projections provided to Houlihan Lokey were the only projections prepared by management of the Company (or any affiliated entity) in connection with the merger, (ii) they had not received, reviewed, approved, commented on or otherwise contributed to any other projections or similar information prepared by any other party in connection with the merger, nor had they updated or otherwise revised the Management Projections since the last date they were provided to Houlihan Lokey and (iii) to the best of their knowledge and belief, no other projections or similar information had been provided to any party involved in the merger, and the Special Committee had received all projections and/or similar information that had been received by any other party involved in the merger.

Houlihan Lokey understood that the Rollover Shareholders had indicated that they were only willing to consider entering into an agreement with Parent and amongst themselves in relation to the merger and had no interest in entering into any agreement, arrangement or understanding with other parties as an alternative thereto.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the merger agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the merger or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement, including, without limitation, the Per Share Merger Consideration and the Per ADS Merger Consideration, will not differ in any material respect from the draft of the merger agreement identified above.

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Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Houlihan Lokey was directed by the Special Committee not to and, therefore, Houlihan Lokey did not (a) initiate or participate in any negotiations with (other than participating in negotiations with the parties to the merger), or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the merger, or (b) advise the Speccial Committee, the Board or any other party with respect to alternatives to the merger.

The opinion rendered by Houlihan Lokey was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion.

The opinion rendered by Houlihan Lokey was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of its opinion in its entirety and the description thereof in this proxy statement. The opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. The opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the Per Share Merger Consideration and the Per ADS Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the Per Share Merger Consideration, the Per ADS Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the merger or otherwise.

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In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of our company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Special Committee in connection with its evaluation of the proposed merger and was only one of many factors considered by the Special Committee in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of the Special Committee or management with respect to the merger or the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between the Special Committee and the Buyer Group, and the decision to enter into the merger was solely that of the Special Committee and the Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Special Committee in connection with Houlihan Lokey’s opinion rendered on December 22, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

·	Enterprise Value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding options, warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock. derivative liabilities and minority interests less the amount of cash on its balance sheet and short term investments), as of a specified date.

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·	Earnings before interest, taxes, depreciation, and amortization, or EBITDA

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of our common stock and the common stock of the selected health, beauty and lifestyle products companies listed below as of December 17, 2015, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. Estimates of 2015 and 2016 EBITDA for the Company were based on estimates provided by our management. Estimates of 2015 and 2016 EBITDA for the selected health, beauty and lifestyle products companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis.

Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the Company and the following selected health, beauty and lifestyle products companies:

·	Avon Products, Inc.;

·	Nu Skin Enterprises, Inc.;

·	Amway (Malaysia) Holdings Berhad;

·	GS Home Shopping Inc.;

·	Evine Live Inc.;

·	Lifevantage Corporation;

·	Tea Life Co., Ltd.; and

·	Mannatech, Incorporated.

The calculated multiples included:

·	enterprise value as a multiple of the EBITDA of the latest twelve months (“LTM”) for which public information was available;

·	enterprise value as a multiple of the estimated 2015 EBITDA; and

·	enterprise value as a multiple of the estimated 2016 EBITDA.

The table below sets forth a summary of relevant information reviewed by Houlihan Lokey for conducting its selected companies analysis. Although none of the companies under the selected companies analysis is directly comparable to the Company, the selected companies are health, beauty and lifestyle products companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business that, for the purposes of its analysis, Houlihan Lokey and the management of the Company considered generally relevant in evaluating the Company. The foregoing criteria were consistently applied to all selected companies. Information for each of the selected companies was based on each company’s most recent publicly available financial information and closing share prices as of December 17, 2015.

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Selected Companies Trading Statistics

(dollars, ADSs and shares in millions, except per share or per ADS values, as of 12/17/2015)
					EV / Revenue						EV / EBITDA						P / E
Company	Ticker	Stock Price (12/17/2015)	Equity Value (US$mm)	Enterprise Value (US$mm)	LTM (x)		NFY (x)		NFY+ 1 (x)		LTM (x)		NFY (x)		NFY+ 1 (x)		LTM (x)		NFY (x)		NFY+ 1 (x)

Avon Product	NYSE:AVP	$4.03	$1,754	$3,457	0.45	x	0.47	x	0.49	x	5.7	x	5.8	x	5.7	x	10.3	x	12.6	x	8.9	x
Nu Skin Enterprises	NYSE:NUS	37.90	2,235	2,172	0.95	x	0.90	x	0.84	x	6.3	x	5.4	x	5.0	x	14.5	x	10.7	x	9.4	x
Amway	KLSE:AMWAY	2.23	367	314	1.38	x	1.47	x	1.41	x	12.2	x	10.1	x	9.6	x	19.4	x	16.7	x	16.0	x
GS Home Shopping	KOSDAQ:A028150	142.51	889	283	0.30	x	0.30	x	0.28	x	2.7	x	2.5	x	2.3	x	11.9	x	10.6	x	9.4	x
EVINE Live	NasdaqGS:EVLV	1.57	90	134	0.20	x	0.20	x	0.18	x	11.3	x	10.7	x	6.0	x	NMF		NA		NA
Lifevantage	NasdaqCM:LFVN	8.30	118	121	0.66	x	0.64	x	NA		10.9	x	7.0	x	NA		35.3	x	13.5	x	NA
Tea Life	TSE:3172	7.95	34	30	0.53	x	NA		NA		7.5	x	NA		NA		19.8	x	NA		NA
Mannatech	NasdaqGS:MTEX	19.40	53	19	0.10	x	NA		NA		1.4	x	NA		NA		8.6	x	NA		NA

Mean					0.57	x	0.66	x	0.64	x	7.3	x	6.9	x	5.7	x	17.1	x	12.8	x	10.9	x
Median					0.49	x	0.56	x	0.49	x	6.9	x	6.4	x	5.7	x	14.5	x	12.6	x	9.4	x
High					1.38	x	1.47	x	1.41	x	12.2	x	10.7	x	9.6	x	35.3	x	16.7	x	16.0	x
Low					0.10	x	0.20	x	0.18	x	1.4	x	2.5	x	2.3	x	8.6	x	10.6	x	8.9	x

Current
Mecox Lane	NasdaqGS:MCOX	$3.58	47	26	0.46	x	0.47	x	0.42	x	3.9	x	4.1	x	4.2	x	13.3	x	14.5	x	14.7	x

Offer
Mecox Lane	NasdaqGS:MCOX	$4.00	52	32	0.56	x	0.57	x	0.51	x	4.8	x	5.0	x	5.1	x	14.9	x	16.2	x	16.4	x

Sources: Capital IQ; Company public filings; analyst reports; Company management

Notes:

1. Equity Market Value refers to share price * (common ADS or shares outstanding + options and warrants per the treasury stock method).

2. Enterprise Value refers to equity market value + debt + preferred stock + derivative liabilities + minority interest – cash and short term investment.

LTM refers to the most recently completed twelve month period for which financial information has been made public.

NFY refers to next fiscal year; NFY+1 refers to the year after next fiscal year.

NA refers to no available figure.

No company used in this analysis for comparative purposes is identical to the Company.

Based on Houlihan Lokey’s professional judgment and after taking into account qualitative and quantitative factors with respect to the Company and the selected health, beauty and lifestyle products companies, including size, growth and profitability, Houlihan Lokey applied the following selected multiple ranges derived from the selected companies to corresponding financial data for the Company:

Multiple Description	Selected Multiple Range
Enterprise Value as a multiple of:	Low		High
LTM (ended 9/30/2015) EBITDA	4.0	x	6.0	x
2015E EBITDA	4.0	x	6.0	x
2016E EBITDA	3.5	x	5.5	x

The selected companies analysis indicated the following implied per ADS reference range for the Company, as compared to the proposed Per ADS Merger Consideration:

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Implied Per ADS Equity Reference Range for the Company	Per ADS Merger Consideration
US$3.62 - US$4.88 (based on LTM EBITDA)	US$	4.00
US$3.52 - US$4.74 (based on 2015E EBITDA)	US$	4.00
US$3.25 – US$4.45 (based on 2016E EBITDA)	US$	4.00

Selected Transactions Analysis.

The table below sets forth a summary of relevant information reviewed by Houlihan Lokey for conducting its selected transactions analysis. Although none of the transactions under the selected transactions analysis is directly comparable to the merger, the selected transactions involved transactions of health, beauty and lifestyle products companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business that, for the purposes of its analysis, Houlihan Lokey and the management of the Company considered generally relevant in evaluating the Company. The foregoing criteria were consistently applied to all selected transactions. Information for each of the selected transactions was based on publicly available financial information as of the public announcement date of the relevant transaction.

Selected Transactions Statistics

(dollars in millions)

Announcement Date	Target	Acquiror	% Sought	Implied Equity Value	Implied EV	Implied EV / EBITDA		EBITDA Margin %
05/27/2015	Orchard Brands Corporation	Bluestem Brands, Inc.	100%	$410.0	$410.0	5.8	x	6.9%
09/16/2014	The Book People Limited	Endless LLP	100%	24.3	24.3	NA		NA
03/26/2014	R&Y Corporation	LG Household and Health Care, Ltd.	100%	50.7	50.7	NA		NA
12/06/2013	Tea Life Co., Ltd.	N&K Co., Ltd.	26%	27.3	11.1	2.1	x	9.8%
07/02/2013	Silpada Designs, Inc.	Rhinestone Holdings Inc.	100%	85.0	100.0	NA		NA
06/10/2013	JIMOS Co., Ltd.	Nac Co., Ltd.	100%	60.7	60.7	NA		NA
01/17/2013	New Image Group Limited	New Image Trustee Limited	94%	51.3	42.9	5.3	x	8.9%
10/23/2012	Apex Co., Ltd.	Tea Life Co., Ltd.	100%	6.0	6.0	NA		NA

					Mean	4.4	x	8.6%
					Median	5.3	x	8.9%
					High	5.8	x	9.8%
					Low	2.1	x	6.9%

07/21/2015	Mecox Lane Limited	Cnshangquan E-Commerce; ChinaEquity	28%	$52.0	$31.6	4.8	x	11.7%

Source: Capital IQ; Mergermarket

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Based on reported metric for the most recent LTM period prior to the announcement of the transaction.

NA refers to no available figure.

NMF refers to no meaningful figure.

No transaction used in this analysis for comparative purposes is identical to the Transaction.

Implied enterprise value of target company is based on the announced transaction equity price and other public information available at the time of the announcement.

The calculated multiples included enterprise value as a multiple of LTM (ended September 30, 2015) EBITDA.

Based on Houlihan Lokey's professional judgment and after taking into account qualitative and quantitative factors with respect to the Company and the selected transactions, including size, growth and profitability, Houlihan Lokey applied the following selected multiple ranges derived from the selected transactions to corresponding financial data for the Company:

Multiple Description	Selected Multiple Range
Enterprise Value as a multiple of:	Low		High
LTM EBITDA	4.5	x	5.5	x

The selected transactions analysis indicated the following implied per ADS reference range for the Company, as compared to the proposed Per ADS Merger Consideration:

Implied Per ADS Equity Reference Range for the Company based on LTM EBITDA	Per ADS Merger Consideration
US$3.87 - US$4.62	US$	4.00

Discounted Cash Flow Analysis.

Houlihan Lokey performed a discounted cash flow analysis for the purpose of determining an illustrative range of implied equity value per ADS. A discounted cash flow analysis is a method of evaluating an asset using estimates of the unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period. Houlihan Lokey calculated the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate through fiscal year 2019 based on internal estimates provided by the Company’s management. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.5% to 3.5% to the Company’s estimated 2019 unlevered free cash flows adjusted for normalized levels of long-term depreciation and amortization, capital expenditures and changes in net working capital. The Company’s implied enterprise value was then calculated as the sum of the present value of the cash flows and terminal values, each as derived using discount rates ranging from 14.0% to 16.0%. With the consent of the Special Committee, a range of the Company’s implied equity values were calculated as implied enterprise values plus the Company’s cash and cash equivalents, less net debt and noncontrolling interest, plus the estimated net present value of the Company’s NOL tax savings. By dividing the range of implied total equity values of the Company by its total number of outstanding ADSs, Houlihan Lokey derived the following reference range of implied value per ADS for the Company, as compared to the proposed Per ADS Merger Consideration:

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Implied Per ADS Equity Reference Range for the Company	Per ADS Merger Consideration
US$3.68 - US$4.46	US$	4.00

Other Matters

Houlihan Lokey was engaged by the Special Committee to provide an opinion to the Special Committee regarding the fairness from a financial point of view of the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the merger pursuant by holders of the Shares and the ADSs, as applicable (other than holders of Excluded Shares, including Excluded Shares represented by ADSs, and the Dissenting Shares). We engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to the engagement letter between Houlihan Lokey and the Special Committee, a fixed fee of US$250,000 was paid to Houlihan Lokey upon execution of the engagement letter, a fixed fee of US$250,000 was paid to Houlihan Lokey upon delivery of its opinion, and a fixed fee of US$50,000 will be payable to Houlihan Lokey upon closing of the merger. No portion of Houlihan Lokey’s fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion. The company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

Houlihan Lokey has in the past provided investment banking, financial advisory and other financial services to certain affiliates of the Company and Parent, for which Houlihan Lokey has received compensation, including, among other things, having acted as financial advisor in the following: (i) advising Cnshangquan E-Commerce in connection with its acquisition of a 63.7% interest in the Company in February 2014; (ii) advising the Company in the disposal of its apparel business in August 2014; (iii) advising Sanpower, the controlling shareholder of Cnshangquan E-Commerce, on the acquisition of Brookstone Inc. in June 2014; and (iv) advising Cnshangquan E-Commerce on other potential acquisition opportunities which Sanpower and Cnshangquan E-Commerce ultimately decided to not pursue. For its services to Sanpower, Cnshangquan E-Commerce and the Company, Houlihan Lokey received aggregate fees of US$350,000 during the last two years. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, other participants in the merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by participants in the merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the merger or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the merger or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

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Houlihan Lokey has also acted as financial advisor to the Special Committee in connection with, and has participated in certain of the negotiations leading to, the merger and will receive a fee for such services, a portion of which is contingent upon the consummation of the merger.

Purposes of and Reasons for the Merger

Under a possible interpretation of the SEC rules governing going-private transactions, each member of the Buyer Group is deemed to be engaged in a going-private transaction and, therefore, required to express his or its reasons for the Merger to the Company’s Unaffiliated Security Holders. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which the Company’s Unaffiliated Security Holders (other than the Excluded Shares and the Dissenting Shares) will be cashed out in exchange for the Per Share Consideration and Per ADS Merger Consideration, as applicable, so that Parent will bear the rewards and risks of the sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the Merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their respective indirect ownership in Parent as described under “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” below and at the same time enable members of the Buyer Group to maintain their leadership role with the Company.

The Buyer Group believes the operating environment has become more challenging due to recent operating conditions and industry trends. There is greater competition against both domestic and multinational companies in many of the service areas in which the Company operates. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held company, the Company will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002.

The Buyer Group decided to undertake the going-private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above and because Parent and Merger Sub were able to obtain debt financing in connection with the Merger. In the course of considering the going-private transaction, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed the Merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

Effects of the Merger on the Company

Private Ownership

ADSs representing Shares are currently listed on NASDAQ under the symbol “MCOX”, It is expected that, following the consummation of the Merger, the Company will cease to be a publicly-traded company and will instead become a private company beneficially owned by the Consortium. Following the consummation of the Merger, ADSs will no longer be listed on any securities exchange or quotation system, including NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Ninety days after the filing of Form 15 in connection with the consummation of the Merger or such shorter period as may be determined by the SEC, registration of Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. The costs of complying with the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, totaled approximately US$1.3 million and US$1.2 million for the years ended December 31, 2013 and December 31, 2014, respectively. After the consummation of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company. Furthermore, following the consummation of the Merger, the ADS program for the Shares will terminate.

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Upon the consummation of the Merger, each issued and outstanding Share and ADS (other than the Excluded Shares and the Dissenting Shares) will be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration and the Per ADS Merger Consideration, respectively, in cash, without interest and net of any applicable withholding taxes. At the Effective Time, (a) the Excluded Shares (including the Shares represented by ADSs) will be cancelled and cease to exist for no consideration or distribution therefor and (b) the Dissenting Shares will be cancelled and cease to exist in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law. At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable ordinary share of the Surviving Company. As a result, current shareholders and ADS holders of the Company, other than the Rollover Shareholders, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon the consummation of the Merger. As a result, the Company’s shareholders and ADS holders, other than the Rollover Shareholders, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders and ADS holders, other than the Rollover Shareholders, will not be exposed to the risk of loss in relation to their investment in the Company.

As of the date of this proxy statement, there are no outstanding restricted share units, options or share appreciation rights or any other awards granted under the Company Incentive Plans. Under the terms of the Merger Agreement, the Company Incentive Plans and any relevant award agreements applicable to the Company Incentive Plans will be terminated at or prior to the Effective Time.

Directors and Management of the Surviving Company

If the Merger is consummated, the current memorandum and articles of association of the Surviving Company will be replaced in their entirety by the memorandum and articles of association of Merger Sub, as in effect prior to the consummation of the Merger (except that, at the Effective Time, all references to the name “ChinaEquity Alliance Victory Co., Ltd.” in the memorandum and articles of association of the Surviving Company will be amended to “Mecox Lane Limited”) and all references to the authorized share capital of the Surviving Company will be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger). In addition, the directors of Merger Sub immediately prior to the consummation of the Merger (identified below in “Annex E—Directors and Executive Officers of Each Filing Person”) will become the directors of the Surviving Company and the officers of the Company will remain the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time.

Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the Unaffiliated Security Holders include the following:

·	The receipt by the Unaffiliated Security Holders of US$0.114 per Share or US$4.00 per ADS in cash, representing a premium of 17.65%, 22.70% and 4.99% to the closing price on July 20, 2015, the last trading day prior to the Company’s announcement that it had received a going-private proposal, July 14, 2015, one week prior to the announcement, and June 19, 2015, one month prior to the announcement, respectively.

·	The avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the Merger.

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The primary detriments of the Merger to the Unaffiliated Security Holders include the following:

·	Such shareholders and ADS holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Company’s ordinary shares, if any.

·	In general, the receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 62.

·	the highest historical closing price of ADSs were US$86.30 per ADS and US$4.25 since the Company became publicly listed on NASDAQ in October 2010 and the Company span off its apparel business in September 2014, respectively, which exceed the Per ADS Merger Consideration.

The primary benefits of the Merger to the Buyer Group include the following:

·	If the Company successfully executes its business strategies, the value of the Buyer Group’s equity investment could increase because of possible increases in future revenues and free cash flow, possible increases in the underlying value of the Company or the possible payment of dividends that will accrue to Parent.

·	The Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly-traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but which may not maximize equity value in the long term.

·	The Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation.

·	The Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations.

·	The Company will be able to introduce new products and services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts.

·	There will be a reduction of the costs and administrative burden associated with operating the Company as a publicly-traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the Merger to the Buyer Group include the following:

·	All of the risk of any possible decrease in the revenues, free cash flow or value of the Surviving Company following the Merger will be solely borne by Parent.

·	The business risks facing the Company, including increased competition and government regulation, will be borne by Parent.

·	The Buyer Group will incur substantial fees and expenses in connection with the Merger, including without limitation, the fees payable to the legal counsels and other advisors, and the fees payable by the Surviving Company to the Depositary in connection with the termination of the Company’s ADS program.

·	An equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment.

·	Following the Merger, there will be no trading market for the Surviving Company’s equity securities.

The primary benefits of the Merger to the Company’s directors and executive officers include, without limitation, the following:

·	The continuation of service of certain executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions;

·	Continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company; and

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·	the compensation of members of the Special Committee in exchange for their services in such capacity at a rate of US$8,000 and US$5,000 per month for the chairman and members of the Special Committee, respectively, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

The primary detriments of the Merger to the Company’s directors and executive officers (other than members of the Buyer Group) include, without limitation, the following:

·	Certain director and officers of the Company, to the extent and in their capacity as shareholders of the Company, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any.

·	In general, the receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The Company’s Net Book Value and Net Earnings Buyer Group

The table below sets out the indirect interest in the Company’s net book value and net earnings for the Buyer Group before and after the Merger, based on the historical net book value and net earnings of the Company as of December 31, 2014.

	Ownership Prior to the Merger(1)				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
Name	US$’000%		US$’000%		US$’000%		US$’000%
Buyer Group	52,351	71.84%	(16,823)	71.84%	52,351	100%	(16,823)	100%

(1) Ownership percentages are based on 455,227,428 Shares issued and outstanding as of the date of this proxy statement.

Plans for the Company after the Merger

Following the consummation of the Merger, the Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly-traded company and will instead be a wholly-owned subsidiary of Parent and, through Parent, beneficially owned by the Consortium.

Subsequent to the consummation of the Merger, the Company will no longer be subject to the Exchange Act and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on July 29, 2015 in response to the receipt of the proposal letter from CNshangquan and Leading Capital on July 21, 2015. In light of (i) the express intention of certain members of the Buyer Group not to sell the Shares or ADSs they own to any third party and the beneficial ownership of the Buyer Group of approximately 71.84% of the entire issued and outstanding Shares (as of the date of this proxy statement) and (ii) the fact that, since the announcement of the proposed transaction and prior to the entry into the Merger Agreement, no party other than the members of the Buyer Group has contacted the Company or the Special Committee expressing an interest in exploring an alternative transaction with the Company, the Special Committee determined that there was no viable alternative to the proposed sale of the Company to the Buyer Group.

The Special Committee also took into account that, the Company, subject to compliance with the terms and conditions of the Merger Agreement, can terminate the Merger Agreement prior to the receipt of the Company Shareholder Approval, in order to accept an alternative transaction proposed by a third party that is a Superior Proposal, subject to the payment of a termination fee of US$1.1 million, as provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement (subject to the restrictions and obligations set forth therein) to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a Superior Proposal, recommend such proposal to the Company’s shareholders).

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In addition, the Special Committee also considered, as an alternative available to the Company to enhance shareholder value, that the Company remain as a public company. However, the Special Committee did not believe such options to be equally or more favorable in enhancing shareholder value, after considering factors such as the forecasts of future financial performance prepared by management, the offer premium implied by the merger consideration, the increased costs of regulatory compliance for public companies, the challenges to the Company’s efforts to increase shareholder value as an independent publicly-traded company, and the requirement, as an SEC-reporting company, to disclose a considerable amount of business information to the public which will limit the Company’s ability to compete in the market.

Except as set forth above, no other alternatives were considered by the Special Committee.

Effects on the Company if the Merger Is Not Completed

If the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not authorized and approved by the shareholders of the Company or if the Merger is not consummated for any other reason, the shareholders or ADS holders of the Company will not receive any payment for their Shares or ADSs in connection with the Merger. Instead, the Company will remain a publicly-traded company, the ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders and ADS holders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares or ADSs. Accordingly, if the Merger is not consummated, we cannot assure you as to the effect of these risks and opportunities on the future value of the Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the Merger will be consummated.

Under specified circumstances in connection with the termination of the Merger Agreement, the Company may be required to pay Parent or its designees a termination fee of US$1.1 million and reimburse Parent for certain expenses in the event that the Company fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, or Parent may be required to pay the Company a termination fee of US$2.2 million and reimburse the Company for certain expenses and liabilities in the event that the Company fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, in each case as described in the section entitled “The Merger Agreement—Termination Fee” beginning on page 91.

If the Merger is not consummated, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not consummated for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

The Buyer Group estimates that the total amount of funds necessary to complete the Transactions, including the Merger, will be approximately US$14,651,201, assuming no exercise of dissenters’ rights by holders of Shares of the Company. This amount includes the cash to be paid to the Unaffiliated Security Holders in connection with the Merger and the other Transactions. It does not include the value of the Excluded Shares, which will be cancelled for no consideration in the Merger. For additional information regarding such cancellation, please see “The Merger Agreement—Merger Consideration” beginning on page 75. For a discussion of the Rollover Shares and the transactions contemplated by the Support Agreements, please see “Special Factors—Support Agreements” beginning on page 57.

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The total amount of funds necessary to consummate the Merger and the other Transactions is expected to be provided through a cash equity commitment of up to US$14,651,201 funded by the Sponsor pursuant to the equity commitment letter entered into by the Sponsor and Parent dated as of December 22, 2015 (the “Equity Commitment Letter”). As of the date of this proxy statement, there are no alternative financing arrangements or plans in place to obtain the funds necessary for the consummation of the Merger and the other Transactions.

Concurrently with the execution of the Merger Agreement, the Sponsor entered into Equity Commitment Letter, pursuant to which the Sponsor has committed to purchase, or cause the purchase of, equity interests of Parent, at or prior to the closing date under the Merger Agreement, in an amount of up to US$14,651,201. Such amounts are to be used solely for the purpose of funding the Merger. In the event that Parent does not require the full amount of the equity commitment to consummate the Merger, the amount to be funded under the Equity Commitment Letter is subject to reduction to a level sufficient to consummate the transactions contemplated by the Merger Agreement. The equity commitment of the Sponsor is conditioned upon (i) the satisfaction or waiver at the closing of the Merger of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger pursuant to the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing) and (ii) the occurance of the closing of the Merger. The equity commitment will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the closing of the Merge (subject to performance of the Sponsor’s obligations under its Equity Commitment Letter). The Company is an express third-party beneficiary of the Equity Commitment Letter and is entitled to seek specific performance of the equity commitment. The Sponsor may assign and/or delegate, in whole or in part, its obligations to fund the equity commitment to its affiliated entities or any other investment fund advised or managed by such affiliated entities.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Guarantor and the Company entered into the Limited Guarantee, pursuant to which the Guarantor guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment when due of the payment obligations of Parent to the Company with respect to (i) the Parent Termination Fee (as defined in the section entitled “The Merger Agreement—Termination Fee”) pursuant to Section 9.03(b) of the Merger Agreement and (ii) the entire expense reimbursement pursuant Section 9.03(d) of the Merger Agreement (collectively, the “Guaranteed Obligations”).

In addition, the Guarantor also agreed to directly pay any reasonable and documented out-of-pocket expenses of the Company in connection with any action, pursuant to Section 1.03(c) of the Limited Guarantee. The Guarantor’s aggregate liability under the Limited Guarantee will not exceed US$2.2 million, plus the amount payable pursuant to Section 9.03(d) of the Merger Agreement and the amount payable under Section 1.03(c) of the Limited Guarantee.

The Limited Guarantee will terminate as of the earliest of (i) the occurance of the closing of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Parent Termination Fee pursuant to the Merger Agreement would not be payable, upon such termination; and (iii) 120 days after the termination of the Merger Agreement in accordance with its terms in any circumstances in which the Parent Termination Fee would be payable (unless, in the case of clause (iii) above, the Company has previously made a claim under the Limited Guarantee prior to such date, in which case the Limited Guarantee will terminate upon the final, non-appealable resolution of such action claim and satisfaction by the Guarantor of any obligations finally determined or agreed to be owed by the Guarantor, consistent with the terms thereof).

Support Agreements

Concurrently with the execution of the Merger Agreement, Parent entered into the Support Agreement with the Rollover Shareholders, respectively, pursuant to which they have agreed, among other things, to have an aggregate of 327,029,417 Shares held by them (representing approximately 71.84% of the total issued and outstanding Shares as of the date of this proxy statement, the equivalent of an aggregate value of approximately US$37,281,353, at US$0.114 per Share) cancelled in the Merger, which Shares will not be converted into the right to receive the Merger consideration.

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In addition, pursuant to the Support Agreements, the Rollover Shareholders also agreed with Parent that (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause its Shares to be counted as present for purposes of calculating a quorum and (ii) to vote or otherwise cause to be voted at such meeting all Rollover Shares (A) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, (B) against any Competing Transaction or any other transaction, proposal, agreement or action made in opposition to approval of the Merger Agreement or in competition or in consistent with the Transactions, including the Merger, (C) against any other action, agreement or transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Support Agreements or the performance by such Rollover Shareholder of its obligations under the Support Agreement, (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Shareholder contained in the Support Agreement or otherwise reasonably requested by Parent in order to consummate the Transactions, including the Merger, (E) in favor of any adjournment of any shareholders’ meeting of the Company as may be requested by Parent and (F) in favor of any other matter necessary to the consummation of the Transactions, including the Merger.

Under the terms of the Support Agreements, the Company is an express third-party beneficiary of the Support Agreements, and will be entitled to specific performance of the terms thereof (in addition to any other available remedy at law or in equity).

The Support Agreements will terminate immediately upon the earlier to occur of (a) the closing of the Merger and (b) the termination of the Merger Agreement in accordance with its terms.

Consortium Agreement

Pursuant to the Second Amended and Restated Consortium Agreement, CNshangquan, ChinaEquity HK, and ChinaEquity will cooperate in good faith in connection with the Transactions. The Second Amended and Restated Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Transactions; and cooperation in preparing definitive documentation with respect to the Transactions. During the period beginning on the date of the Second Amended and Restated Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Second Amended and Restated Consortium Agreement, or (ii) the occurrence of termination events as specified therein, members of the Consortium have agreed to work exclusively with each other with respect to the Transactions.

The Second Amended and Restated Consortium Agreement shall terminate with respect to a party under following circumstances: (a) if the parties are unable to agree either as between themselves or with the Special Committee regarding the material terms of the Transaction, within 180 days following the date of the Second Amended and Restated Consortium Agreement, any party may cease its participation in the Transactions by delivery of a written notice to the other parties and the Second Amended and Restated Consortium Agreement shall terminate with respect to such party, (b) if a party materially breaches the terms of the Second Amended and Restated Consortium Agreement, and to the extent such breach is remediable, fails to remedy such breach within 20 days following the written request by any non-breaching party, such non-breaching party may cease its participation in the Transactions by delivery of a written notice to the other party and the Second Amended and Restated Consortium Agreement shall terminate with respect to such non-breaching party, and (c) the Second Amended and Restated Consortium Agreement shall terminate with respect to all parties upon the earliest to occur of (i) a written agreement among the parties to terminate the Second Amended and Restated Consortium Agreement, and (ii) the consummation of the Merger.

Remedies

The parties to the Merger Agreement may be entitled to the payment of a termination fee or the grant of specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity, subject to certain limitations as described under the section entitled “The Merger Agreement—Remedies and Limitations on Liability” beginning on page 92.

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While the parties may pursue both a grant of specific performance and monetary damages until such time as the other party pays a termination fee (as applicable under the Merger Agreement), none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and monetary damages.

Subject to the equitable remedies the parties may be entitled to as discussed above, the maximum aggregate liabilities of Parent, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to the Parent termination fee of US$2.2 million and the Company termination fee of US$1.1 million, respectively, and reimbursement of certain expenses in the event that Company or Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be. Subject to the rights to specific performance and the reimbursement obligations of Parent and the Company as described above, if (a) the Company pays, and Parent receives, a termination fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of Parent, Merger Sub and their respective affiliates against the Company and its subsidiaries (and other related persons) and if (b) Parent pays, and the Company receives, a termination fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of the Company and its affiliates against Parent, Merger Sub and their respective affiliates (and other related persons).

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that each member of the Buyer Group has interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. The Board and Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend that the Company’s shareholders vote in favor of authorizing and approving the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

Interests of the Buyer Group

As the result of the Merger, Parent will own 100% of the equity interests in the Surviving Company and the Consortium will own, through its equity interests in Parent, 100% of the equity interests in the Surviving Company immediately following the consummation of the Merger.

Because of Parent’s equity interests in the Surviving Company, each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could exceed the value of their original investments in the Company pursuant to the transactions contemplated by the Merger Agreement. The Buyer Group will also directly bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. The Buyer Group’s investment in the Surviving Company will be illiquid, with no public trading market for the Surviving Company’s shares and no certainty that an opportunity to sell its shares in the Surviving Company at an attractive price will arise, or that dividends paid by the Surviving Company will be sufficient to recover its original investment pursuant to the Transactions.

The Merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

Interests of the Company’s Directors and Executive Officers

The following table shows, as of the date of this proxy statement, for each director and executive officer of the Company, (a) the number of Shares owned and (b) the cash payment that will be made in respect of the Shares owned by the respective directors and executive officers at the Effective Time (in all cases before applicable withholding taxes).

Shares Beneficially Owned
Name of Directors and Executive Officers	Number	Cash Payment Thereof in US$
Michael Guisheng Liu	337,540	38,479.56
Willy Yili Wu	1,164,030	132,699.42
Yang Wang	—	—
Ingrid Ye Wang	—	—
Fan Zhang	—	—
Rock Yanshi Jin	—	—
Xiongsheng Yang	—	—
Xiaohua Li	—	—
All Directors and Executive Officers as a Group	1,501,570	171,178.98

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Treatment of Company Share Awards

As of the date of this proxy statement, there are no outstanding restricted share units, options or share appreciation rights or any other awards granted under the Company Incentive Plans. Under the terms of the Merger Agreement, the Company Incentive Plans and any relevant award agreements applicable to the Company Incentive Plans will be terminated at or prior to the Effective Time.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, Parent and Merger Sub have agreed that:

·	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time, will survive the Merger and may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of such indemnified parties thereunder.

·	The Surviving Company and its subsidiaries (and Parent shall cause the Surviving Company and its subsidiaries to) honor and fulfill in all respects the obligations of the Company and its subsidiaries under any indemnification, advancement and exculpation provisions set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its subsidiaries in effect on the date of the Merger Agreement and all indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time (the “Indemnified Parties”).

·	The memorandum and articles of association of the Surviving Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

·	From and after the Effective Time, the Surviving Company will comply with all of the Company’s obligations, and will cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (i) the Indemnified Parties against any and all damages arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director or officer of the Company or any of its subsidiaries or (B) any acts or omissions occurring or alleged to have occurred prior to the Effective Time, including the approval of the Merger Agreement and actions to enforce the indemnification or advancement right of any Indemnified Party; and (ii) such Indemnified Parties against any and all damages arising out of any acts or omissions in connection with such Indemnified Parties serving as a director, officer, employee or other fiduciary in any entity if such service was at request or for the benefit of the Company or any of its subsidiaries.

·	The Surviving Company will, and Parent will cause the Surviving Company to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the Surviving Company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. The Company may purchase a six-year “tail” prepaid policy prior to the Effective Time. If a “tail” prepaid policy has been obtained by the Company prior to the closing of the Merger, the Surviving Company will (and Parent will cause the Surviving Company to) maintain the policy in full force and effect, and continue to honor the obligations thereunder.

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The Special Committee

On July 29, 2015, the Board established a special committee of directors to consider the proposal from Cnshangquan and ChinaEquity and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The Special Committee is composed of independent and disinterested directors: Mr. Xiongsheng Yang and Mr. Xiaohua Li. Other than their receipt of Board and Special Committee compensation (which are not contingent upon the consummation of the Merger or the Special Committee’s or the Board’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement, none of the members of the Special Committee has a financial interest in the Merger or any of transactions contemplated thereby that is different from that of the Unaffiliated Security Holders and none of them is related to any member of the Buyer Group. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

We compensate the members of the Special Committee in exchange for their service in such capacity at a rate of US$8,000 and US$5,000 per month for the chairman and members of the Special Committee, respectively, the payment of which is not contingent upon the consummation of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

Position with the Surviving Company

After the consummation of the Merger, it is anticipated that the executive officers of the Company will hold positions with the Surviving Company that are substantially similar to their current positions and that Ms. Yang Wang will remain in her position as a director of the Surviving Company.

Related-Party Transactions

We have adopted an audit committee charter, which requires the audit committee to review and approve all related-party transactions as defined in Item 404 of Regulation S-K on an ongoing basis. For a description of significant related-party transactions for the years ended December 31, 2013 and 2014, see “Item 7. Major Shareholders and Related-Party Transactions” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 103 for a description of how to obtain a copy of our Annual Report.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this proxy statement to be as follows:

Description	Amount (US$)
Financing fees and expenses and other professional fees	[·]
Legal fees and expenses	[·]
Special Committee fees	[·]
Miscellaneous (including ADS program cancellation fees, accounting, filing fees, printer, proxy solicitation and mailing costs)	[·]
Total	[·]

These fees and expenses will not reduce the aggregate merger consideration to be received by the Company shareholders and ADS holders. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, will be paid by the party incurring such costs and expenses except as otherwise stated in the section entitled “The Merger Agreement—Termination Fee.”

Voting by the Buyer Group at the Extraordinary General Meeting

Pursuant to the Amended and Restated Consortium Agreement and the Support Agreements, each of the Rollover Shareholders has agreed to vote all of the Shares it beneficially owns in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, at the extraordinary general meeting of the Company. As of the Share Record Date, we expect that the Rollover Shareholders will beneficially own, in the aggregate, approximately 71.84% of the entire issued and outstanding Shares.

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Litigation Related to the Merger

We are not aware of any lawsuit that challenges the Merger Agreement or any of the Transactions, including the Merger.

Accounting Treatment of the Merger

The Merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than the approvals, filings or notices required under the federal securities laws and the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger published in the Cayman Islands Government Gazette. See “Merger Agreement—Conditions to the Merger” beginning on page 89 for additional information.

Dissenters’ Rights

Holders of the Shares who exercise dissenters’ rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex D to this proxy statement. The fair value of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your Dissenters’ Rights (as described under the section entitled “Dissenters’ Rights” on page 94.

U.S. Federal Income Tax Consequences

The following is a summary of U.S. federal income tax consequences generally applicable to only U.S. Holders (as defined below) of the exchange of Shares for cash pursuant to the Merger Agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

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This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular shareholders in light of their individual investment circumstances or subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, cooperatives, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations (including private foundations), (ii) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services, (iv) holders that have a “functional currency” other than the U.S. dollar, (v) retirement plans, individual retirement accounts, or other tax-deferred accounts, (vi) U.S. expatriates, (vii) holders that are subject to alternative minimum tax, (viii) holders that actually or constructively own 10% or more of our voting stock or (ix) partnerships or other entities classified as partnerships for U.S. federal income tax purposes. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times. This discussion applies only to U.S. Holders who completely terminate their interest in the Company following the Merger, whether such interest is held directly or indirectly, including by application of attribution rules for U.S. federal income tax purposes. Attribution rules may apply, e.g., if such U.S. Holder holds interests in Parent or the Company indirectly through an interest owned by a family member (subject to certain exceptions and elective procedures) or a partnership or other related entity.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL U.S. HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the Merger or as a result of a U.S. Holder exercising its dissenters’ rights (as described under the section entitled “Dissenters’ Rights” beginning on page 94, will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the Effective Time.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of Shares is regarded as gain sourced from the PRC and is subject to tax in the PRC (see “Special Factors—PRC Income Tax Consequences”) or you are subject to PRC income tax pursuant to Circular 698 or Bulletin 7 as described below under the “Special Factors—PRC Income Tax Consequences,” you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”)). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the Merger Agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Shares, including their eligibility for the benefits of the Treaty and the availability of the foreign tax credit under their particular circumstances.

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Passive Foreign Investment Company Considerations

In general, we will be a passive foreign investment company, or a “PFIC,” for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. For purposes of the asset test, any cash and assets readily convertible into cash will count as producing passive income or held for the production of passive income.

Accordingly, determination of our PFIC status is based on the composition of our income and assets and the value of our assets, including goodwill, which is based, in part, on the market price of our ADSs. Moreover, it is unclear how the contractual arrangements between us and our PRC operating companies should be treated for purposes of the PFIC rules. Although we do not currently expect to be a PFIC for the current taxable year, because the determination of whether a company is a PFIC is made annually after the end of each taxable year and our PFIC status is based on facts that may change and because the application of the PFIC rules to our facts and circumstances in uncertain in many important legal and factual respects, we cannot assure you that we will not be a PFIC for the current taxable year. In addition, as described in certain of our previous annual reports on Form 20-F, because of such uncertainties, it is unclear whether we were a PFIC for certain of our previous taxable years. If we were a PFIC for any previous taxable year during which a U.S. Holder owned Shares, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the Shares, even if we ceased to meet the threshold requirements for PFIC status.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder owned Shares, the amount of gain recognized upon the disposition of Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Furthermore, a U.S. Holder would be required to file IRS Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for the year of the merger. If we were a PFIC for any previous taxable year in which a U.S. Holder owned Shares, the amount of gain and the manner in which it is allocated between taxable years within the U.S. Holder’s holding period may be affected by any valid election that the U.S. Holder may have made to either mark-to-market Shares, or be taxed on a deemed sale of the Shares. U.S. Holders should consult their tax advisers regarding the consequences of disposing of their Shares in the case that we were a PFIC for any taxable year, and the effect of any previous mark-to-market or deemed sale election that they may have made.

Information Reporting

A U.S. Holder may be subject, under certain circumstances, to information reporting with respect to the amount of cash received in the Merger. Each U.S. Holder is advised to consult with its tax adviser regarding the application of the United States information reporting rules to its particular circumstances.

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Medicare Tax

A U.S. Holder that is an individual, estate or trust (that does not fall into a special class of trusts that is exempt from such tax) will be subject to a 3.8% tax on the lesser of (1) such holder’s “net investment income” (or undistributed net investment income in the case of an estate or trust) for the relevant taxable year and (2) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include gains from the sale or other disposition of capital assets. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of Shares.

PRC Income Tax Consequences

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of EIT Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a "non-resident enterprise" from transfer of its equity in a PRC resident enterprise if such gain is regarded as incomes derived from sources within the PRC. The term “non-resident enterprise” means an enterprise established under the laws of a jurisdiction other than the PRC and whose actual administrative organization is not in the PRC, which has established offices or premises in the PRC, or which has not established any offices or premises in the PRC but has obtained income derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Relief from these taxes may be sought under an applicable income tax treaty with China.

As there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises' Equity Transfer Income (“Circular 698”) issued by the State Administration of Taxation, which became effective as of January 1, 2008, the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises (“Bulletin 24”) issued by the State Administration of Taxation, which became effective as of April 1, 2011, and the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, if any non-resident enterprise transfers equity of a resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. Bulletin 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under Bulletin 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties. Circular 698 or Bulletin 7 may be determined by the tax authorities to be applicable to the merger where non-PRC resident corporate shareholders or ADS holders were involved, if the merger is determined by the PRC tax authorities to lack reasonable commercial purpose. As a result, if PRC tax authorities were to invoke Circular 698 or Bulletin 7 and impose tax on the receipt of consideration for Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the merger by the Company’s shareholders who are non-PRC resident enterprises could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief). Neither Parent nor Merger Sub intends to withhold any PRC taxes on the consideration provided to non-PRC-resident shareholders of the Company in connection with the merger.

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You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Shares and ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger and (iii) fees payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette, if any.

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MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

Prior to February 1, 2013, one ADS represented seven Shares. On February 1, 2013, we effected a change of the ADS to ordinary share ratio from one ADS representing seven Shares to one ADS representing thirty-five Shares. The ratio change has the same effect as a one-for-five reverse ADS split. The following table provides the high and low sales prices for ADSs on NASDAQ under the symbol “MCOX” for (i) each quarter of 2013 and 2014 and (iii) each of the past six months (through January 7, 2016):

	Sales Price Per ADS (in US$)
	High	Low
2013
First quarter	3.33	1.67
Second quarter	7.88	2.21
Third quarter	7.88	2.21
Fourth quarter	4.85	3.10
2014
First quarter	5.32	3.33
Second quarter	5.78	3.48
Third quarter	4.75	3.56
Fourth quarter	4.35	3.00
2015
First quarter	4.42	2.88
Second quarter	4.37	3.01
July	4.31	2.60
August	3.97	2.95
September	3.58	2.95
October	3.54	2.83
November	3.46	3.12
December	4.19	3.20
2016
January (through January 7, 2016)	3.80	3.69

The per ADS in cash, representing a premium of 17.65%, 22.70% and 4.99% to the closing price on July 20, 2015, the last trading day prior to the Company’s announcement that it had received a going-private proposal, July 14, 2015, one week prior to the announcement, and June 19, 2015, one month prior to the announcement, respectively

The Per ADS Merger Consideration implies a 17.65% premium over the Company’s closing price of US$3.40 per ADS on July 20, 2015, the last trading day prior to the Company’s public announcement that it had received a going-private proposal, a 22.70% premium over the Company’s closing price of US$3.26 per ADS on July 14, 2015, one week prior to the public announcement and a 4.99% premium over the Company’s closing price of US$3.81 per ADS on June 19, 2015, one month prior to the public announcement. On January 7, 2016, the most recent practicable date before the printing of this proxy statement, the high and low reported sales prices of ADSs were US$3.80 and US$3.69, respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

We have not paid dividend in the past and do not have any present plan to pay any dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this proxy statement, we do not have any declared and unpaid dividend.

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Under the terms of the Merger Agreement, the Company is not permitted to pay any dividends or repurchase any of the Shares pending consummation of the Merger.

In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, the payment of future dividends will be subject to the discretion of the Board and applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If the Company pays any dividends, the ADS Depositary will distribute such payments to the Company’s ADS holders to the same extent as holders of the Shares, subject to the terms of the Deposit Agreement, including the fees and expenses payable thereunder. Cash dividends on the Shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in the PRC to fund our payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits, if any, based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reach a certain percent of their registered capital, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Furthermore, the EIT Law eliminates the exemption of enterprise income tax on dividends derived by foreign investors from foreign invested enterprises and imposes on our subsidiaries in China an obligation to withhold tax on dividend distributions to their non-PRC shareholders, provided that such non-PRC shareholders are not classified as resident enterprises.

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THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Board for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on _________, 2016, at ____ a.m. (Beijing time) at ____.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

·	as special resolutions:

THAT the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, be authorized and approved;

THAT each of the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A; and

·	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

At the Effective Time, all Shares will be cancelled and cease to exist. If the Merger is consummated, each issued and outstanding Share and ADS, other than the Excluded Shares (including such Shares represented by ADSs) and the Dissenting Shares, will be cancelled in exchange for the right to receive the Per Share Merger Consideration and the Per ADS Merger Consideration, respectively, in each case, in cash, without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the Merger Agreement. The Excluded Shares and ADSs representing the Excluded Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Dissenting Shares will thereafter represent only the right to receive the fair value of each Share as determined under Section 238 of the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company

The Board’s Recommendation

The Board, acting upon the unanimous recommendation of the Special Committee, unanimously:

·	determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

·	authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, including the Merger; and

·	resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval.

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Record Date; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on the Share Record Date. If you own Shares at the close of business in the Cayman Islands on the Share Record Date, you should lodge your proxy card and vote so that the proxy card is received by the Company no later than ________, 2016 at 12:00 p.m. (Beijing time).

If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not convert such ADSs and become a registered holder of the Shares underlying such ADSs, as explained below), you cannot vote directly nor are you able to attend the extraordinary general meeting, but you may instruct the ADS Depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 12:00 p.m. (New York City time) on _______, 2016 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

Each holder has one vote for each Share held as of the close of business in the Cayman Islands on the Share Record Date. We expect that, as of the Share Record Date, there will be 455,227,428 Shares entitled to be voted at the extraordinary general meeting. See “The Extraordinary General Meeting—Procedures for Voting” below for additional information.

Quorum

A quorum of the Company’s shareholders is necessary to have a valid shareholders’ meeting. Shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue on the Share Record Date present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, will constitute a quorum for the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the authorization and approval of the Merger Agreement.

Vote Required

Under the Cayman Islands Companies Law and the Merger Agreement, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. If this vote is not obtained, the Merger will not be consummated.

As of the date of this proxy statement, there are 455,227,428 Shares issued and outstanding (including the Shares represented by ADSs), all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “Summary Term Sheet— Procedures for Voting.” We expect that, as of the Share Record Date, there will be 455,227,428 Shares issued and outstanding (including the Shares represented by ADSs), all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “The Extraordinary General Meeting—Procedures for Voting.”

As of the date of this proxy statement, the Rollover Shareholders, as a group, beneficially own 327,029,41 Shares (including the Shares represented by ADSs), which represents approximately 71.84% of the entire issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 99 for additional information. Pursuant to the terms of the Second Amended and Restated Consortium Agreement and the Support Agreements, these Shares will be voted by the Rollover Shareholders in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting. Given the Rollover Shareholders’ shareholding as described above and assuming their compliance with their voting undertaking under the Second Amended and Restated Consortium Agreement and the Support Agreements, based on the number of Shares expected to be issued and outstanding on the Share Record Date, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, without any further vote of any other shareholder.

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As of the date of this proxy statement, our directors and executive officers beneficially own, in aggregate, 1,501,570 Shares (including Shares represented by ADSs), which represent 0.33% of the entire issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 99 for additional information. These directors and executive officers have informed us that they intend, as of the date hereof, to vote all their Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting.

Procedures for Voting

Shares

Only shareholders registered in the register of members of the Company at the close of business in the Cayman Islands on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of the Share Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Shares after the close of business on the Share Record Date may not attend the extraordinary general meeting unless they receive a proxy from the person or entity who had sold them the Shares. Each holder has one vote for each Share.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than 12:00 p.m. on ______, 2016 (Beijing time), the deadline to lodge the proxy card. Shareholders can also attend the extraordinary general meeting and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should contact our Investor Relations Department at +86-21-3108-1111, Ext. 8161.

ADSs

Holders of ADSs as of the close of business in New York City on the ADS Record Date will receive the final proxy statement and ADS voting instruction card either directly from the ADS Depositary (in the case of registered holders of ADSs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who are not registered holders of ADSs). Holders of ADSs as of the close of business on ______, 2016 (New York City time) (who do not convert such ADSs and become a registered holder of the Shares underlying such ADSs, as explained in the following paragraph) cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS Depositary how to vote the Shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the ADS Depositary and returning it in accordance with the instructions printed on the card. The ADS Depositary must receive the ADS voting instruction card no later than 12:00 p.m. (New York City time) on ______, 2016. The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the Shares represented by ADSs in accordance with your voting instructions. The ADS Depositary has advised us that, pursuant to Section 12 of the American Depositary Receipt evidencing your ADSs, it will not vote or attempt to exercise the right to vote any Shares other than in accordance with signed voting instructions from the relevant ADS holder and, accordingly, Shares represented by ADSs for which no timely voting instructions are received by the ADS Depositary will not be voted. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

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Holders of ADSs will not be able to attend the extraordinary general meeting unless they convert their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on the Share Record Date. ADS holders who wish to convert their ADSs need to make arrangements to deliver the ADSs to the ADS Depositary for cancellation before the close of business in New York City on ______, 2016 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of such Shares), (b) payment of the ADS cancellation fees (US$5.00 for each 100 ADSs (or portion thereof) to be cancelled pursuant to the terms of the Deposit Agreement), which will not be borne by the Surviving Company, and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being converted, or has given voting instructions to the ADS Depositary as to the ADSs being converted but undertakes not to vote the corresponding Shares at the extraordinary general meeting or (ii) did not hold the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other nominee account, please contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to cancel the ADSs on your behalf. Upon conversion of the ADSs, the ADS Depositary will arrange for JPMorgan Chase Bank, N.A. - Hong Kong Branch, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Cayman Registrar of Shares, Maples Fund Services (Cayman) Limited, to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a public company in the United States and ADSs will continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have converted your ADSs to attend the extraordinary general meeting and the Merger is not consummated and you wish to be able to sell your Shares on a stock exchange, you will need to deposit your Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (US$5.00 for each 100 ADSs (or portion thereof) issued) and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Persons holding ADSs in a brokerage, bank or other nominee account should consult with their broker, bank or other nominee to obtain directions on how to provide such broker, bank or other nominee with instructions on how to vote their ADSs.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of the Share Record Date who are unable to participate in the extraordinary general meeting may appoint as a representative another shareholder, a third party or the chairman of the extraordinary general meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the extraordinary general meeting as proxy holder will vote in favor of the resolutions proposed at the extraordinary general meeting according to the recommendation of the Board. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the extraordinary general meeting as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A, FOR the proposal to authorize each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting, unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “The Extraordinary General Meeting—Vote Required.”

Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Shares and no specific instructions are given by such holders, such Shares will be voted “FOR” the proposals and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of Shares are included in the determination of the number of Shares present and voting but are not counted as votes for or against a proposal. If no proxy is given by such holders of Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

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If holders of ADSs do not timely deliver specific voting instructions to the ADS Depositary, the ADS Depositary has advised the Company that it will not vote or attempt to exercise the right to vote any Shares underlying such holders’ ADSs.

Brokers, banks and other nominees who hold ADSs in “street name” for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the adoption of the Merger Agreement. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the adoption of the Merger Agreement.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

·	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China, Attention: Investor Relations Department, before the commencement of the extraordinary general meeting.

·	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company no later than 12:00 p.m. (Beijing time) on ______, 2016, which is the deadline for shareholders to lodge proxy cards.

·	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (New York City time) on ______, 2016. A holder of ADSs can do this in one of two ways:

·	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS Depositary.

·	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

Rights of Shareholders Who Wish to Dissent from the Merger

Shareholders who continue to hold their Shares in their own name until the vote to authorize the Merger is taken at the extraordinary general meeting will have the right to exercise dissenters’ rights and receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law, which is attached as Annex D to this proxy statement, for the exercise of dissenters’ rights. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

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ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS, AND CERTIFY THAT THEY HOLD THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON ______, 2016, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSs WILL CONTINUE TO BE LISTED ON NASDAQ. SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (US$5.00 FOR EACH 100 ADSs (OR PORTION THEREOF) ISSUED) AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact our Investor Relations Department at +86-21-3108-1111, Ext. 8161.

Solicitation of Proxies

We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs registered in the name of such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

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THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A, and incorporated by reference into this section of this proxy statement. You are urged to read the Merger Agreement carefully and in its entirety, as it, together with the Plan of Merger, are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub (or any other members of the Buyer Group) or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See“Where You Can Find More Information” beginning on page 103.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement, with the Company as the Surviving Company of the Merger. If the Merger is consummated, the Company will cease to be a publicly-traded company. The closing of the Merger will occur on the second business day after all of the conditions to the Merger have been satisfied or waived. At the closing, Merger Sub and the Company will execute and file the Plan of Merger and other related documents with the Cayman Registrar as required by the Cayman Islands Companies Law. The Merger will become effective on the date when the Plan of Merger is registered by the Cayman Registrar, or such subsequent date (being not more than 90 days after the date of registration of the Plan of Merger by the Cayman Registrar) as may be specified in the Plan of Merger.

We expect that the Merger will be consummated in the second quarter of 2016, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the Surviving Company will adopt new memorandum and articles of association in the form attached as Appendix II to the Plan of Merger, which are substantively identical to the memorandum and articles of association of Merger Sub in effect immediately prior to the Effective Time, except that (a) the name of the Surviving Company will be “Mecox Lane Limited”, (b) all references to the authorized share capital of the Surviving Company will be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) the the memorandum and articles of association of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than as set forth in the memorandum and articles of association of the Company. The directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time will remain the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time.

Merger Consideration

At the Effective Time, each issued and outstanding Share of the Company (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) will be cancelled and cease to exist in exchange for the right to receive US$0.114 in cash without interest. At the Effective Time, each issued and outstanding ADS (representing thirty-five Shares (other than any ADSs representing the Excluded Shares)) will be cancelled in exchange for the right to receive US$4.00 in cash without interest (less a US$0.05 per ADS cancellation fee). Each of the Excluded Shares will be cancelled and cease to exist and no payment or distribution will be made with respect thereto. Each Dissenting Share will be cancelled and cease to exist in accordance with the procedures set out in Section 238 of the Cayman Islands Companies Law, and from the Effective Time such dissenting shareholders shall cease to have any of the rights of a shareholder of the Company except for the right to be paid the fair value of such Shares..

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At the Effective Time, each ordinary share of Merger Sub will be converted into one fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company at the Effective Time.

Treatment of Company Share Awards

As of the date of this proxy statement, there are no outstanding restricted share units, options or share appreciation rights or any other awards granted under the Company Incentive Plans. The Company Incentive Plans and any relevant award agreements applicable to the Company Incentive Plans will be terminated at or prior to the Effective Time.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with a bank or trust company satisfactory to the Company to act as paying agent (the “Paying Agent”) an amount in cash sufficient to make payments for the benefit of the holders of Shares and ADSs under the Merger Agreement (such aggregate cash amount, the “Exchange Fund”). As promptly as practicable after the Effective Time, but in any event no later than five business days following the Effective Time, Parent will cause the Paying Agent to mail to each registered holder of the Shares entitled to receive the merger consideration (a) a letter of transmittal specifying the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares and Dissenting Shares) will be effected and (b) instructions for effecting the surrender of share certificates, if any (or affidavits and indemnities of loss in lieu of the share certificates). Upon surrender of any share certificate (or affidavit and indemnity of loss in lieu of the share certificate) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of Shares represented by such share certificate and each registered holder of Shares which are not represented by a share certificate shall be entitled to receive a cheque in the amount equal to (x) the number of Shares represented by such share certificate (or affidavit and indemnity of loss in lieu of the share certificate) multiplied by (y) the Per Share Merger Consideration.

As promptly as reasonably practicable following the Effective Time, the Paying Agent will transmit to the ADS Depositary an amount in cash equal to (a) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), multiplied by (b) the Per ADS Merger Consideration. The ADS Depositary will distribute the Per ADS Merger Consideration to the ADS holders pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs, after deducting any fees, including ADS cancellation fees, charges and expenses due to or incurred by the Depositary, and any necessary tax withholding or deductions. The holders of ADSs will pay any applicable fees, charges and expenses of the ADS Depositary and government charges due to or incurred by the ADS Depositary in connection with the distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees, and any such fees, charges and expenses incurred by the ADS Depositary will be treated for all purposes as having been paid to the holders of ADSs.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by its public disclosure and filings with the SEC prior to the date of the Merger Agreement and a disclosure schedule delivered by the Company to Parent and Merger Sub contemporaneously with the execution of the Merger Agreement. Furthermore, the representation and warranties made by the Company were qualified by the knowledge, after reasonable inquiry, of any director of officer of Parent, Merger Sub or any member of the Consortium as of the date of the merger agreement. It should also be noted that information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

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The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

·	due organization, valid existence and qualification, license or authority to carry on the Company’s business;

·	the memorandum and articles of association or other equivalent organizational documents of the Company and its subsidiaries being in full force and effect;

·	the Company’s capitalization, the absence of agreements, arrangements or commitments relating to the issued or unissued share capital of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any share capital of the Company or any of its subsidiaries, the absence of any securities or encumbrances on Company securities that would give their holders the right to vote with the Company’s shareholders; and the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

·	the Company’s corporate power and authority to execute, deliver and perform its obligations and to consummate the enforceability of the Merger Agreement against the Company;

·	the determination by the Board (acting upon the unanimous recommendation of the Special Committee) that the Merger Agreement, Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders) and the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the Board;

·	the required vote of the Company’s shareholders to authorize, approve and adopt the Merger Agreement;

·	the absence of (i) any conflict with or violation of the memorandum and articles of association or other equivalent organizational documents of the Company or any of its subsidiaries; (ii) any conflict with or violation of any Law applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected; or ((iii) any violation, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default)) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance (other than permitted encumbrances) on any property or asset of the Company or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, deed of trust, contract, agreement or Company permit or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective asset or property is bound or affected, except, with respect to clause (ii) to (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect;

·	the absence of material notices, reports or other filings that are required to be made by the Company with, or any material consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions;

·	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

·	compliance with applicable laws, licenses and permits;

·	the Company’s SEC filings since October 6, 2010 and the financial statements included or incorporated by reference in such SEC filings;

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·	compliance with the applicable provisions of the United States Sarbanes-Oxley Act of 2002 and the applicable rules and regulations promulgated thereunder applicable to the Company’s SEC reports;

·	the accuracy of the information provided in the Company’s SEC filings;

·	the Company’s disclosure controls and procedures and internal control over financial reporting;

·	the absence of undisclosed liabilities or obligations of the Company or its subsidiaries;

·	the absence of a Company Material Adverse Effect and the absence of certain other changes or events from December 31, 2014 to the date of the Merger Agreement;

·	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

·	employee benefits plans and labor and employment matters;

·	real property;

·	intellectual property;

·	tax matters;

·	environmental matters;

·	material contracts and the absence of any default under, breach or violation of, or termination of, any material contract;

·	insurance matters;

·	suppliers;

·	interested party transactions;

·	the receipt of a fairness opinion from Houlihan Lokey, as the financial advisor to the Special Committee;

·	the absence of any undisclosed brokerage, finder’s or other fees or commission;

·	the absence of a shareholder rights plan and the inapplicability of any anti-takeover law to the Merger Agreement and the transactions contemplated by the Merger Agreement; and

·	the absence of any other representations and warranties by the Company to Parent and Merger Sub, other than the representations and warranties made by the Company in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, is or is reasonably likely to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole, or would prevent or materially delay consummation of the Transactions by the Company or otherwise prevent or materially delay the Company from performing its obligations under this Agreement; provided, however, that the following shall not be taken into account in determining whether a Company Material Adverse Effect has occurred:

(i)	changes in general business, economic, political or financial market conditions;

(ii)	changes in United States generally accepted accounting principles (“GAAP”) or any interpretation or enforcement thereof after the date of the Merger Agreement;

(iii)	changes that are the result of factors generally affecting the principal industries in which the Company and its subsidiaries operate;

(iv)	the public announcement of the Merger Agreement or the consummation of the Transactions, including any initiation of shareholder litigation or other legal proceeding relating to the Merger Agreement or the Transactions;

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(v)	any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, act of God or natural disasters, or similar events;

(vi)	changes in the market price or trading volume of Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the definition of the “Company Material Adverse Effect”, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

(vii)	actions or omissions of the Company or any of its subsidiaries (a) that are required by the Merger Agreement, (b) taken with the consent of Parent, Merger Sub, or any member of the Consortium, or (c) taken at the request of Parent, Merger Sub or any member of the Consortium;

(viii)	any breach of the Merger Agreement by Parent or Merger Sub;

(ix)	the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such change may, except as otherwise provided in the definition of the “Company Material Adverse Effect”, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); or

(x)	any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such change may, except as otherwise provided in the definition of the “Company Material Adverse Effect”, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

provided, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii) and (v) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and its subsidiaries conduct their businesses.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

·	their due organization, valid existence and good standing and power and authority to carry on their business;

·	their memorandum and articles of association being in full force and effect;

·	their capitalization, ownership and structure;

·	their corporate power and authority to execute, deliver and perform their obligations under and to consummate the enforceability of the Merger Agreement against them;

·	the approval and authorization by the sole director of Parent and the sole director of Merger Sub, and by Parent as the sole shareholder of Merger Sub, of the Merger Agreement and the consummation of the Transactions;

·	the absence of any breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (ii) any breach or violation of any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, (iii) any default under any of the terms, conditions or provisions of any contract to which Parent or Merger Sub is a party, or an acceleration of Parent’s or Merger Sub’s obligations under any such Contract, or (iv) the creation of any encumbrance on any properties or assets of Parent or Merger Sub, except, in the case of clause (iii) or clause (iv), for any such default, acceleration or creation as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions;

·	the absence of material notices, reports or other filings that are required to be made by Parent or Merger Sub with, or any material consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any governmental authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions;

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·	the absence of legal proceedings against Parent or Merger Sub;

·	the operations of Parent and Merger Sub;

·	the equity commitment letter and the absence of any default thereunder;

·	sufficiency of funds in the financing contemplated by the equity commitment letter;

·	the Limited Guarantee being in full force and effect and the absence of any breach or default thereunder;

·	the absence of any undisclosed brokerage, finders’ or other fees or commission;

·	the absence of undisclosed Shares and other securities of, or any other economic interest in, the Company, beneficially owned by Parent, Merger Sub, the Sponsor, Rollover Shareholders or any of their respective affiliates;

·	solvency of the surviving corporation at and immediately after the Effective Time;

·	independent investigation conducted by Parent and Merger Sub;

·	the absence of (a) any side letters or other contracts relating to Transactions between two or more of the following persons: Rollover Shareholders, Parent, Merger Sub, the Guarantor or any of their respective affiliates (other than any side letter or other contract among any one or more of the foregoing solely relating to Parent or the Surviving Company taking effect following the Effective Time), or (b) any contracts (i) between Parent, Merger Sub or any of their affiliates (excluding the Company and its subsidiaries), on the one hand, and any of the Company’s or its subsidiaries’ directors, officers or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company (other than the Rollover Shareholders) would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger;

·	the accuracy of the information provided by Parent and Merger Sub for inclusion in the Schedule 13E-3 and this proxy statement;

·	no vote or consent of the holders of any class or series of share capital of Parent being necessary to approve the Merger Agreement, the Plan of Merger or the Transactions, including the Merger, other than the vote or consent of Parent, as the sole shareholder of Merger Sub;

·	non-reliance by Parent or Merger Sub on any estimates, forecasts, projections, plans and budget information provided by the Company and its subsidiaries; and

·	the absence of any other representations and warranties by Parent and Merger Sub to the Company, other than the representations and warranties made by Parent and Merger Sub in the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed that, between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, except (i) as set forth in the Company disclosure schedule, (ii) as expressly contemplated or permitted by the Merger Agreement or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and the Company and each of its subsidiaries shall use their reasonable best efforts to (a) preserve substantially intact their existing assets, (b) preserve substantially intact their business organization, (c) keep available the services of their current officers, employees and consultants, (d) maintain and preserve intact their current relationships with customers, suppliers, distributors, creditors and other persons with which the Company or any of its subsidiaries has significant business relations and (e) comply in all material respects with applicable Law.

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By way of amplification and not limitation, except as set forth in the Company disclosure schedule, as expressly contemplated or permitted by the Merger Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its subsidiaries, between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, to:

·	amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

·	adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

·	alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries;

·	(a) issue, sell, pledge, terminate or dispose of, (b) grant an encumbrance on or permit an encumbrance to exist on, or (c) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of an encumbrance on, any share capital or other ownership interests, of the Company or any of its subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its subsidiaries;

·	(a) sell, pledge or dispose of, (b) grant an encumbrance on or permit an encumbrance to exist on, or (c) authorize the sale, pledge or disposition of, or granting or placing of an encumbrance on, any material assets of the Company or any of its subsidiaries having a current value in excess of US$1 million, except in the ordinary course of business and in a manner consistent with past practice;

·	declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly owned subsidiaries to the Company or any of its other wholly owned subsidiaries;

·	adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital;

·	(a) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than those with a value or purchase price not in excess of US$1 million in any transaction or a related series of transactions; (b) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances or capital contribution to, or investment in, any person, except for indebtedness incurred in the ordinary course of business and in an amount not to exceed US$2 million in the aggregate, including any short-term borrowings to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice; (c) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1 million or capital expenditures which are, in the aggregate, in excess of US$1 million for the Company and its subsidiaries taken as a whole; or (d) enter into or amend any contract with respect to any of the foregoing;

·	create any new subsidiary;

·	engage in the conduct of any new line of business material to the Company and its subsidiaries, taken as a whole;

·	make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

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·	revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;

·	waive the benefits of, or agree to modify in any manner, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries;

·	commence or settle any action, other than settlements (a) in the ordinary course of business and consistent with past practice and (b) requiring the Company and its subsidiaries to pay monetary damages not exceeding US$200,000;

·	enter into, amend, modify or consent to the termination of any material contract, or enter into, amend, waive, modify or consent to the termination of the Company’s or any of its subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

·	make or change any material tax election, materially amend any tax return (except as required by applicable law), enter into any material closing agreement with respect to taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting;

·	(a) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material intellectual property of the Company, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in the material intellectual property of the Company; (b) grant to any third party any license, or enter into any covenant not to sue, with respect to any material intellectual property of the Company, except non-exclusive licenses in the ordinary course of business consistent with past practice; (c) develop, create or invent any intellectual property jointly with any third party, except under existing arrangements that have been disclosed to Parent; (d) disclose or allow to be disclosed any confidential information or confidential intellectual property of the Company to any person, other than employees of the Company or its subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, except under existing arrangements that have been disclosed to Parent; or (e) fail to notify Parent promptly of any infringement, misappropriation or other violation of or conflict with any material intellectual property of the Company of which the Company or any of its subsidiaries becomes aware and to consult with Parent regarding the actions (if any) to take to protect such intellectual property of the Company;

·	except as required pursuant to existing written plans or contracts in effect as of the date of the Merger Agreement or as otherwise required by applicable law or carried out in the ordinary course of business consistent with past practice, (a) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company or any of its subsidiaries with an annual base salary in excess of US$200,000, (b) grant or provide any severance or termination payments or benefits to service providers in an amount in excess of US$200,000 in the aggregate, (c) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to by an amount in excess of US$1 million, or make any new equity awards to service providers in the aggregate, (d) establish, adopt, amend or terminate any employee benefit plans (except as required by laws) or amend the terms of any outstanding equity-based awards, (e) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plans, to the extent not already required in any such employee benefit plans, (f) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (g) forgive any loans to directors, officers or employees of the Company or any of its subsidiaries;

·	terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

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·	fail to make in a timely manner any filings with the SEC required under the Securities Act the Securities Act of 1933 (as amended, and the rules and regulations promulgated thereunder, the “Securities Act”) or the Exchange Act or the rules and regulations promulgated thereunder; or

·	agree, authorize, commit, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

In addition, between the date of the Merger Agreement and the Effective Time, the Company and its subsidiaries shall (i) prepare and timely file all tax returns required to be filed in all material respects, (ii) timely pay all taxes shown to be due and payable on such tax returns in all material respects, and (iii) promptly notify Parent of any notice of any material suit, claim, action, investigation, audit or proceeding in respect of any tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such tax matters).

Each of Parent and Merger Sub agrees that, from the date of the Merger Agreement to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Nothing contained in the Merger Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its subsidiaries prior to the Effective Time, and nothing contained in the Merger Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations.

Shareholders’ Meeting

As promptly as practicable, but in any event, no later than ten calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company will take all lawful action to call, give notice of, and convene a general meeting of the shareholders for the purpose of obtaining the Company Shareholder Approval. As soon as reasonably practicable, but no later than the thirtieth calendar day after the date on which the notice of the general meeting of the shareholders is issued, the Company will hold such general meeting in accordance with its memorandum and articles of association. The Company may postpone or adjourn the general meeting for up to 30 calendar days (but in any event no later than five business days prior to the End Date), (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); (ii) if at the time the general meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the general meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the general meeting.

Unless there has been a Change in the Company Recommendation (as defined below in the section titled “No Change of Recommendation”), which change was made in accordance with the Merger Agreement, the Board will make the recommendation that the shareholders of the Company approve and adopt the Merger Agreement (the “Company Recommendation”) and will take all lawful actions to solicit the Company Shareholder Approval. In the event that subsequent to the date of the Merger Agreement, the Board authorizes the Company to terminate this Agreement pursuant to the Merger Agreement, the Company will not be required to convene a general meeting and submit the Merger Agreement to the shareholders for approval. Upon request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten business days prior to the date of the Company’s general meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

No Solicitation of Competing Transactions

Until the earlier of the Effective Time or the termination of the Merger Agreement, the Company agrees that neither it nor any of its subsidiaries nor any of their respective representatives will, and that it will cause each of its subsidiaries and each of its and its subsidiaries’ representatives not to, directly or indirectly:

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·	solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or knowingly take any other action to facilitate, any inquiries or the making of any proposal or offer (including without limitation any proposal or offer to the Company’s shareholders) with respect to, or that may reasonably be expected to lead to, any Competing Transaction,

·	enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any subsidiary to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction,

·	agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, or that requires the Company to abandon the Merger Agreement or the Merger (other than any acceptable confidentiality agreement),

·	grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statutes (and the Company will promptly take all actions reasonably necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute), or

·	resolve, propose or agree, or authorize or permit any representative, to do any of the foregoing.

The Company will, and will cause its subsidiaries and its subsidiaries’ representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted prior to the execution of the Merger Agreement by the Company, any of its subsidiaries or any of their representatives with respect to a Competing Transaction.

As used herein and for purposes of the Merger Agreement, a “Competing Transaction” means any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries, whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable (collectively, “Key Subsidiaries”); (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 20% of the total revenue, operating income, EBITDA or fair market value of the assets of the Company and its subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company or any Key Subsidiary; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than 20% of any class of equity securities of the Company or any Key Subsidiary; (e) any other transaction the consummation of which would be reasonably likely to impede, interfere with, prevent or materially delay the Merger or any Transaction; or (f) any combination of the foregoing.

The Company will notify Parent as promptly as practicable (and in any event within 48 hours after the Company attains knowledge thereof) after the receipt by the Company, any of its subsidiaries or any of their respective representatives of any proposal or offer with respect to a Competing Transaction. Such notice shall indicate the identity of the person making such proposal or offer and the material terms and conditions of such proposal or offer, accompanied by, if applicable, copies of any written materials received by the Company in connection with any of the foregoing. The Company agrees that it will keep Parent informed, on a reasonably prompt basis (at least within 48 hours of occurrence of any material changes, developments, discussions or negotiations), of the status and material details of (including discussions with respect to or amendments or proposed amendments to) any such proposal or offer.

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Notwithstanding anything to the contrary in the foregoing, at any time prior to the receipt of the Company Shareholder Approval, the Company may, subject to compliance with the Merger Agreement and acting under the direction of the Special Committee, furnish information to, and enter into discussions or negotiations with, a person who has made an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of the Merger Agreement, if, prior to furnishing such information and entering into such discussions, the Board has (i) determined, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) that (a) such proposal or offer constitutes, or would reasonably be expected to lead to, a Superior Proposal and (b) the failure to furnish such information to, or enter into such discussions with, the Person who made such proposal or offer would violate the Board’s fiduciary duties to the Company and its shareholders under applicable law, (ii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least three business days prior to taking any such action, and (iii) obtained from such person an acceptable confidentiality agreement (it being understood that an acceptable confidentiality agreement and any related agreements shall not include any provision granting such person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, immediately upon its execution, delivered to Parent a copy of such acceptable confidentiality agreement; provided, that the Company will promptly make available to Parent any material information concerning the Company and its subsidiaries that is provided to any such person and that was not previously made available to Parent or its representatives.

As used herein and for purposes of the Merger Agreement, a “Superior Proposal” means an unsolicited written bona fide offer or proposal made by a third party with respect to a Competing Transaction on terms and conditions that the Board determines, in its good faith judgment, after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal and any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or proposal or otherwise (including financing, regulatory approvals, shareholder litigations, identity of the Person or group making the offer or proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be (a) more favorable, including from a financial point of view, to the shareholders of the Company (other than the holders of the Excluded Shares) than the Merger, (b) fully financed, and (c) reasonably expected to be consummated; provided, however, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is limited in any material respect. For purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%”; provided further that no offer or proposal shall be deemed to be a “Superior Proposal” if such offer or proposal treats the Rollover Shareholder less favorably than the other shareholders of the Company in term of consideration and payment terms.

No Change of Recommendation

Neither the Company Board nor any committee thereof will:

·	(a) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub or the Company Recommendation with respect to the Merger, or (b) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction (any action described in clauses (a) or (b), a “Change in the Company Recommendation”), or

·	cause or permit the Company or any of its subsidiaries to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (an “Alternative Acquisition Agreement”).

Notwithstanding the foregoing, if at any time prior to the receipt of the Company Shareholder Approval, the Company has received an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of the Merger Agreement, that is not withdrawn and that the Board (upon recommendation of the Special Committee) determines, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) constitutes, or would reasonably be expected to lead to, a Superior Proposal, the Board (upon recommendation of the Special Committee) may, with respect to such Superior Proposal, make a Change in the Company Recommendation and/or authorize the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Board will not be entitled to exercise its right to make a Change in the Company Recommendation or to authorize the Company to enter into an Alternative Acquisition Agreement unless:

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·	the Board (upon recommendation of the Special Committee) determines in its good faith judgment (after having received the advice of its financial advisor and outside legal counsel), that the failure to do so would violate its fiduciary duties to the Company and its shareholders under applicable law;

·	prior to effecting a Change in the Company Recommendation or terminating the Merger Agreement to enter into an Alternative Acquisition Agreement, the Company has provided written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal promptly after the Board determines it has received a Superior Proposal, stating that the Board intends to make a Change in the Company Recommendation and the manner in which it intends to do so, specifying the information required to be included in any notice required to be delivered to Parent under the Merger Agreement and including written evidence of the determination of the Board that the Company has received a Superior Proposal; and

·	Parent does not, within five business days of receipt of the Notice of Superior Proposal (the “Notice Period”), make an offer or proposal to revise the terms of the Merger Agreement (any such offer, a “Revised Transaction Proposal”) in a manner that the Company Board determines in its good faith judgment, after having received the advice of its financial advisor and outside legal counsel, to be at least as favorable to the Company’s shareholders (other than the holders of the Excluded Shares) as such Superior Proposal; provided, however, that during the Notice Period the Company shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any Revised Transaction Proposal; provided, further, that any amendment to the terms of such Superior Proposal during the Notice Period will require a new written notice of the terms of such amended Superior Proposal from the Company and an additional Notice Period that satisfies this requirement under the Merger Agreement.

Prior to obtaining the Company Shareholder Approval, if the Board determines, in its good faith judgment upon the recommendation of the Special Committee (after having received the advice of its financial advisor and outside legal counsel), other than in response to or in connection with a Competing Transaction, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary duties under applicable law, the Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation; provided, that the Company has provided Parent at least five business days’ prior written notice indicating that the Board intends to effect a Change in the Company Recommendation. Notwithstanding the foregoing, upon Parent’s written request, the Company will convene a general meeting promptly and submit the Merger Agreement to the shareholders to obtain the Company Shareholder Approval at a duly convened general meeting, in each case in accordance with the terms and conditions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the Merger Agreement, Parent and Merger Sub have agreed that:

·	The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time will survive the Merger and will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of the indemnified parties thereunder.

·	The Surviving Company and its subsidiaries will honor and fulfill in all respects the obligations of the Company and its subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its subsidiaries as in effect on the date of the Merger Agreement and (ii) all indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time (the “Indemnified Parties”).

·	The memorandum and articles of association of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, except to the extent prohibited by the Cayman Islands Companies Law or any other applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

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·	The Surviving Company will comply with all of the Company’s obligations, and shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (a) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such subsidiary or (b) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the Merger Agreement and to the fullest extent permitted by the Cayman Islands Companies Law or any other applicable law, including (x) the approval of the Merger Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions; and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries.

·	The Surviving Company will, and Parent shall cause the Surviving Company to, maintain the Company’s and its subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with the Merger Agreement and the consummation of the Transactions) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may at its option purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the closing, the Surviving Company will, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

Agreement to Use Reasonable Best Efforts

The parties to the Merger Agreement will use their reasonable best efforts to:

·	take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and orders of all governmental authorities and officials and parties to contracts with the Company and the subsidiaries that may be or become necessary for the performance of the obligations of such parties thereto pursuant to the Merger Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and orders.

·	cooperate and vigorously contest and resist any action, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

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Financing

As of the date of the Merger Agreement, Parent has delivered to the Company a copy of an executed Equity Commitment Letter from the Sponsor, pursuant to which the Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent, up to the aggregate amount set forth therein, the proceeds of which will be used to finance the consummation of the Transactions, including the Merger. The equity commitment letter provides, and will continue to provide, that the Company is a third party beneficiary with respect to the provisions therein.

Parent shall use its reasonable best efforts to (a) obtain the financing on the terms and conditions described in the Equity Commitment Letter, (b) maintain in effect the Equity Commitment Letter until the Transactions are consummated, (c) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letter applicable to Parent, and/or Merger Sub that are within its control, (d) seek to enforce its rights under the Equity Commitment Letter, and (e) consummate the financing at or prior to the Effective Time.

Buyer Group Contracts

Parent and Merger Sub will not, and will cause its respective affiliates not to (a) amend, modify, withdraw, waive or terminate any Buyer Group Contract (as defined in the Merger Agreement), or (b) enter into or modify any other Contract directly relating to the Transactions (excluding any Contract solely relating to Parent or the Surviving Company taking effect following the Effective Time), in each case, without the prior written consent of the Special Committee (acting on behalf of the Company), if such amendment, modification, withdrawal, waiver or termination of any Buyer Group Contract or such other contract including any modification thereto (each, an “Amendment to Buyer Group Contract”) would be reasonably expected to prevent, materially delay, materially impede or impair the consummation of the Merger, provided that Parent and Merger Sub will, prior to its and/or its affiliate’s entering into such Amendment to Buyer Group Contract, notify the Special Committee (acting on behalf of the Company) in writing, which notice shall be accompanied by a true and complete copy of such Amendment to Buyer Group Contract.

Certain additional Covenants

The Merger Agreement contains additional agreements between the Company and Parent and/or Merger Sub relating to, among other things:

·	the filing of this proxy statement and the Rule 13e-3 transaction statement on Schedule 13E-3 with the SEC (and cooperation in response to any comments from the SEC with respect to either statement);

·	access by Parent and its representatives to the offices, properties, books, records of the Company or any of its subsidiaries and other information between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement (subject to all applicable legal or contractual obligations and restrictions);

·	delisting and deregistration of the Shares;

·	consultation with respect to press releases and other public announcements relating to the Merger Agreement and the transactions contemplated by the Merger Agreement;

·	notification of certain events;

·	elimination or minimization of the effects of certain takeover statutes.

·	resignation of the directors of the Company and its subsidiaries pursuant to Parent’s request;

·	participation in the defense and settlement of any shareholder litigation relating to the Merger Agreement or the Transactions;

·	Parent’s obligation to cause Merger Sub to perform its obligations under the Merger Agreement; and

·	acknowledgment that the Company will not be in breach of the Merger Agreement if the Company establishes that the alleged breach is the proximate result of any action or inaction taken by the Company at the direction of Parent or the Rollover Shareholders.

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Conditions to the Merger

The obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction or written waiver of the following conditions:

·	the Company Shareholder Approval having been obtained; and

·	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction or written waiver of the following conditions:

·	(i) the representations and warranties of the Company regarding the capitalization of the Company and its Key Subsidiaries, authority relative to Merger Agreement and the vote required to be taken by the Company’s shareholders and the brokerage, finder’s or other fees or commission in connection with the Transactions (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) being true and correct in all respects (except for de minimus inaccuracies) and (ii) each of the other representations and warranties of the Company contained in the Merger Agreement (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) being true and correct except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date);

·	the Company having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;

·	since the date of the Merger Agreement, there having not been a Company Material Adverse Effect; and

·	the Company having delivered to Parent a certificate, dated the closing date of the Merger, signed by an executive officer of the Company, certifying as to the fulfillment of the above conditions.

The obligations of the Company to consummate the Merger are also subject to the satisfaction or written waiver of the following conditions:

·	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement being true and correct (without giving effect to any limitation as to “materiality” set forth therein), in each case as of the date of the Merger Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the impair the ability of Parent and Merger Sub to consummate the Merger.

·	Parent and Merger Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Effective Time; and

·	Parent and Merger Sub having each delivered to the Company a certificate, dated the closing date of the Merger, signed by a director of Parent and Merger Sub, respectively certifying as to the fulfillment of the above conditions.

Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the non-satisfaction of any condition set forth in the Merger Agreement to be satisfied if such non-satisfaction was caused by such party’s failure to comply with the Merger Agreement and consummate the Transactions.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained:

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(a)	by mutual written consent of Parent and the Company;

(b)	by either Parent or the Company (provided that this termination right is not available to either Parent or the Company, as applicable, whose failure to fulfill any obligation under the Merger Agreement or other intentional breach has been the primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied), if:

·	the Merger is not consummated by September 22, 2016;

·	any governmental authority has enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transaction, including the Merger, which shall be in effect and have become final and non-appealable; or

·	the Company Shareholder Approval has not been obtained upon a vote held at the general meeting of shareholders or any adjournment thereof;

(c)	by the Company:

·	upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of Parent and Merger Sub has become untrue, in either case such that the corresponding closing conditions would not be satisfied prior to the End Date and such breach would not be curable or, if curable has not been cured within the earlier of (i) 30 calendar days following receipt of written notice by Parent from the Company of such breach and (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date, provided that the Company is not then in material breach of any representations and warranties, covenants or agreements set forth in the Merger Agreement;

·	if (a) all the conditions to closing for the obligations of Parent and Merger Sub to consummate the Merger have been satisfied or waived by Parent and Merger Sub, and (b) Parent fails to complete the closing of the Merger within 10 business days following the date on which the closing of the Merger should have occurred, provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Transactions during such period;

·	prior to receipt of the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, provided that the Superior Proposal did not result from any breach by the Company of its non-solicitation obligations under the Merger Agreement; provided that within five business days after such termination, the Company pays the termination fee payable pursuant to the Merger Agreement; or

·	the Board (or the Special Committee) has made a Change in the Company Recommendation with respect to a Superior Proposal; provided that within five business days after such termination, the Company pays the termination fee payable pursuant to the Merger Agreement.

(d)	by Parent:

·	upon a breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any representation or warranty of the Company has become untrue, in either case such that the corresponding conditions to closing would not be satisfied prior to the End Date and such breach would not be curable or, if curable, has not been cured within the earlier of (a) thirty calendar days following receipt of written notice by the Company from Parent of such breach and (b) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date, provided that Parent is not then in material breach of any representations and warranties, covenants or agreements set forth in the Merger Agreement;

·	if the Board (or any committee thereof) has effected a Change in the Company Recommendation; or

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·	if the Board has (a) failed to include the Company Recommendation in this proxy statement; (b) failed to publicly reaffirm the Company Recommendation within three business day after Parent so requests in writing; (c) recommended to the shareholders of the Company a Competing Transaction; (d) failed to recommend against any Competing Transaction within ten business days; or (e) entered into any letter of intent, memorandum of understanding or other document or contract relating to any Competing Transaction;

·	if the Company has failed to hold the general meeting of the Company according to the Merger Agreement, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent; or

·	if the Company has failed to comply with the no-shop undertakings set forth in the Merger Agreement in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent.

Termination Fee

The Company is required to pay Parent a termination fee of US$1.1 million (the “Termination Fee”) if the Merger Agreement is terminated:

·	by Parent if (a) the Company breaches its representations, warranties, covenants or agreements under the Merger Agreement (and such breach remains uncured); (b) the Board changes its recommendation in favor of the Merger; (c) the Board (V) fails to included its recommendation in this proxy statement; (W) fails to publicly reaffirm its recommendation within three business day after Parent so requests in writing; (X) recommends to the shareholders of the Company a Competing Transaction; (Y) fails to recommend against any Competing Transaction within ten business days; or (Z) enters into any letter of intent, memorandum of understanding or other document or contract relating to any Competing Transaction, (d) if the Company has failed to hold the shareholders’ meeting of the Company according to the Merger Agreement, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent, or (e) if the Company has failed to comply with the no-shop undertakings set forth in the Merger Agreement in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent;

·	by the Company (a) in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; or (b) in the event that the Board makes a Changes in the Company Recommendation with respect to a Superior Proposal; and

·	by either of the Company or Parent due to (a) the Merger is not completed by the End Date or the failure of obtaining the Company Shareholder Approval, and (b) within 12 months following the termination of the Merger Agreement, the Company consummates a Competing Transaction or enters into a definitive agreement for a Competing Transaction (provided that all references to “20%” in the definition of “Competing Transaction” under the Merger Agreement will be deemed to be references to “50%” here).

Parent is required to pay the Company a termination fee of US$2.2 million (the “Parent Termination Fee”) if the Merger Agreement is terminated:

·	by the Company due to a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements under the Merger Agreement (and such breach remains uncured); or

·	by the Company due to the failure of Parent to complete the Merger within ten business days following the date on which the closing should have occurred pursuant to the Merger Agreement and (a) all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger have been satisfied (or waived by Parent and Merger Sub) and (b) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the closing.

In the event that the Company or Parent fails to pay the Termination Fee or the Parent Termination Fee, as the case may be, when due and in accordance with the requirements of the Merger Agreement, the Company or Parent, as the case may be, will be required to reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with collection of such unpaid termination fee, together with accrued interest on such unpaid termination fee.

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Remedies and Limitations on Liability

Company, Parent and Merger Sub are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, which remedies are in addition to any other remedy to which they are entitled at law or in equity.

While the parties may pursue both a grant of specific performance and monetary damages until such time as the other party pays a termination fee (as applicable under the Merger Agreement), none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and monetary damages.

Until such time as the Company pays the Company Termination Fee to Parent or Parent pays the Parent Termination Fee to the Company, as the case may be, pursuant to the terms of the Merger Agreement, the remedies available to each party will be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate the Merger Agreement and collect the Company Termination Fee from the Company or the Company from, in the alternative, seeking to terminate the Merger Agreement and collect the Parent Termination Fee from Parent.

The maximum aggregate liabilities of Parent, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to the Parent Termination fee of US$2.2 million and the Termination Fee of US$1.1 million, respectively, and reimbursement of certain expenses in the event that Company or Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be. If (a) the Company pays, and Parent receives, the Termination Fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of Parent, Merger Sub and their respective affiliates against the Company and its subsidiaries (and other related persons) and if (b) Parent pays, and the Company receives, the Parent Termination Fee pursuant to the Merger Agreement, then any such payment will be the sole and exclusive remedy of the Company and its affiliates against Parent, Merger Sub and their respective affiliates (and other related persons) under the Merger Agreement and the Limited Guarantee.

Amendment

The Merger Agreement may be amended by the parties to the Merger Agreement by action taken by or on behalf of each of their respective board of directors (or in the case of the Company, the Special Committee) at any time prior to the Effective Time, provided, that after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable law requires further approval by the shareholders of the Company without such approval having been obtained.

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PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Unaffiliated Security Holders access to corporate files of the Company or any member of the Buyer Group or (b) obtain counsel or appraisal services at the expense of the Company or any member of the Buyer Group.

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DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the Merger and receive payment equal to the fair value of their Shares (“dissenters’ rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex D to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex D, particularly the procedural steps required to perfect your dissenters’ rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your dissenters’ rights.

Requirements for Exercising Dissenters’ Rights

A dissenting shareholder of the Company is entitled to payment of the fair value of its, his or her Shares upon dissenting from the Merger in accordance with Section 238 of the Cayman Islands Companies Law.

The valid exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your dissenters’ rights, the following procedures must be followed:

·	You must give written notice of objection to the Company prior to the vote to authorize and approve the Merger. The notice of objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the vote at the extraordinary general meeting.

·	Within 20 days immediately following the date on which the vote approving the Merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a notice of objection.

·	Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Shares. A dissenting shareholder must dissent in respect of all the Shares which it, he or she holds.

·	Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Shares at a price determined by the Company to be the fair value of such Shares.

·	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on a price at which the Company will purchase the dissenting shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of such Shares.

·	If a petition is timely filed and served, the Grand Court will determine at a hearing (a) which shareholders are entitled to dissenters’ rights, (b) the fair value of such Shares held by those shareholders with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (c) the costs of the proceeding and the allocation of such costs upon the parties.

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All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Shares.

You must be a registered holder of Shares in order to exercise your dissenters’ rights. A holder of ADSs who wishes to dissent must surrender his, her or its ADSs to the ADS Depositary for conversion into Shares and pay the fees of the ADS Depositary to cancel his, her or its ADSs and then become a record holder of such Shares and comply with the procedures described above in order to exercise the dissenters’ rights with respect to the Shares prior to the extraordinary general meeting. The ADS Depositary will not exercise dissenters’ rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS Depositary will not be effective under the Cayman Islands Companies Law. If you wish to cancel your ADSs, please contact the ADS Depositary’s office at JPMorgan Chase Bank, N.A., 4 New York Plaza, Floor 12, New York, NY 10004 (Attention: Depositary Receipts Group).

If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China, Attention: Investor Relations Department.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Law could be more than, the same as, or less than the US$0.114 in cash, without interest, for each Share of the Company that you would otherwise receive as consideration pursuant to the Merger Agreement if you do not exercise dissenting rights with respect to your Shares. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Islands Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters’ rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters’ rights.

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FINANCIAL INFORMATION

The Company uses U.S. dollars as its reporting currency in its consolidated financial statements. However, The Company’s business is primarily conducted in China. A significant portion of its sales, costs and expenses are denominated in Renminbi. This proxy statement contains translations of RMB into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this section were made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release published by the Federal Reserve Board. The Company makes no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

Selected Historical Financial Information

The following table presents our selected consolidated financial information. The selected consolidated statements of income and comprehensive income data for the two years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements of the Company, which are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, beginning on page F-1. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which are incorporated into this proxy statement by reference. The historical consolidated financial information for the nine months ended September 30, 2014 and September 30, 2015 has been derived from the unaudited consolidated financial information furnished as part of the Company’s reports on Form 6-K dated November 26, 2014 and December 8, 2015, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report on Form 20-F and the Company’s Report on Form 6-K, respectively.

Consolidated Statement of Comprehensive Loss

			For the nine months ended September 30,
	2013	2014	2014	2015
	US$	US$	US$	US$

Net revenues	42,623,591	49,609,483	34,684,867	41,777,613
Cost of goods sold (excluding depreciation and amortization)	15,896,128	17,334,312	11,305,601	14,088,348
Operating expenses:
Selling, general and administrative expenses	24,987,475	24,880,448	16,945,899	22,007,920
Depreciation and amortization	2,279,191	1,618,791	874,332	2,020,497
Other operating income, net	(6,182,764)	(1,088,346)	(372,105)	(417,669)
Total operating expenses	21,083,902	25,410,893	17,448,126	23,610,748
Income from operations	5,643,561	6,864,278	5,931,140	4,078,517
Interest expense	(341,773)	(15,988)	(15,988)	-
Interest income	977,104	273,984	194,453	297,042
Other income (expense), net	1,039,084	(133,818)	(317,181)	(1,240,673)
Income before income tax, equity in an affiliate and noncontrolling interests	7,317,976	6,988,456	5,792,424	3,134,886
Income tax expense	-	-	-	-
Income before equity in an affiliate and noncontrolling interests	7,317,976	6,988,456	5,792,424	3,134,886
Loss from equity in an affiliate	(5,491,484)	(4,876,523)	(4,165,530)	-
Gain on disposal of the equity interest of an affiliate	-	1,330,165	-	-
Income from continuing operations	1,826,492	3,442,098	1,626,894	3,134,886
Loss on discontinued operations, net of tax of nil	(28,436,783)	(19,792,358)	(19,792,358)	-
Net loss	(26,610,291)	(16,350,260)	(18,165,464)	3,134,886
Accretion of interest to redeemable noncontrolling interests	102,958	3,836	3,836	-
Net loss attributable to redeemable noncontrolling interests	(102,958)	(3,836)	(3,836)	-
Net loss attributable to Mecox Lane Limited shareholders	(26,610,291)	(16,350,260)	(18,165,464)	3,134,886

Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	1,408,045	(472,357)	183,733	(794,537)
Comprehensive loss	(25,202,246)	(16,822,617)	183,733	(794,537
Comprehensive loss attributable to redeemable noncontrolling interests	-	-	-	-
Comprehensive loss attributable to Mecox Lane Limited shareholders	(25,202,246)	(16,822,617)	(17,981,731)	2,340,349

Net income per share attributable to Mecox Lane-Basic and diluted
Income from continuing operations	$0.01	$0.01	0.00	0.01
Loss on discontinued operations	$(0.07)	$(0.04)	(0.04)	0.00
Net loss	$(0.06)	$(0.03)	(0.04)	0.01
Net income per ADS attributable to Mecox Lane-Basic and diluted
Income from continuing operations	$0.15	$0.27	0.13	0.24
Loss on discontinued operations	$(2.38)	$(1.53)	(1.53)	0.00
Net loss	$(2.23)	$(1.26)	(1.40)	0.24
Weighted average ordinary shares used in per share calculation
Basic	418,347,060	452,758,464	451,929,927	455,223,849
Diluted	422,251,663	452,758,464	452,575,815	455,223,849
Weighted average ADS used in per share calculation (1)
Basic	11,952,773	12,935,956	12,912,284	13,006,396
Diluted	12,064,333	12,935,956	12,930,738	13,006,396

(1)	ADS amounts adjusted for a change in the ratio of ADSs to Shares from 1:7 to 1:35, effective as of February 1, 2013.

96

Consolidated Balance Sheet Data

	For the year ended December 31,		As of September 30,
	2013	2014	2014	2015
	US$	US$	US$	US$

Cash and cash equivalents	14,261,249	18,180,733	8,158,708	20,563,348
Total current assets	91,964,105	25,511,642	20,506,213	27,850,478
Total non-current assets	10,685,558	43,637,188	45,713,371	40,836,000
Total assets	102,649,663	69,148,830	66,219,584	68,686,478
Total current liabilities	34,460,910	16,796,922	15,686,036	13,994,221
Total non-current liabilities	-	-	-	-
Total liabilities	34,460,910	16,796,922	15,686,036	13,994,221
Total shareholders’ equity	68,188,753	52,351,908	50,533,548	54,692,257
Total liabilities and shareholders’ equity	102,649,663	69,148,830	66,219,584	68,686,478

Ratio of Earnings to Fixed Charges

	For the year ended December 31,		For the nine months ended September 30
	2013	2014	2014	2015
	US$	US$	US$	US$

Ratio of Earnings to Fixed Charges	22.41	438.11	363.30	-

Net Book Value per Share of Our Shares

The Company’s net book value per Share as of December 31, 2014 was US$0.115, based on the number of Shares issued and outstanding as of that date. The Company’s net book value per Share as of September 30, 2015 was US$0.120, based on the number of Shares issued and outstanding as of that date.

97

TRANSACTIONS IN SHARES AND ADSs

Purchases by the Company

On May 21, 2012, the Board approved a share repurchase plan (the “2012 Share Repurchase Plan”) to repurchase up to US$10 million worth of our ADSs from May 20, 2012 to May 19, 2013 in the open market. The following table summarize the repurchases of ADSs by the Company in 2013 under the 2012 Share Repurchase Plan.

Period	Total Number of ADSs Repurchased (1)	Average Price Paid per ADS(1) (US$)
January 2013	20,630	3.02
February 2013	11,460	2.36
March 2013	33,462	2.13
April 2013	109,267	4.95
May 2013 (ending at May 19, 2013)	—	—

(1)	The total number of ADSs repurchased and average price paid per ADS have been retroactively adjusted for a change in the ratio of ADS to ordinary shares from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares, which was effective as of February 1, 2013.

On January 29, 2014, certain then existing shareholders of our Company entered into a definitive share purchase agreement with Cnshangquan E-Commerce, the sole shareholder of CNShangquan, pursuant to which Cnshangquan E-Commerce purchased 290,564,842 Shares of the Company from certain then existing shareholders, representing approximately 63.7% of the issued and outstanding Shares of the Company as of December 31, 2013, for a total cash consideration of approximately US$39.0 million. Such transactions closed on May 21, 2014.

Except as described above, no member of the Buyer Group nor any of their respective affiliates has purchased any Shares or ADSs at any time within the past two years.

Prior Public Offerings

We completed our initial public offering of ADSs in October 2010. In our initial public offering, we offered 13,504,286 ADSs (approximately 2,700,857 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) at US$11.0 per ADS and received an aggregate amount of approximately US$101.6 million from the proceeds of the initial public offering.

Transactions in Prior 60 Days

Except as described above and other than the Merger Agreement and the agreements entered into in connection with the Merger Agreement, including the Support Agreements, the Limited Guarantee and the Equity Commitment Letter, there have been no transactions in Shares or ADSs during the prior 60 days by the Company, any of the Company’s officers or directors, Parent, Merger Sub, or any other person with respect to which disclosure is provided in Annex E or any associate or majority-owned subsidiary of the foregoing.

98

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of Shares, as of the date of this proxy statement, by:

·	each of our directors and executive officers;

·	our directors and executive officers as a group; and

·	each person known to us to beneficially own more than 5.0% of the total issued and outstanding Shares.

As of the date of this proxy statement, we have 455,227,428 Shares issued and outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days from the date of this proxy statement, including through the exercise of any option or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Michael Guisheng Liu(3)	337,540	0.07
Willy Yili Wu(4)	1,164,030	0.26
Yang Wang	--	--
Ingrid Ye Wang	--	--
Fan Zhang	--	--
Rock Yanshi Jin	--	--
Xiongsheng Yang	--	--
Xiaohua Li	--	--
All Directors and Executive Officers as a Group	1,501,570	0.33

Principal Shareholders:
CNshangquan Limited (5)	290,564,842	63.83
ChinaEquity USD Fortune Co., Ltd.(6)	36,464,575	8.01

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of outstanding Shares as of the date of this proxy statement.

(3)	Includes 337,540 Shares. The business address for Mr. Liu is located at Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China.

(4)	Includes 1,164,030 Shares. The business address for Mr. Wu is located at Room 302, Qilai Building, No.889 Yishan Road, Shanghai 200233, People’s Republic of China.

(5)	Includes 290,564,842 Shares held by CNshangquan. CNshangquan is a wholly-owned subsidiary of Cnshangquan E-Commerce, and accordingly, Cnshangquan E-Commerce may be deemed to beneficially own the Shares as a result of its direct or indirect power to vote or dispose of such shares. The voting and dispositive power in the Shares held by CNshangquan is ultimately controlled by Mr. Yafei Yuan. The principal business address for CNshangquan Limited is located at Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands VG1110.

99

(6)	Includes 36,464,575 Shares held by ChinaEquity. ChinaEquity is a wholly-owned subsidiary of ChinaEquity USD Fund I L.P., and accordingly, ChinaEquity USD Fund I L.P. may be deemed to beneficially own the Shares as a result of its direct or indirect power to vote or dispose of such shares. The voting and dispositive power of the Shares held by ChinaEquity is ultimately controlled by Mr. Chaoyong Wang and Mr. Xu Wang. The principal business address for ChinaEquity is located at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

100

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

101

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

·	the satisfaction of the conditions to the consummation of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders;

·	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

·	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

·	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

·	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

·	diversion of our management’s attention from our ongoing business operations;

·	loss of our senior management;

·	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

·	our failure to comply with regulations and changes in regulations;

·	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and

·	other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014. See “Where You Can Find More Information” beginning on page 103 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

102

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://www.gomo.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a going-private transaction, the Company and the Buyer Group have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 29, 2015 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC on November 26, 2014, June 10, 2015, July 22, 2015, July 30, 2015, September 14, 2015, September 15, 2015, December 8, 2015 and December 22, 2015, are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going-private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our Investor Relations Department, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED ________, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

103

Annex A

ANNEX A: AGREEMENT AND PLAN OF MERGER

PRIVILEGED AND CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

among

MINAT ASSOCIATED CO., LTD.,

ChinaEquity Alliance Victory Co., Ltd.,

and

Mecox lane limited

Dated as of December 22, 2015

i

ii

iii

Appendix 1 – Form of Cayman Plan of Merger

iv

AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2015 (this “Agreement”), among MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”), ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and Mecox Lane Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent, Merger Sub and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement, the Cayman Plan of Merger (as defined below) and consummation of the Transactions (as defined below), including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Cayman Plan of Merger, and Parent, as the sole shareholder of Merger Sub, has authorized and approved this Agreement, the Cayman Plan of Merger and the Transactions;

WHEREAS, the Company Board (as defined below), acting upon the unanimous recommendation of the Special Committee (as defined below), has unanimously (i) determined that it is fair and in the best interests of the Company and its shareholders (other than the Rollover Holders (as defined below)), and declared it advisable, to enter into this Agreement and the Cayman Plan of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement and the Cayman Plan of Merger and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend the approval and adoption of this Agreement, the Cayman Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below);

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of CNshangquan Limited (“CNshangquan”) and ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity”, together with CNshangquan, the “Rollover Holders”) has executed a support agreement with Parent, dated as of the date hereof (collectively, the “Support Agreements”), providing that, among other things, (i) each Rollover Holder will vote all Shares held by it (the “Rollover Shares”) in favor of the authorization and approval of this Agreement, the Cayman Plan of Merger and the Transactions in accordance with the terms set forth therein, and (ii) each Rollover Holder agrees, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of the Rollover Shares in accordance with the terms of this Agreement, and to subscribe for newly issued shares of Parent; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, ChinaEquity USD Fortune Co., Ltd. (the “Guarantor”) has executed and delivered a limited guarantee dated as of the date hereof in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (the “Limited Guarantee”);

A-1

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

Defined Terms

Section 1.01         Certain Defined Terms. For purposes of this Agreement:

“2014 Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2014, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03(c), which contains terms no less favorable to the Company than those contained in the Confidentiality Agreementand which contains a customary “standstill” or similar provisions.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” means, in relation to any party, any entity controlling, controlled by or under common control with, that party, whether directly or indirectly through one or more third parties, including any fund or other similar investment vehicle of which the investment manager is an entity controlling, controlled by or under common control with that party or the investment manager of that party where the party is a fund or other similar investment vehicle.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company or any of its Subsidiaries, including, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, Hong Kong or the PRC.

A-2

“Buyer Group Contracts” means collectively, the Second Amended and Restated Consortium Agreement by and among the Rollover Holders and Chinaequity Capital Investments Co., Limited, an affiliate of the Sponsor, dated December 17, 2015, the Support Agreements, the Limited Guarantee and the Equity Commitment Letter, including all amendments thereto or modifications thereof.

“Code” means Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Company Board” means the board of directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Incentive Plans” means the equity incentive plans of the Company for the benefits of the employees, officers, consultants and directors of the Company, including without limitation, the 2006 Stock Option Plan, the 2008 Stock Option Plan, the 2011 Share Incentive Plan, and the 2012 Share Incentive Plan.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, is or is reasonably likely to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, or would prevent or materially delay consummation of the Transactions by the Company or otherwise prevent or materially delay the Company from performing its obligations under this Agreement; provided, however, that the following shall not be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes in general business, economic, political or financial market conditions; (ii) changes in GAAP or any interpretation or enforcement thereof after the date hereof; (iii) changes that are the result of factors generally affecting the principal industries in which the Company and its Subsidiaries operate; (iv) the public announcement of this Agreement or the consummation of the Transactions, including any initiation of shareholder litigation or other legal proceeding relating to this Agreement or the Transactions; (v)  any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, act of God or natural disasters, or similar events; (vi) changes in the market price or trading volume of Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (vii) actions or omissions of the Company or any of its Subsidiaries (a) that are required by this Agreement, (b) taken with the consent of Parent, Merger Sub, or any Consortium Member, or (c) taken at the request of Parent, Merger Sub or any Consortium Member; (viii) any breach of this Agreement by Parent or Merger Sub; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); or (x) any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii) and (v) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and its Subsidiaries conduct their businesses.

A-3

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve and adopt this Agreement.

“Company Shareholder Approval” means the approval and adoption of this Agreement, the Cayman Plan of Merger and the Transactions (including the Merger) at the Company Shareholders’ Meeting by the Required Company Vote.

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider approval and adoption of this Agreement, the Cayman Plan of Merger and the Transactions, including the Merger.

“Competing Transaction” means any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable (collectively, “Key Subsidiaries”); (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 20% of the total revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company or any Key Subsidiary; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than 20% of any class of equity securities of the Company or any Key Subsidiary; (e) any other transaction the consummation of which would be reasonably likely to impede, interfere with, prevent or materially delay the Merger or any Transaction; or (f) any combination of the foregoing.

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“Confidentiality Agreement” means, the confidentiality agreement dated October 10, 2015 between ChinaEquity and the Company.

“Consortium Members” means, collectively, the Rollover Holders and the Sponsor.

“Contract” means any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, power of attorney, understanding, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Dissenting Shares” means the Shares owned by Dissenting Shareholders.

“Dissenting Shareholders” means the holders of Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, pursuant to Section 238 of the Cayman Companies Law.

“Encumbrances” means mortgages, pledges, liens, security interests, licenses, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.

“End Date” means the date that is nine (9) months from the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means, collectively, (i) the Rollover Shares, and (ii) the Shares held by Parent, the Company or any of their Subsidiaries, in each case, including such Shares represented by ADSs.

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“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under anti-trust, anti-monopoly law or other similar regulations and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e); (g) any and all other proprietary rights, and (h) any documents or other tangible media containing any of the foregoing, and all rights to prosecute and perfect the foregoing through administrative prosecution, registration, recordation, or other proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing misuse or misappropriation.

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“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, after reasonable inquiry, of the officers identified in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and any subsequent current reports on Form 6-K, as of the date hereof.

“Knowledge of Parent” or “Parent’s Knowledge” or “Known to Parent” means the actual knowledge, after reasonable inquiry, of any director or officer of Parent, Merger Sub or any Consortium Member.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Intellectual Property” means all Intellectual Property owned by, or under obligation of assignment to, the Company or any of its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Ordinary Share” means the ordinary share without par value of Parent.

“Parent Termination Fee” means an amount in cash equal to US$2.2 million.

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“Permitted Encumbrances” means: (i) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Encumbrances or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Encumbrances imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi)  easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; and (viii)  any other Encumbrances that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Authority or required under or taken pursuant to any Environmental Law, or voluntarily undertaken to (i) clean up, remove, treat, or in any other way, ameliorate or address any Hazardous Substances or other substance in the indoor or outdoor environment; (ii) prevent the release or threat of release, or minimize the further release of any Hazardous Substances so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a release; or (iv) bring the applicable party into compliance with any Environmental Law

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees and directors of the Company and each of its Subsidiaries.

“Special Committee” means a committee of the Company Board consisting of two members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

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“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries; provided that, with respect to the Company, for purpose of Article IV of this Agreement (other than Section 4.08 and Section 4.10), the Company’s Subsidiaries shall not include the entities set forth on Section 4.01(b)(i). For the avoidance of doubt, Subsidiaries of the Company include the variable interest entities that are part of the Company Group.

“Superior Proposal” means an unsolicited written bona fide offer or proposal made by a third party with respect to a Competing Transaction on terms and conditions that the Company Board determines, in its good faith judgment, after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal and any changes to the terms of this Agreement proposed by Parent in response to such offer or proposal or otherwise (including financing, regulatory approvals, shareholder litigations, identity of the Person or group making the offer or proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be (a) more favorable, including from a financial point of view, to the shareholders of the Company (other than the holders of the Excluded Shares)than the Merger, (b) fully financed, and (c) reasonably expected to be consummated; provided, however, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is limited in any material respect. For purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%”; provided further that no offer or proposal shall be deemed to be a “Superior Proposal” if such offer or proposal treats the Rollover Holders less favorable than the other shareholders of the Company in term of consideration and payment terms.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; and (d) customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means an amount in cash equal to US$1.1 million.

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“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“US$” or “$” means the legal currency of the United States of America.

Section 1.02         Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

Agreement	Preamble
Alternative Acquisition Agreement	Section 7.03(d)
Applicable Merger Consideration	Section 3.01(e)
Articles of Association	Section 2.05
Bankruptcy and Equity Exception	Section 4.04(a)
Cayman Companies Law	Section 2.01
Cayman Plan of Merger	Section 2.03
Change in the Company Recommendation	Section 7.03(d)
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Intellectual Property	Section 4.14(b)
Company Real Property	Section 4.13(d)
Company SEC Reports	Section 4.07(a)
Damages	Section 7.05(b)
Deposit Agreement	Section 3.03(m)
Depositary	Section 3.03(m)
Dispute	Section 10.07(b)
Effective Time	Section 2.03
Environmental Law	Section 4.16
Environmental Permits	Section 4.16
Equity Commitment Letter	Section 5.08
Exchange Fund	Section 3.02(a)
Excluded Shares	Section 3.01(b)
Financial Advisor	Section 4.21
Financing	Section 5.08
Guarantor	Recitals
Limited Guarantee	Recitals
Indemnified Parties	Section 7.05(a)
HKIAC	Section 10.07(b)
HKIAC Rules	Section 10.07(b)
Leased Real Property	Section 4.13(b)

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Defined Term	Location of Definition

Material Contracts	Section 4.17(a)
Merger	Recitals
Merger Consideration	Section 3.02(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 7.03(d)
Notice Period	Section 7.03(d)
Owned Real Property	Section 4.13(a)
Parent	Preamble
Paying Agent	Section 3.02(a)
Parent Group	Section 10.06
Per Share Merger Consideration	Section 3.01(b)
Per ADS Merger Consideration	Section 3.01(b)
Plans	Section 4.11(a)
Proxy Statement	Section 4.05(b)
Real Property Leases	Section 4.13(b)
Record Date	Section 7.02(b)
Required Company Vote	Section 4.04(c)
Restraint	Section 8.01(b)
Revised Transaction Proposal	Section 7.03(d)
Rollover Holders	Recitals
Rollover Shares	Recitals
Schedule 13E-3	Section 7.01(b)
Shares	Section 3.01(b)
Share Certificates	Section 3.02(c)
Side Letter	Section 3.02(m)
Sponsor	Section 5.08
Support Agreement	Recitals
Surviving Company	Section 2.01
Takeover Statute	Section 4.23
Uncertificated Shares	Section 3.02(c)

Section 1.03         Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or Exhibit, Appendix or Schedule to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made available or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a Person are also to its successors and permitted assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

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Article II

THE MERGER

Section 2.01         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (as amended) (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company. The Company shall be the surviving company in the Merger (the “Surviving Company”), become a wholly owned subsidiary of Parent and Merger Sub shall be struck off the register of companies in the Cayman Islands and thereupon be dissolved, such that the separate corporate existence of Merger Sub shall cease. The Company shall succeed to and assume all the business, undertakings, goodwill benefit, property, assets, rights, privileges, immunities, powers, franchises, debts, mortgages, charges or security interests, contracts, claims, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

Section 2.02         Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Gibson Dunn & Crutcher LLP, Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing, 100025, PRC at 10:00 a.m. (Beijing time), on the second Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or, if permissible, waived in accordance with this Agreement (the date on which the Closing actually takes place being the “Closing Date”).

Section 2.03         Effective Time. On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in substantially the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date (being not more than 90 days after the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands) as may be specified in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

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Section 2.04         Effect of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Cayman Plan of Merger and the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the business, undertakings, goodwill benefit, property, assets, rights, privileges, immunities, powers, franchises, debts, mortgages, charges or security interests, contracts, claims, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.05         Memorandum and Articles of Association. At the Effective Time, the Surviving Company shall adopt the memorandum of association and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum of association and articles of association (the “Articles of Association”) of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law; provided that at the Effective Time, (a) Article 1 of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the Company is “Mecox Lane Limited” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “Mecox Lane Limited”, (b) references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized capital of the Surviving Company as approved in the Cayman Plan of Merger, if necessary, and (c) the memorandum and articles of association of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than as set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 7.05(a).

Section 2.06         Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

Section 2.07         Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

Article III

conversion of securities; merger consideration

Section 3.01         Conversion of Securities. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other holders of any shares or other securities of the Company:

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(a)          Shares of Merger Sub. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company and this will be reflected in the register of members of the Surviving Company.

(b)          Merger Consideration. Each ordinary share, par value US$0.0001 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares shall be cancelled and cease to exist in exchange for the right to receive US$0.114 in cash per Share without interest (the “Per Share Merger Consideration”). In exchange for the cancellation of the Shares represented by ADSs (other than ADSs representing the Excluded Shares) pursuant to this Section 3.01(b), the Depositary, as the registered holder of such Shares, shall be entitled to receive the Per Share Merger Consideration for such Shares. Each American Depositary Share, representing thirty-five Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$4.00 without interest (the “Per ADS Merger Consideration”) which shall be distributed by the Depositary to the holders of such ADSs pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (as defined below). In the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. The register of members of the Company will be amended accordingly.

(c)          Cancellation of Shares. At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than the Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and each Dissenting Share shall thereafter represent only the right to receive the applicable payments set forth in Section 3.02(f). At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each of the Excluded Shares and ADSs representing the Excluded Shares issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist and no payment or distribution shall be made with respect thereto and the register of members of the Company will be amended accordingly.

(d)          Dissenting Shares. For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the Cayman Companies Law shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.02. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the Cayman Companies Law.

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(e)          Certain Adjustments. Notwithstanding any provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration (as the case may be, the “Applicable Merger Consideration”) shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares and ADSs the same economic effect as contemplated by this Agreement prior to such action.

Section 3.02         Exchange of Share Certificates. (a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.01(b) and Section 3.01(d) (collectively, the “Merger Consideration”). At or prior to the Effective Time, or in the case of payments pursuant to Section 3.01(d), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, cash in an amount in immediately available funds sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)          Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that Parent shall not direct the Paying Agent to make any such investments that are speculative in nature. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the Merger Consideration shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 3.02(g). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment for the Merger Consideration, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration.

(c)          Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days), the Surviving Company and Parent shall cause the Paying Agent to mail to each registered holder of Shares (other than the Excluded Shares and Dissenting Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Exchange Fund to registered holders of the Shares (other than the Excluded Shares and Dissenting Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(i)) in exchange for the Per Share Merger Consideration. Upon surrender of any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(i)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(i)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to any required tax withholding or deduction as provided in Section 3.02(j) below, and any Share Certificate so surrendered shall forthwith be marked as cancelled. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(d)          Depositary. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs, after deducting any fees, including ADS cancellation fees, charges and expenses due to or incurred by the Depositary as provided in this Section 3.02(d), and any necessary tax withholding or deductions as provided in Section 3.02(j) below. The holders of ADSs shall bear any applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs, including applicable ADS cancellation fees, and any such fees, charges and expenses incurred by the Depositary shall be treated for all purposes of this Agreement as having been paid to the holders of ADSs.

(e)          Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Uncertificated Shares and the Per ADS Merger Consideration paid in respect of the ADSs, in each case, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares and the ADSs, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates or Uncertificated Shares outstanding immediately prior to the Effective Time and ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares and ADSs, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and except for the Excluded Shares, exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

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(f)          Dissenter’s Rights. No Person who has validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration or Per ADS Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to the exercise of any rights to dissent from the Merger or any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholder of the Company pursuant to Section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the Cayman Companies Law within 20 days of obtaining the Required Company Vote at the Company Shareholders’ Meeting.

(g)          Untraceable and Dissenting Shareholders. Remittances for the Applicable Merger Consideration shall not be sent to the holders of the Shares and ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as the case may be, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such Person either (a) has been sent to such person and has been returned undelivered or has not been cashed; or (b) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable; or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to holders of Dissenting Shares and shareholders of the Company who are untraceable shall be returned (without duplication of any amounts held by the Paying Agent) to the Surviving Company on demand, and shall be held by the Surviving Company without interest for the benefit of holders of Dissenting Shares and the holders of the Shares and ADSs who are untraceable. Dissenting Shareholders and holders of Shares and ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

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(h)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Company upon demand by the Surviving Company. Any holder of Shares (other than the Excluded Shares) and ADSs (other than ADSs representing the Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Company for payment of the Applicable Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates, if any, (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(i)), without any interest thereon.

(i)          Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent will issue a cheque to such Person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration, but subject to any required tax withholding or deduction as provided in Section 3.02(j) below.

(j)          Withholding Rights. Each of the Surviving Company, Parent, the Paying Agent and the Depositary shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Surviving Company, Parent, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares and ADSs to whom such amounts would otherwise have been paid.

(k)          No Liability. None of the Surviving Company, the Rollover Holders, Parent, the Sponsor, the Paying Agent, the Depositary, or any other Person shall be liable to any former holder of Shares (including Shares represented by ADSs) for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(l)          Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law, and the Per ADS Merger Consideration represents the fair value of ADSs for the purposes of Section 238(8) of the Cayman Companies Law.

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(m)          Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement, dated as of October 26, 2010 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended, the “Deposit Agreement”) in accordance with its terms. The Surviving Company shall pay all applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) in connection with the termination of the Deposit Agreement and the ADS program pursuant to the Side Letters.

(n)          No Further Dividends. No dividends or other distributions with respect to share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

Section 3.03         Treatment of Company Incentive Plans. At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions necessary to terminate all Company Incentive Plans and any relevant award agreements applicable to the Company Incentive Plans. The Company shall not grant any awards under the Company Incentive Plans and shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Surviving Company to any Person pursuant to or in settlement of any awards granted under the Company Incentive Plans.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, except (a) as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to such section of this Agreement to which it corresponds in number and any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, without independent inquiry); (b) other than with respect to Section 4.03(a) and Section 4.07(a), as disclosed in the Company SEC Reports filed prior to the date of this Agreement (and then (i) only to the extent reasonably apparent in the Company SEC Reports that such disclosed item is an event, item or occurrence that would otherwise constitute a breach of a representation or warranty set forth in this Article IV and (ii) other than in “risk factors” or any language in such filings that is cautionary, predictive or forward-looking); or (c) any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect which information is Known to Parent prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement that:

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Section 4.01         Organization and Qualification; Subsidiaries. (a) Each of the Company and each of its Key Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation and has the requisite corporate or similar power and authority and all necessary governmental approvals in all material respects, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries (other than its Key Subsidiaries and those set forth in Section 4.01(a) of the Company Disclosure Schedule) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(b)          A true and complete list of all the Subsidiaries of the Company, identifying the jurisdiction of incorporation or organization of each such Subsidiary, the percentage of the outstanding share capital or other equity interests of, or other interest in, each such Subsidiary owned or held by the Company and each of its other Subsidiaries is set forth in Section 4.01(b)(ii) of the Company Disclosure Schedule. Except as set forth in Section 4.01(b)(ii) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, or otherwise control any corporation, partnership, joint venture or other business association or entity.

Section 4.02         Memorandum and Articles of Association. The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 4.03         Capitalization. (a) The authorized share capital of the Company consists of 10,000,000,000 Shares of a nominal or par value of US$0.0001 each.  As of the date of this Agreement, 455,227,428 Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, restricted stock units, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital of the Company or any of its Subsidiaries. There are no outstanding restricted share units, options or share appreciation rights or any other awards granted under the Company Incentive Plans. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries.

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(b)          The Company has made available to Parent, accurate and complete copies of the Company Incentive Plans.

(c)          As of the date of this Agreement, the Company does not have any outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote. None of the Company or any Subsidiaries thereof are subject to any outstanding obligations requiring the registration of any equity securities thereof under any securities laws for sale of such equity securities.

(d)          All outstanding share capital of, or other equity interest in, each Subsidiary wholly owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable and (ii) owned by the Company or another of its wholly owned Subsidiaries free and clear of all Encumbrances (except for Encumbrances imposed by applicable Law). All outstanding share capital or other equity interest in each Subsidiary that is not wholly owned by the Company is (x) duly authorized, validly issued, fully paid and non-assessable and (y) directly or indirectly controlled by the Company, and the portion of the outstanding share capital or other equity interest in each such Subsidiary is owned by the relevant Group Company free and clear of all Encumbrances (except for Encumbrances imposed by applicable Law).

Section 4.04         Authority Relative to This Agreement; Vote Required. (a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Shareholder Approval and the filing of the Cayman Plan of Merger and related documents as required by the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the ”Bankruptcy and Equity Exception”).

(b)          The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) approved and declared advisable to enter into this Agreement, the Cayman Plan of Merger and the Transaction, including the Merger; (ii) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Holders); (iii) approved the execution, delivery and performance of this Agreement and the Cayman Plan of Merger and the consummation of the Transactions, including the Merger; and (iv) resolved to recommend the approval and adoption of this Agreement, the Cayman Plan of Merger and the Transactions including the Merger, and directed that this Agreement, the Cayman Plan of Merger and the Transactions, including the Merger, be submitted for approval and authorization, by the shareholders of the Company at the Company Shareholders’ Meeting.

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(c)          The only vote of the holders of any class or series of share capital of the Company necessary to approve and adopt this Agreement and the Merger is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting (the “Required Company Vote”).

Section 4.05         No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Company Shareholder Approval, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, deed of trust, contract, agreement or Company Permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective asset or property is bound or affected, except, with respect to clause (ii) to (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Other than filings and/or notices required for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) compliance with the rules and regulations of NASDAQ, and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no material notices, reports or other filings are required to be made by the Company with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions.

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(c)          The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company, as amended or supplemented from time to time and including any document incorporated by reference therein, shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it (and any amendment or supplement to it) is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to the statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.06         Permits; Compliance.

(a)          (i) The business of each of the Company and its Subsidiaries is, and has been, conducted in compliance in all material respects with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ in all material respects, (iii) each of the Company and its Subsidiaries is in possession of all material Company Permits necessary for the ownership, use, occupancy and operation of its assets and properties and the lawful conduct of its business as it is now being conducted, (iv) each of the Company and its Subsidiaries is in compliance in all material respects with the terms of such Company Permits, (v) all such material Company Permits are valid and in full force and effect, (vi) no suspension or cancellation of any of the material Company Permits is pending or, to the Knowledge of the Company, threatened and (vii) no such material Company Permit shall cease to be effective as a result of the Transactions.

(b)          None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary (each, a “Company Affiliate”) has violated any Anticorruption Law in any material respects.

Section 4.07         SEC Filings; Financial Statements. (a) The Company has filed, or furnished, as the case may be, all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since October 6, 2010 (the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder), and any rules and regulations promulgated thereunder applicable to the Company SEC Reports, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b)          Since September 18, 2014, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of its or its Subsidiaries’ Representatives, has received or otherwise been made aware of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since September 18, 2014, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(c)          The Company is in compliance, in all material respects, with the applicable provisions of the Sarbanes-Oxley Act of 2002. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements. Since December 31, 2014, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d)          Each of the consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents, or, in the case of Company SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(e)          The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to its chief executive officer and chief financial officer or other persons performing similar functions. Neither the Company, nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the management of the Company who has a significant role in the internal controls over financial reporting utilized by the Company.

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Section 4.08         No Undisclosed Liabilities. None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for liabilities or obligations (i) set forth, or for which reserves were adequately established, in the 2014 Balance Sheet included in the Company SEC Reports, (ii) incurred after December 31, 2014, in the ordinary course of business consistent with past practice, (iii) incurred in connection with the Transactions, or (iv) that do not exceed RMB5 million. The Company has provided to the Parent and Merger Sub a complete copy of the Depositary Agreement, including all the side letters (the “Side Letters”) entered into with the Depositary.

Section 4.09         Absence of Certain Changes or Events. Since December 31, 2014, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there has not been (A) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge, that has had or is reasonably likely to have a Company Material Adverse Effect, (B) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); (C) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries; (D) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes; (E) any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries; (F) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; (G) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or (H) any agreement to do any of the foregoing .

Section 4.10         Absence of Litigation. There is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that (i) the Company or any of its Subsidiaries would be held liable for more than US$200,000, (ii) prevents, materially delays or materially impedes, or if determined adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions, or (iii) if determined adversely against the Company, would reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 4.10 of the Company Disclosure Schedule, none of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is, in any material respects, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority.

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Section 4.11         Employee Benefit Plans. (a) All material benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide incentive compensation, retention payments, severance or fringe benefits maintained or contributed to by the Company or its Subsidiaries covering current Service Providers (the “Plans”) are listed in Section 4.11(a) of the Company Disclosure Schedule. There are no outstanding restricted shares, options or share appreciation rights or any other awards granted under the Plans. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former Service Provider under any of the Plans; (ii) increase any benefits otherwise payable under any of the Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(b)          There is no outstanding Order against the Plans that would have a Company Material Adverse Effect. Each document prepared in connection with a Plan complies with applicable Law in all material respects. Except as would not have a Company Material Adverse Effect, (i) each Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (ii) no circumstance, fact or event exists that could result in any default under or violation of any Plan, and no Action is pending or threatened with respect to any Plan.

(c)          No Plan is subject to Title IV of ERISA.

(d)          The Company is not obligated, pursuant to any of the Plans or otherwise, to grant any rights to acquire shares, whether in the form of options, unit awards, or otherwise to any Service Provider after the date hereof. The Company does not have any obligation to gross-up, indemnify or otherwise reimburse any person for any income, excise or other tax incurred by such person pursuant to any applicable federal, state, local or non-U.S. Law resulting from the execution and delivery of this Agreement or the consummation of the Transactions by the Company.

Section 4.12         Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining, trade union or works council agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of the Company any of its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority or any current union representation questions involving employees of the Company or any of its Subsidiaries. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

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(b)          Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours and the payment and withholding of Taxes.

Section 4.13         Real Property; Title to Assets. (a) Section 4.13(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”). Each of the Company and its Subsidiaries has good and marketable title to each parcel of all of the Owned Real Property material for their operations, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)          The Company has made available to Parent true, correct and complete copies of all leases, subleases and other agreements (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (collectively, the “Real Property Leases”) with respect to all of the real property in which the Company or any of its Subsidiaries holds leasehold or subleasehold estates or other rights to use or occupy and that is material to the business of the Company or any of its Key Subsidiaries as currently conducted (the “Leased Real Property”). Each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property material for their operations, free and clear of all Encumbrances, except Permitted Encumbrances.

(c)          As of the date of this Agreement, all rent and other sums and charges payable by the Company or its Subsidiaries as tenants under each Real Property Lease material for their operations are current, no termination event (except for termination upon expiry of its current term) or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s Knowledge, the landlord, exists under any Real Property Lease and no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)          The Owned Real Property and the Leased Real Property (collectively, the “Company Real Property”) comprise all of the real property used or intended to be used in and that is material to, the business of the Company and its Key Subsidiaries as currently conducted as of the date hereof.

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(e)          The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) material forthe business of the Company and its Subsidiaries as of the date hereof, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.14         Intellectual Property. (a) Section 4.14(a) of the Company Disclosure Schedule sets forth a list of all Intellectual Property owned by the Company or any of its Subsidiaries (collectively, the “Owned Intellectual Property”) that is material to the business of the Company or any of its Key Subsidiaries as currently conducted in the form of (i) issued patents and pending patent applications, (ii) registrations of Trademarks and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) internet domain name registrations.

(b)          (i) The Company or one of the Company’s Subsidiaries exclusively owns all right, title and interest in and to the Owned Intellectual Property (except for such Owned Intellectual Property in the form of applications for registration), free and clear of all Encumbrances, except Permitted Encumbrances, and (ii) the Company and its Subsidiaries have valid and enforceable rights to use all other Intellectual Property material to the conduct of the business of the Company and its Subsidiaries as it is currently conducted, free and clear of all Encumbrances except Permitted Encumbrances (together with the Owned Intellectual Property, the “Company Intellectual Property”).

(c)          (i) Neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business currently conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property; (ii) neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries since September 18, 2014 infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any Person in any material respects; provided that, this representation shall be subject to the Knowledge of the Company with respect to patent rights of any Person; and (iii) to the Knowledge of the Company, no third party is currently infringing, diluting or misappropriating any Owned Intellectual Property in any material respects .

(d)          (i) To the Knowledge of the Company, all of the Company Intellectual Property is valid and enforceable; (ii) there are no pending or, to the Knowledge of the Company, threatened, Actions by any Person against the Company or any of its Subsidiaries challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property material for the business it currently conducts; (iii) to the Knowledge of the Company, no loss or expiration of any of the Company Intellectual Property that is material to the business of the Company or any of its Subsidiaries as currently conducted is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms.

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(e)          The Company and each Subsidiary of the Company own all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary of the Company, and all current or former employees, consultants, or contractors who have participated in the creation or development of any such material Intellectual Property, have executed and delivered to the Company or such Subsidiary of the Company a valid and enforceable agreement (i) providing for the non-disclosure by such Person of confidential information and (ii) providing for the assignment by such Person to the Company or such Subsidiary of the Company of any Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company. To the Knowledge of the Company, none of such agreements have been breached in any material respects.

(f)          The Company and its Subsidiaries have taken all commercially reasonable actions to maintain and protect each material item of Intellectual Property that they own as of the date hereof.

(g)          The IT Assets of the Company and its Subsidiaries are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of the Company and its Subsidiaries. The Company and the Subsidiaries of the Company have implemented commercially reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

Section 4.15         Taxes. (a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct, and complete in all material respects.

(b)          All material Taxes of the Company and its Subsidiaries that are due and payable (whether or not shown on any Tax Return) have been timely paid. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since January 1, 2012 other than in the ordinary course of business consistent with past practice. There are no material Tax liens on the assets of the Company or any of its Subsidiaries other than for (i) Taxes not yet due and payable and (ii) Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c)          Each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d)          Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or agreed to any outstanding extension of the period, for the assessment or collection of any material Tax and, to the Knowledge of the Company, there has been no written request by a Governmental Authority to execute such a waiver or extension. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified in writing of any request for, or, to the Knowledge of the Company, threat of, such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

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(e)          Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authority. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have adversely affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened. The Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 4.16         Environmental Matters. (a) None of the Company nor any of its Subsidiaries has violated or is in violation of any Environmental Law in any material respects; (b) none of the properties owned or operated by the Company or any of its Subsidiaries (including soils and surface and ground waters) are contaminated with any Hazardous Substance in a manner that would reasonably be expected to require material remediation or other material action pursuant to any Environmental Law; (c) none of the Company or any of its Subsidiaries or any of their material assets is subject to any Order with respect to any Remedial Action; (d) each of the Company and its Subsidiaries has all material Environmental Permits required for their establishment and operation; and (e) each of the Company and its Subsidiaries has always been and is in compliance with its Environmental Permits in all material respects. As used herein, (x) the term “Environmental Permits” means all material permits, licenses and other authorizations currently required under any Environmental Law and (y) the term “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

Section 4.17         Material Contracts. (a) For the purpose of this Agreement, “Material Contracts” shall mean:

(i)          any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F;

(ii)         any Contract that is relating to the purchase or sale of any Shares or other securities of the Company or any of the Company’s Subsidiaries;

(iii)        any Contract that has an outstanding amount payable or receivable by the Company or any of its Subsidiaries, or relating to Indebtedness, in each case, in excess of US$1 million individually or US$1 million in aggregate in any calendar year and other than intercompany contracts;

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(iv)         any Contract granting a right of first refusal, first offer or first negotiation;

(v)          any Contract that is a joint venture contract, partnership arrangement or any other agreement outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party with a contractual value more than US$2 million as set forth therein;

(vi)         any Contract that limits, or purports to limit, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or entity or in any geographic area or during any period of time;

(vii)        any Contract that has not yet consummated, for the acquisition or disposition, directly or indirectly (including by merger, consolidation, combination or amalgamation) of assets (other than assets purchased pursuant to capital expenditures) or share capital or other equity interests of another Person for aggregate consideration in excess of US$2 million;

(viii)      any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than US$500,000 in any one year, other than any such Contract entered into during the ordinary course of business and on arm’s length basis;

(ix)         any Contract that is between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(x)          any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(xi)         the Contracts filed as exhibits to the Company SEC Reports; and

(xii)        any other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and its Subsidiaries taken as a whole, or the conduct of their respective businesses as currently conducted, or the absence of which would have a Company Material Adverse Effect.

(b)          (i) Each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, in any material respects, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, in any material respects, any Material Contract; and (iii) to the Knowledge of the Company, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

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Section 4.18         Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business currently conducted, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, all such policies, programs and arrangements are in full force and effect and are of the type and in amounts customarily carried by Persons conducting businesses similar to the Company in the PRC. The Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary to conduct its business as now conducted. To the Knowledge of the Company, (X) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies; and (Y) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 4.19         Suppliers. Section 4.19 of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten largest suppliers or vendors to the Company and its Subsidiaries (based on purchases from January 1, 2013 through the date of this Agreement). The Company has not received, as of the date of this Agreement, any notice from any such supplier or vendor that such supplier or vendor intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or its relevant Subsidiary and, to the Company’s Knowledge, no such supplier or vendor intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or its relevant Subsidiary.

Section 4.20         Interested Party Transactions. No director, officer or other Affiliate of the Company or any of its Subsidiaries (other than any such director, officer or other Affiliate who is any Consortium Member or any Affiliate of any Consortium Member) has or, since September 18, 2014, has had, directly or indirectly, (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell; or (b) an economic interest in any Person that purchases from, or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services. No director, officer or other Affiliate of the Company or any of its Subsidiaries has, or, since September 18, 2014, has had, directly or indirectly any material contractual or other arrangement with the Company or any of its Subsidiaries other than those entered into in the ordinary course of business and on arms-length basis; provided, however, that ownership of no more than three percent of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 4.20. The Company and its Subsidiaries have not, since September 18, 2014, except for such loans extended or renewed in connection with any variable interest entities, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

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Section 4.21         Opinion of Financial Advisor. The Company has received the written opinion of HOULIHAN LOKEY (CHINA) LIMITED (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received in the Merger by holders of Shares and ADS, as applicable (other than holders of the Excluded Shares and the Dissenting Shares), is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub or any of their respective Affiliates or Representatives.

Section 4.22         Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a correct and complete copy of all agreements between the Company and the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.23         Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 4.24         No Additional Representations. Except for the representations and warranties made by the Company in Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

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Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01         Corporate Organization. Each of Parent and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and each of Parent and Merger Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 5.02         Certificate of Incorporation and Bylaws. The certificate of incorporation and memorandum and articles of association of each of Parent and the Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or memorandum and articles of association. Parent has heretofore furnished to the Company (i) complete and correct copies of certificate of incorporation and memorandum and articles of association of each of Parent and Merger Sub, each as amended to date, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

Section 5.03         Capitalization. (a) As of the date of this Agreement, the authorized share capital of Parent consists of 50,000 Parent Ordinary Shares. As of the date of this Agreement, 50,000 Parent Ordinary Shares are issued and outstanding, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in the Support Agreement, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

(b)          The authorized share capital of Merger Sub is US$50,000 divided into 50,000 shares of a par value of US$1.00 each, one of which is issued and outstanding, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and is owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Encumbrances except where failure to own such share capital free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04         Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Cayman Plan of Merger and the related documents as required by the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(b)          The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement, the Cayman Plan of Merger and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all corporate actions required to be taken by the Parent Board, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub for the consummation of the Transactions.

Section 5.05         No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (ii) a breach or violation of, assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, (iii) a default under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or an acceleration of Parent’s or Merger Sub’s obligations under any such Contract, or (iv) the creation of any Encumbrance on any properties or assets of Parent or Merger Sub, except, in the case of clause (iii) or clause (iv), for any such default, acceleration or creation as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(b)          Other than (i) the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC); (ii) compliance with the rules and regulations of NASDAQ, and (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

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Section 5.06         Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.

Section 5.07         Operations of Parent and Merger Sub. Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions (including the contribution of the Rollover Shares), and each of Parent and Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.

Section 5.08         Available Funds and Financing. Parent has delivered to the Company a true and complete copy of an executed equity commitment letter (the “Equity Commitment Letter”) from 北京信中利投资股份有限公司, a company organized and existing under the laws of the PRC (the “Sponsor”), pursuant to which the Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Parent (the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary with respect to the provisions therein. The proceeds of the Financing shall be used to finance the consummation of the Transactions, including the Merger. Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any related Expenses required to be paid by Parent and Merger Sub in connection with the consummation of the Merger and the other Transactions. The Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and the Sponsor. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or any other parties thereto, under the Equity Commitment Letter. The Equity Commitment Letter has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Equity Commitment Letter have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. There are no side letters or other oral or written contracts, agreements, arrangements or understanding related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter. Between the date hereof and the Effective Time, Parent and Merger Sub will not need to enter into any new agreements and arrangements with unaffiliated third parties with respect to the provision of financing or funds in order to satisfy their obligations in this Agreement. For the avoidance of doubt, it is not a condition to Closing under this Agreement or to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing.

Section 5.09         Guarantee. Parent has delivered to the Company a duly executed Limited Guarantee with respect to matters on the terms specified therein. The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

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Section 5.10         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11         Ownership of Company Shares. As of the date hereof, other than the Rollover Shares which will be cancelled at the Effective Time in accordance with the Support Agreement, none of Parent, Merger Sub, the Sponsor, Rollover Holders or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 5.12         Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the Transactions, including the Financing, the payment of the Per Share Merger Consideration and the Per ADS Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 5.13         Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

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Section 5.14         Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. As of the date hereof, other than the Buyer Group Contracts and any documents or agreements solely with respect to the shareholder arrangements of Parent (or any shareholder (or equity holder) of Parent), there are (a) no side letters or other Contracts (whether oral or written) relating to Transactions between two or more of the following persons: Rollover Holders, Parent, Merger Sub, Guarantor or any of their respective Affiliates (other than any side letter or other Contract among any one or more of the foregoing solely relating to Parent or the Surviving Corporation taking effect following the Effective Time) and (b) no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company (other than the Rollover Holders) would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

Section 5.15         Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting and (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company and its Subsidiaries, for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 5.16         Vote/Approval Required. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement, the Plan of Merger or the Transactions, including the Merger. The vote or consent of Parent, as the sole shareholder of Merger Sub (which has occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger.

Section 5.17         Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

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Section 5.18         No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01         Conduct of Business by the Company Pending the Merger. (a) The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, except (i) as set forth in Section 6.01 of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and the Company and each of its Subsidiaries shall use their reasonable best efforts to (A) preserve substantially intact their existing assets, (B) preserve substantially intact their business organization, (C) keep available the services of their current officers, employees and consultants, (D) maintain and preserve intact their current relationships with customers, suppliers, distributors, creditors and other Persons with which the Company or any of its Subsidiaries has significant business relations and (E) comply in all material respects with applicable Law.

(b)          By way of amplification and not limitation, except as set forth in Section 6.01 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, to:

(i)          amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

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(ii)         adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(iii)        alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries;

(iv)         (A) issue, sell, pledge, terminate or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of an Encumbrance on, any share capital or other ownership interests, of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries;

(v)          (A) sell, pledge or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of an Encumbrance on, any material assets of the Company or any of its Subsidiaries having a current value in excess of US$1 million, except in the ordinary course of business and in a manner consistent with past practice;

(vi)         declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(vii)        adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital;

(viii)      (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than those with a value or purchase price not in excess of US$1 million in any transaction or a related series of transactions; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness incurred in the ordinary course of business and in an amount not to exceed US$2 million in the aggregate, including any short-term borrowings to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1 million or capital expenditures which are, in the aggregate, in excess of US$1 million for the Company and its Subsidiaries taken as a whole; or (D) enter into or amend any Contract with respect to any matter set forth in this Section 6.01(b)(viii);

(ix)         create any new Subsidiary;

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(x)          engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xi)         make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xii)        revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;

(xiii)      waive the benefits of, or agree to modify in any manner, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries;

(xiv)        commence or settle any Action, other than settlements (A) in the ordinary course of business and consistent with past practice and (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$200,000;

(xv)         enter into, amend, modify or consent to the termination of any Material Contract, or enter into, amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xvi)        make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xvii)      (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the material Company Intellectual Property; (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any material Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice; (C) develop, create or invent any Intellectual Property jointly with any third party, except under existing arrangements that have been disclosed to Parent; (D) disclose or allow to be disclosed any confidential information or confidential Company Intellectual Property to any Person, other than employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, except under existing arrangements that have been disclosed to Parent; or (E) fail to notify Parent promptly of any infringement, misappropriation or other violation of or conflict with any material Company Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to consult with Parent regarding the actions (if any) to take to protect such Company Intellectual Property;

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(xviii)     except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company or any of its Subsidiaries with an annual base salary in excess of US$200,000, (B) grant or provide any severance or termination payments or benefits to Service Providers in an amount in excess of US$200,000 in the aggregate, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to by an amount in excess of US$1 million, or make any new equity awards to Service Providers in the aggregate, (D) establish, adopt, amend or terminate any Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Plan, to the extent not already required in any such Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(xix)        terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(xx)         fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xxi)        agree, authorize, commit, announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

(c)          In addition, between the date of this Agreement and the Effective Time, the Company and its Subsidiaries shall (i) prepare and timely file all Tax Returns required to be filed in all material respects, (ii) timely pay all Taxes shown to be due and payable on such Tax Returns in all material respects, and (iii) promptly notify Parent of any notice of any material suit, claim, action, investigation, audit or proceeding in respect of any Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters).

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Section 6.02         Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03         No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01         Preparation of Proxy Statement and Schedule 13E-3. (a) As soon as reasonably practicable following the date hereof and in any event no later than fifteen (15) Business Days after the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be filed with the SEC and mailed to the shareholders of the Company pursuant to Section 7.01(c). Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. Neither the Proxy Statement, nor any amendment or supplement thereto, or any other materials used in connection with the Company Shareholders’ Meeting shall be filed or disseminated without providing Parent a reasonable opportunity to review and comment thereon and the Company shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law; provided, however, nothing in this Section 7.01(a) shall limit or preclude the Company Board to effect a Change in the Company Recommendation in accordance with the terms of Section 7.03(d) or Section 7.03(e); provided, further, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

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(b)          Concurrently with the preparation and filing of the Proxy Statement, Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (the “Schedule 13E-3”). Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to promptly provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC and Company shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(c)          As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall mail the Proxy Statement and all other proxy materials to the holders of the Shares and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d)          Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation or an Alternative Acquisition Agreement, the Company shall not be required to provide Parent or Merger Sub (i) the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or any amendment or supplement thereto, (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure, or (iii) any notification with respect to any of the foregoing.

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Section 7.02         Company Shareholders’ Meeting. (a) Subject to Section 9.01, as promptly as practicable, but in any event, no later than ten (10) calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall take all lawful action to call, give notice of, and convene the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval. As soon as reasonably practicable, but no later than the thirtieth calendar day after the date on which the notice of the Company Shareholders’ Meeting is issued, the Company shall hold such Company Shareholders’ Meeting in accordance with its memorandum and articles of association; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Shareholders’ Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); (ii) if at the time the Company Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting. Parent may request once that the Company adjourn or postpone the Company Shareholders’ Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (x) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Company Shareholder Approval or (y) in order to allow reasonable additional time for (1) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (2) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting, in which event the Company shall, in each case, cause the Company Shareholders’ Meeting to be postponed or adjourned in accordance with Parent’s request.

(b)          The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders’ Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law, the memorandum and articles of association of the Company. In the event that the date of the Company Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does notestablish a new Record Date for the Company Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.

(c)          Subject to Section 7.03, the Company Board shall make the Company Recommendation and shall take all lawful actions to solicit the Company Shareholder Approval. In the event that subsequent to the date hereof, the Company Board authorizes the Company to terminate this Agreement pursuant to Section 9.01(b) or Section 9.01(c), the Company shall not be required to convene the Company Shareholders’ Meeting and submit this Agreement to the holders of the Shares for approval. Upon request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

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Section 7.03         Competing Transaction.

(a)          Except as provided in Section 7.03(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company agrees that neither it nor any of its Subsidiaries nor any of their respective Representatives will, and that it will cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or knowingly take any other action to facilitate, any inquiries or the making of any proposal or offer (including without limitation any proposal or offer to the Company’s shareholders) with respect to, or that may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any Subsidiary to, any Person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, or that requires the Company to abandon this Agreement or the Merger (other than any Acceptable Confidentiality Agreement), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes (and the Company shall promptly take all actions reasonably necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute), or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the execution of this Agreement by the Company, any of its Subsidiaries or any of their Representatives with respect to a Competing Transaction. The Company shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of share or assets or otherwise) the Company or any of its Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(b)          The Company shall notify Parent as promptly as practicable (and in any event within 48 hours after the Company attains knowledge thereof), orally and in writing, after the receipt by the Company, any of its Subsidiaries or any of their respective Representatives of any proposal or offer (or any amendment thereto) with respect to a Competing Transaction. Such notice shall indicate the identity of the Person making such proposal or offer and the material terms and conditions of such proposal or offer, accompanied by, if applicable, copies of any written materials received by the Company in connection with any of the foregoing. The Company agrees that it shall keep Parent informed, on a reasonably prompt basis (at least within 48 hours of occurrence of any material changes, developments, discussions or negotiations), of the status and material details of (including discussions with respect to or amendments or proposed amendments to) any such proposal or offer.

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(c)          Notwithstanding anything to the contrary in Section 7.03(a), at any time prior to the receipt of the Company Shareholder Approval, the Company may, subject to compliance with this Section 7.03(c) and acting under the direction of the Special Committee, furnish information to, and enter into discussions or negotiations with, a Person who has made an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of this Section 7.03(a), if, prior to furnishing such information and entering into such discussions, the Company Board has (i) determined, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) that (A) such proposal or offer constitutes, or would reasonably be expected to lead to, a Superior Proposal and (B) the failure to furnish such information to, or enter into such discussions with, the Person who made such proposal or offer would violate the Company Board’s fiduciary duties to the Company and its shareholders under applicable Law, (ii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person at least three (3) Business Days prior to taking any such action, and (iii) obtained from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, immediately upon its execution, delivered to Parent a copy of such Acceptable Confidentiality Agreement; provided, that the Company shall promptly make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(d)          Except as set forth in this Section 7.03(d) or Section 7.03(e), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub or the Company Recommendation with respect to the Merger, or (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction (any action described in clauses (A) or (B), a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (an “Alternative Acquisition Agreement”). Notwithstanding the foregoing, if at any time prior to the receipt of the Company Shareholder Approval, the Company has received an unsolicited, written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from any breach of this Section 7.03, that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) determines, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) constitutes, or would reasonably be expected to lead to, a Superior Proposal, the Company Board (upon recommendation of the Special Committee) may, with respect to such Superior Proposal, make a Change in the Company Recommendation and/or authorize the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board shall not be entitled to exercise its right to make a Change in the Company Recommendation or to authorize the Company to enter into an Alternative Acquisition Agreement pursuant to this Section 7.03(d) unless:

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(1) the Company Board (upon recommendation of the Special Committee) determines in its good faith judgment (after having received the advice of its financial advisor and outside legal counsel), that the failure to do so would violate its fiduciary duties to the Company and its shareholders under applicable Law;

(2) prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement, the Company has provided written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal promptly after the Company Board determines it has received a Superior Proposal, stating that the Company Board intends to make a Change in the Company Recommendation and the manner in which it intends to do so, specifying the information required to be included in any notice required to be delivered to Parent under Section 7.03(b) and including written evidence of the determination of the Company Board that the Company has received a Superior Proposal; and

(3) Parent does not, within five (5) Business Days of receipt of the Notice of Superior Proposal (the “Notice Period”), make an offer or proposal to revise the terms of this Agreement (any such offer, a “Revised Transaction Proposal”) in a manner that the Company Board determines in its good faith judgment, after having received the advice of its financial advisor and outside legal counsel, to be at least as favorable to the Company’s shareholders (other than the holders of the Excluded Shares) as such Superior Proposal; provided, however, that during the Notice Period the Company shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any Revised Transaction Proposal; provided, further, that any amendment to the terms of such Superior Proposal during the Notice Period shall require a new written notice of the terms of such amended Superior Proposal from the Company and an additional Notice Period that satisfies this Section 7.03(d)(3).

(e)          Notwithstanding anything in this Section 7.03 to the contrary, prior to obtaining the Company Shareholder Approval, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after having received the advice of its financial advisor and outside legal counsel), other than in response to or in connection with a Competing Transaction, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation; provided, that the Company has provided Parent at least five (5) Business Days’ prior written notice indicating that the Company Board intends to effect a Change in the Company Recommendation. Notwithstanding that the Company Board shall have effected a Change in Company Recommendation pursuant to this Section 7.03(e), upon Parent’s written request, the Company shall convene Company Shareholders’ Meeting promptly and submit this Agreement to the holders of the Shares to obtain the Company Shareholder Approval at a duly convened Company Shareholders’ Meeting, in each case in accordance with the terms and conditions hereof.

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(f)          Nothing contained in this Section 7.03 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to a Competing Transaction; provided, however, that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.01(d) (it being understood that a statement by the Company that describes the Company’s receipt of a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change in the Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

Section 7.04         Access to Information; Confidentiality. (a) Except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any of its Subsidiaries is subject (provided, that the Company shall use its reasonable best efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms and the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives access, at reasonable times upon prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; (ii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request, provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would (A) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, (B) violate any Contract entered into prior to the date of this Agreement, Law or Order, or (C) give a third party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement; provided, in each case of (A), (B) and (C), that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation or third party right; and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company or its Subsidiaries.

(b)          All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives, except for any such Representative who is not one of Parent’s or its Affiliates’ directors, members, partners, officers or employees and who has agreed to be bound by the confidentiality and use terms of the Confidentiality Agreement (and any other terms which are applicable to such Representative).

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(c)          No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05         Directors’ and Officers’ Indemnification and Insurance. (a) The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of the indemnified parties thereunder. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”), a true and complete copy of such agreements entered into prior to the date of this Agreement has been provided by the Company to Parent prior to the date hereof. The Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)          From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (X) the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions; and (Y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

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(c)          The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may at its option purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.05(c) shall terminate.

(d)          If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Company, as the case may be, that are set forth under this Section 7.05 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)          The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f)          The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to or in substitution for any such claims under any such policies.

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Section 7.06         Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares of the Company to be de-listed from NASDAQ and the Company de-registered under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.07         Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall each use its reasonable best efforts to consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, a Competing Transaction, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03); provided, however, that this Section 7.07 shall terminate upon a Change in the Company Recommendation.

Section 7.08         Notification of Certain Matters. (a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the discovery of any fact or circumstance, or the occurrence, or non-occurrence, of any event which could reasonably be expected to cause any of their respective representations or warranties contained in this Agreement to become untrue or inaccurate in any material respect or to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not (A) be deemed to cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof, or non-compliance with, any other provision of this Agreement, or (B) limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to this Section 7.08 which does not adversely prejudice the rights of the parties to whom such notice should be delivered shall not constitute a failure of a condition to the Merger set forth in Article VIII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

(b)          The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any Action commenced or, to each of their respective Knowledge, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article IV or Article V, as applicable, or which relates to the consummation of the Transactions.

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Section 7.09         Reasonable Best Efforts; Further Action. (a) Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to contracts with the Company and the Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders.

(b)          Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.10         Expenses. In the event that the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

Section 7.11         Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

Section 7.12         Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.13         Participation in Litigations. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company and Parent shall give each other reasonable opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement or the Transactions, and no such litigation shall be settled without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

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Section 7.14         Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 7.15         Financing. Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to (i) obtain the Financing on the terms and conditions described in the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letter applicable to Parent, and/or Merger Sub that are within its control, (iv) seek to enforce its rights under the Equity Commitment Letter, and (v) consummate the Financing at or prior to the Effective Time.

Section 7.16         No Amendment to Buyer Group Contracts. Parent and Merger Sub shall not, and shall cause its respective Affiliates not to (a) amend, modify, withdraw, waive or terminate any Buyer Group Contract, or (b) enter into or modify any other Contract directly relating to the Transactions (excluding any Contract solely relating to Parent or the Surviving Corporation taking effect following the Effective Time), in each case, without the prior written consent of the Special Committee (acting on behalf of the Company), if such amendment, modification, withdrawal, waiver or termination of any Buyer Group Contract or such other Contract including any modification thereto (each, an “Amendment to Buyer Group Contract”) would be reasonably expected to prevent, materially delay, materially impede or impair the consummation of the Merger, provided that Parent and Merger Sub shall, prior to its and/or its Affiliate’s entering into such Amendment to Buyer Group Contract, notify the Special Committee (acting on behalf of the Company) in writing, which notice shall be accompanied by a true and complete copy of such Amendment to Buyer Group Contract.

Section 7.17         Actions Taken at Direction of Parent or the Rollover Holders. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV and Article VI hereof, if the alleged breach is the proximate result of action or inaction by the Company at the direction of Parent or the Rollover Holders.

Article VIII

CONDITIONS TO THE MERGER

Section 8.01         Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following conditions:

(a)          Shareholder Approval. The Company Shareholder Approval shall have been obtained.

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(b)          No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

Section 8.02         Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.03(a), Section 4.03(c), Section 4.03(d)(solely in respect of Key Subsidiaries), Section 4.04 and Section 4.22 of this Agreement (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all respects (except for de minimus inaccuracies) and (ii) each of the other representations and warranties of the Company contained in this Agreement (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          No Material Adverse Effect. Since the date hereof, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03         Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the other Transactions are subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein), in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the impair the ability of Parent and Merger Sub to consummate the Merger.

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(b)          Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04         Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the non-satisfaction of any condition set forth in Article VIII to be satisfied if such non-satisfaction was caused by such party’s failure to comply with this Agreement and consummate the Transactions.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01         Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)          by mutual written consent of Parent and the Company (upon the approval of the Special Committee); or

(b)          by either Parent or the Company if:

(i)          the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date; or

(ii)         any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, if the issuance of such final, non-appealable Restraint; or

(iii)        the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or any adjournment thereof; or

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(c)          by the Company:

(i)          upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied prior to the End Date and such breach would not be curable, or if capable of being cured, has not been cured within the earlier of (x) thirty (30) calendar days of the receipt by Parent of written notice thereof from the Company of such breach and (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 8.02 not being satisfied; or

(ii)         if (x) all of the conditions to closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), and (y) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 2.02; provided, that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing during such period; or

(iii)        at any time prior to obtaining the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(d), provided that within five (5) Business Days after such termination, the Company pays the Termination Fee payable pursuant to Section 9.03(a); or

(iv)        the Company Board (or the Special Committee) shall have made a Change in the Company Recommendation with respect to a Superior Proposal in accordance with Section 7.03(d), provided that within five (5) Business Days after such termination, the Company pays the Termination Fee payable pursuant to Section 9.03(a);

(d)          by Parent:

(i)          upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, has not been cured within the earlier of (x) thirty (30) calendar days following receipt of written notice by the Company from Parent of such breach and (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 8.03 not being satisfied; or

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(ii)         if the Company Board or any committee thereof shall have effected a Change in the Company Recommendation; or

(iii)        if the Company Board shall have (v) failed to include the Company Recommendation in the Proxy Statement; (w) failed to publicly reaffirm the Company Recommendation within three Business Days after Parent so requests in writing; (x) recommended to the shareholders of the Company a Competing Transaction; or (y) failed to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction; or (z) entered into any letter of intent, memorandum of understanding or other document or Contract relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03(c)); or

(iv)        if the Company shall have failed to hold the Company Shareholders’ Meeting in accordance with Section 7.02, and failed to remedy such breach within thirty (30) calendar days following receipt of the written request by Parent; or

(v)         if the Company shall have failed to comply with the no-shop undertakings set forth under Section 7.03(a) in any material respect, and failed to remedy such breach within thirty (30) calendar days following receipt of the written request by Parent.

Section 9.02         Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and Article X which shall remain in full force and effect and (b) nothing in this Section 9.02 or Section 9.03 shall relieve any party from liability for fraud committed prior to such termination or for any intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that the Confidentiality Agreement and the terms of Section 7.04(b), and Section 9.03 shall survive any termination of this Agreement.

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Section 9.03         Termination Fees and Expenses. (a) The Company agrees that

(i)           in the event this Agreement is terminated by Parent pursuant to Section 9.01(d), or by the Company pursuant to Section 9.01(c)(iii) or Section 9.01(c)(iv), the Company shall pay the Termination Fee to Parent or its designee, but in any event within five (5) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent or its designee (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion); or

(ii)         in the event that (x) this Agreement is terminated by either Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii) and (y) within twelve (12) months after such termination, the Company consummates a Competing Transaction or enters into a definitive agreement for a Competing Transaction (provided that for purposes of this Section 9.03(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), the Company shall pay the Termination Fee to Parent or its designee by wire transfer of same day funds to one or more accounts designated by Parent or its designee within five (5) Business Days following the consummation of such Competing Transactionor the entry by the Company into such definitive agreement for such Competing Transaction; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b)          Parent agrees that in the event that this Agreement is terminated by the Company pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), then Parent shall promptly, but in no event later than five(5) Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c)          Except as set forth in this Section 9.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d)          The Company and Parent acknowledge that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.03 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.03, the Parties would not have entered into this Agreement. In the event that any party shall fail to pay the Termination Fee or Parent Termination Fee when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

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Section 9.04         Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or, in the case of the Company, the Special Committee) at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made if such amendment is required under applicable Law or in accordance with the rules of NASDAQ to be further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05         Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X

GENERAL PROVISIONS

Section 10.01         Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.05, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02         Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

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if to Parent or Merger Sub:

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

Telephone: 010-85550508

Fax: 010-85550509

with a copy to (which alone shall not constitute notice):

Fang Xue

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

if to the Company:

Ingrid Wang

Mecox Lane Limited

3F, Qilai Building, 889 Yi Shan Road, Shanghai

Tel: +86 21 31081111-8330

Fax: +86 21 31081111-8999

with a copy to:

Peter Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, P.R.C.
Tel: +86 10 6535 5599
Fax: +86 10 6535 5577

Section 10.03         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

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Section 10.04         Entire Agreement; Assignment. This Agreement (including the exhibits and schedules hereto and the Company Disclosure Schedule), the Limited Guarantee, the Equity Commitment Letter, the Support Agreements and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights and obligations under this Agreement to any Affiliate of Parent; provided, that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations.

Section 10.05         Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

Section 10.06         Limitations on Liabilities; Remedies. (a) Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fails to effect the Closing when required by Section 2.02 for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, subject to Section 10.06(c), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.03(b) and the guarantee of such obligations pursuant to the Limited Guarantee, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, its Subsidiaries and all members of the Company Group (as defined below) against (A) Parent or Merger Sub, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent or Merger Sub, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses A – D, collectively, the ”Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 9.03(b) and the amount payable pursuant to Section 9.03(d) and in no event shall any of the Company, its Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates or Representatives (collectively, the ”Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 9.03(b) and Section 9.03(d).

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(b)          Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, subject to Section 10.06(c), Parent’s right to terminate this Agreement and receive the Termination Fee pursuant to Section 9.03(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, if Parent seeks monetary damages against the Company Group, neither the Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Termination Fee pursuant to Section 9.03(a) and the amount payable pursuant to Section 9.03(d) and in no event shall any of the members of the Parent Group seek, or permit to be sought, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.03(a) and Section 9.03(d).

(c)          Notwithstanding anything to the contrary in this Agreement, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by a party in accordance with their specific terms or were otherwise breached by such party. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Until such time as the Company pays the Termination Fee or Parent pays the Parent Termination Fee, as the case may be, the remedies available to each party pursuant to this Section 10.06(c) shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee under Section 9.03(a) or the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 9.03(b). Notwithstanding anything in this Agreement to the contrary, (A) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (x) Parent Termination Fee, and (y) any amount payable by Parent pursuant to Section 9.03(d), and (B) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (A) the Termination Fee and (B) any amount payable by the Company pursuant to Section 9.03(d).

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Section 10.07         Governing Law; Dispute Resolution. (a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, including the duties of the board of directors, internal corporate affairs of the Merger Sub and the Company, the Merger and the exercise of dissenter’s right with respect to the Merger, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)          Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, who shall be qualified to practice law in the State of New York, the United States of America. Each party to the Dispute shall select one arbitrator, and the HKIAC Council shall select the third arbitrator, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 10.08         Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MINAT ASSOCIATED CO., LTD.

By	/s/ Dan Chen
Name: Dan Chen
Title: Director

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINAEQUITY ALLIANCE VICTORY CO., LTD.

By	/s/ Xu Wang
Name: Xu Wang
Title: Director

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Mecox lane limited

By	/s/ Xiaohua Li
Name: Xiaohua Li
Title: Director

[Signature Page to Merger Agreement]

Appendix 1

Plan of Merger

[Signature Page to Merger Agreement]

Annex B

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date].

BETWEEN

(1)         ChinaEquity Alliance Victory Co., Ltd., an exempted company incorporated under the Laws of the Cayman Islands on 4 March 2015, with its registered office situated at the offices of Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (“Merging Company”); and

(2)         Mecox Lane Limited, an exempted company incorporated under the Laws of the Cayman Islands on 28 May 1996, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

WHEREAS

(a)          Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [date] between the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2013 Revision) of the Cayman Islands (as consolidated and revised) (the “Companies Law”), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)          This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)          Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.          The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING CORPORATION

2.          The surviving company (as defined in the Companies Law) is the Surviving Company, which shall be named Mecox Lane Limited.

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REGISTERED OFFICE

3.          The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.          Immediately prior to the Effective Time (as defined below) the authorized share capital of Merging Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each, of which one ordinary share was issued fully paid.

5.          Immediately prior to the Effective Time the authorized share capital of the Company was US$1,000,000 divided into 10,000,000,000 ordinary shares with a par value of US$0.0001 each, of which [455,227,428] ordinary shares were issued fully paid.

6.          The authorized share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each.

7.          At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)          Each ordinary share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid ordinary share with a par value of US$0.0001 each in the share capital of the Surviving Company.

(b)          Each ordinary share in the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive US$0.114 in cash per share without interest.

(c)          Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)          Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled and ceased to exist following payment of their fair value in accordance with section 238 of the Companies Law.

8.          At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

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EFFECTIVE TIME

9.          The effective date of the Merger, being the date on which it is intended that the Merger is to take effect, shall be the date on which this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Time”).

PROPERTY

10.        At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.        The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.        There are no amounts or benefits paid or payable to any director of the Constituent Companies or the Surviving Company consequent upon the Merger.

DIRECTORS OF THE SURVIVING CORPORATION

13.        The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[name]	[address]

SECURED CREDITORS

14.          (a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.         This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

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APPROVAL AND AUTHORIZATION

16.         This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.         This Plan of Merger has been authorised by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.         This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.         This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorized for and on behalf of ChinaEquity Alliance Victory Co., Ltd.:

[name]
Director

Duly authorized for and on behalf of Mecox Lane Limited:

[name]
Director

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Appendix I

(The Agreement)

B-6

Appendix II

(Amended and Restated Memorandum of Association and Articles of Association of Surviving Company)

THE COMPANIES LAW (2013 REVISION) OF THE CAYMAN ISLANDS Mecox Lane Limited An Exempted Company Limited By Shares

Amended and Restated MEMORANDUM and articles OF ASSOCIATION
(ADOPTED BY SPECIAL RESOLUTION DATED [date] conditional and effective on [date])

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THE COMPANIES LAW (2013 REVISION)
OF THE CAYMAN ISLANDS

Amended and Restated MEMORANDUM OF ASSOCIATION

OF

Mecox Lane Limited

An Exempted Company Limited By Shares

(ADOPTED BY SPECIAL RESOLUTION DATED [date] conditional and effective on [date])

1	NAME

The name of the Company is Mecox Lane Limited.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The share capital of the Company is US$50,000 divided into 500,000.000 Shares of a par value of US$0.0001 each.

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

7	CONTINUATION

The Company may exercise the powers contained in the Companies Law to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

B-8

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

Amended and Restated ARTICLES OF ASSOCIATION

OF

Mecox Lane Limited

An Exempted Company Limited By Shares

(ADOPTED BY SPECIAL RESOLUTION DATED [date] conditional and effective on [date])

1	DEFINITIONS AND INTERPRETATION

1.1	The Regulations contained in Table A in the First Schedule to the Companies Law do not apply to the Company. In these Articles of Association, if not inconsistent with the context, the following words and expressions shall have the following meanings:

Articles means these Articles of Association;

Companies Law means the Companies Law (2013 Revision), as amended or re-enacted from time to time;

Company means the above named company;

Director means a director of the Company appointed in accordance with these Articles;

Distribution means a distribution, dividend (including an interim dividend) or other payment or transfer of property of the Company on or in respect of a Share (save in respect of its redemption or repurchase);

Electronic Transactions Law means the Electronic Transactions Law of the Cayman Islands;

Member has the same meaning as in the Companies Law;

Memorandum means the Memorandum of Association of the Company;

Officer means any person appointed by the Directors to hold an office in the Company;

Ordinary Resolution means a resolution:

(a)	passed by a majority of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members.

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Register of Directors and Officers means the register of Directors and Officers maintained by the Company in accordance with these Articles;

Register of Members means the register of Members referred to in these Articles;

Registrar means the Registrar of Companies and includes the Deputy Registrar of Companies;

Registered Office means the registered office for the time being of the Company;

Seal means any seal which has been duly adopted as the common seal of the Company and includes every duplicate seal;

Secretary means the person appointed to perform any or all of the duties of secretary of the Company, including any assistant secretary;

Share means a share in the capital of the Company, including a fraction of a share issued or authorised to be issued by the Company;

Special Resolution means a special resolution passed in accordance with Section 60 of the Companies Law, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members;

Treasury Share means a Share that has been repurchased, redeemed, surrendered to or otherwise acquired by the Company and not cancelled; and

Written includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange and electronic mail in accordance with the Electronic Transactions Law and in writing shall be construed accordingly.

1.2	In the Memorandum and these Articles, unless the context otherwise requires a reference to:

(a)	words importing the masculine gender include the feminine gender;

(b)	any Cayman Islands law or regulation, is a reference to such law or regulation as amended or re-enacted from time to time;

(c)	the singular includes the plural and vice versa;

(d)	a person includes all legal persons and natural persons; and

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(e)	legal persons include all forms of corporate entity and any other person having capacity to act in its own name created by or in accordance with the laws or regulations of any jurisdiction.

1.3	Headings are for ease of reference only and shall be disregarded in interpreting the Memorandum and the Articles.

2	COMMENCEMENT OF BUSINESS

2.1	Commencement. The business of the Company may be commenced at such time as determined by the Directors.

2.2	Commencement Costs and Expenses. The Directors may pay, out of capital or other money of the Company, all costs and expenses incurred in the establishment and registration of the Company.

3	REGISTERED SHARES

3.1	Registered Shares. The Company shall issue registered Shares only.

3.2	No Bearer Shares. The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

4	SHARE CERTIFICATES

4.1	Share Certificates. Unless and until the Directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each Member shall be in uncertified book entry form. If the Directors do resolve to issue share certificates in respect of any one or more classes of Shares, then every Member holding such Shares shall be entitled, upon written request only, to a certificate signed by a Director or Secretary, or any other person authorised by a resolution of the Directors, or under the Seal specifying the number of Shares held by him and the signature of the Director, Secretary or authorised person and the Seal may be facsimiles or affixed by electronic means pursuant to the Electronic Transactions Law.

4.2	Indemnity and Replacement. Any Member receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed or, in connection with any proposed share transfer, a new certificate may be issued, on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by the Directors.

4.3	Joint Holders. If several Members are registered as joint holders of any Shares, any one of such Members may give an effectual receipt for any share certificate.

5	ISSUE OF SHARES

5.1	Issue. Subject to the provisions, if any, of the Memorandum and directions given by any Ordinary Resolution and the rights attaching to any class of existing Shares, the Directors may issue, allot, grant options over or otherwise dispose of Shares (including any fractions of Shares) and other securities of the Company at such times, to such persons, for such consideration and on such terms as the Directors may determine.

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5.2	Preferred Shares. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, Distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.

5.3	Ordinary Shares. Where the Directors issue a Share having no preferred, deferred, redemption or other special rights, it shall be issued as an ordinary Share and entitle the holder, subject to any other Share having any preferred, deferred, redemption or other special rights, to:

(a)	receive notice of, attend and vote at any general meeting of the Company and on any Ordinary Resolution or Special Resolution;

(b)	an equal share in any dividend or other Distribution paid by the Company; and

(c)	an equal share in the distribution of the surplus assets of the Company.

5.4	Consideration for Share Issue. A Share may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

5.5	Register of Members. The Register of Members kept by the Company shall contain:

(a)	the names and addresses of each Member;

(b)	a statement of the Shares held by each Member;

(c)	the distinguishing numbers of the Shares of each Member (if any);

(d)	the amount paid, or agreed to be considered as paid, on the Shares of each Member;

(e)	the date on which the name of each person was entered on the register as a Member; and

(f)	the date on which any person ceased to be a Member.

5.6	Commission. The Company is authorised to pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any Shares.

6	VARIATION OF RIGHTS

6.1	Class Variation. If, at any time, the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued Shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of the class. To every such separate general meeting the provisions of these Articles relating to general meetings shall, mutatis mutandis, apply, but so that the necessary quorum shall be one or more persons holding or representing by proxy one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

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6.2	No Variation on Further Issue. The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

7	REDEMPTION, PURCHASE AND SURRENDER OF SHARES AND TREASURY SHARES

7.1	Redemption, Purchase and Surrender. Subject to the provisions of the Companies Law and to the rights attaching to any class of Share, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors determine;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Law including out of capital; and

(d)	permit the surrender of fully paid Shares for no consideration.

7.2	Effect of Redemption, Purchase and Surrender. Shares that the Company redeems, purchases, accepts by way of surrender or otherwise acquires pursuant to Article 7.1 may:

(a)	be cancelled; or

(b)	be held as Treasury Shares on such terms and in such manner as the Directors determine prior to such acquisition.

7.3	Treasury Shares. All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share, other than as set out in this Article. The Company may:

(a)	cancel the Treasury Shares on such terms and in such a manner as the Directors may determine; and

(b)	transfer the Treasury Shares in accordance with Article 12.

7.4	No Participation. Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

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7.5	No other Redemption. The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

7.6	Redemption in Kind. The Directors may, when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payments either in cash or in kind.

8	LIEN

8.1	All Monies Payable. The Company shall have a first and paramount lien on every Share, whether or not it is a fully paid Share, for all moneys, whether presently payable or not, called or payable at a fixed time in respect of that Share and for all debts, liabilities or other obligations owed, whether presently or not, by the Member or by one or more joint Members or by any of their estates to the Company (together, the Lien Amounts) but the Directors may, at any time, declare any Share to be wholly or in part exempt from this Article. The Company’s lien, if any, on a Share shall extend to all Distributions payable thereon. Any registration of the transfer of a Share shall operate to extinguish the Company’s lien on that Share.

8.2	Sale. The Company may sell, in such manner as the Directors think fit, any Shares in which the Company has a lien, but no sale shall be made unless some amount in respect of which the lien exists is presently payable and the period of fourteen days has elapsed after the Company has given a notice in writing, stating and demanding payment of such part of the presently payable amount, to the relevant Member.

8.3	Registration of Purchase. The Directors may authorise any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

8.4	Application of Proceeds. The proceeds of the sale, net of any costs incurred by the Company in relation to the sale, shall be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable. The Company shall retain and have a lien over such part of the remainder of the proceeds as is equal to the Lien Amounts which exist but are not presently payable by the Member and may apply such proceeds against the Lien Amounts as and when they become payable and the residue shall be paid to the person entitled to the Shares at the date of the sale.

9	CALLS ON SHARES

9.1	Calls. The Directors may, from time to time, make calls upon the Members in respect of some or all of any moneys unpaid on their Shares, whether in respect of their par value or the premium payable on those Shares; each Member shall (subject to receiving at least 14 days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares. A call may be required to be paid in instalments. The Directors may revoke or postpone a call at any time.

9.2	Joint Holders. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof and the holder or joint holders of a Share at the time of a call shall remain liable to pay the call on that Share, notwithstanding any subsequent transfer of the Share being registered by the Company.

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9.3	Interest on Calls. If a sum called in respect of a Share is not paid before or on the day appointed for payment of that call, the Member from whom such amount is due shall pay interest upon the sum at such rate as the Directors may determine from the day appointed for payment of the call to the time of the actual payment. The Directors shall have the discretion to waive payment of any such interest in full or in part.

9.4	Fixed Payment Dates. The provisions contained in these Articles in respect of calls shall apply to payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

10	FORFEITURE

10.1	Failure to pay Call. If a Member fails to pay any call or instalment of a call in respect of Shares on the day appointed for payment, the Directors may serve a notice on such Member naming a further date not earlier than the expiration of 14 days from the date of service on or before which the payment required by the notice is to be made and containing a statement that in the event of non-payment the Shares, or any of them, will be liable to be forfeited.

10.2	Forfeiture. If the requirements of the notice referenced in this Article are not complied with the Company may forfeit the Shares together with any Distributions declared payable in respect of the forfeited Shares and not paid at any time before tender of payment.

10.3	No Refund. The Company is under no obligation to refund any moneys to the Member whose Shares have been forfeited.

10.4	Sale of Forfeited Share. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. The proceeds of any sale or disposition of the forfeited Share may be received and used by the Company as the Directors determine.

10.5	Outstanding Liability. A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares together with interest.

10.6	Certificate of Forfeiture. A certificate in writing under the hand of a Director or Officer stating that a Share has been duly forfeited on the date stated in the certificate shall be conclusive evidence of the facts stated in the certificate as against all persons claiming to be entitled to the Share. The Directors may authorize any person to transfer the Shares sold in accordance with this Article to the purchaser of such Shares. The purchaser shall be registered as the holder of the Shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale of the Shares in accordance with this Article.

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10.7	Fixed Payment Dates. The provisions of this Article applying to forfeiture for failure to pay any call or instalment of a call shall apply to the failure to make payments, whether on account of the amount of the Share, or by way of premium, to be made on the allotment of a Share or any date fixed on the issue of the Share as if the same had become payable by virtue of a call duly made and notified.

11	TRANSMISSION OF SHARES

11.1	Legal Personal Representative. The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In the case of a Share registered in the names of two or more holders, the survivors, survivor or the legal personal representatives of the deceased survivor, shall be the only person(s) recognised by the Company as having any title to the Share.

11.2	Transmission. Any person becoming entitled to a Share in consequence of the death or bankruptcy of or any analogous event affecting a Member (each such event a Transmission Event and each such person a Representative) shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the Member could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by such Member before the occurrence of a Transmission Event.

11.3	Pre-Registration Status. Representatives shall be entitled to the same notices, dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

11.4	Requirement for Registration. The Directors may at any time give notice requiring a Representative to elect either to be registered himself or to have some person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the Transmission Event). If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

12	TRANSFER OF SHARES

12.1	Directors’ Consent. Shares and Treasury Shares are transferable, subject to the consent of the Directors who may, in their absolute discretion, refuse to consent to any transfer and decline to register the transfer without giving any reason.

12.2	Instrument of Transfer. The instrument of transfer shall be in writing in such form as may be acceptable to the Directors and shall be executed by or on behalf of the transferor and, if required by the Directors, signed by the transferee.

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12.3	Certificates. Subject to Article 4.2, where the Company has issued a certificate in respect of a Share proposed to be transferred, the transferor shall lodge, with the instrument of transfer, the original certificate relating to the Share being transferred.

12.4	Effective Date. The transfer of a Share is effective when the name of the transferee is entered on the Register of Members. Until such time, the transferor shall be deemed to remain a Member.

12.5	Lost Certificate. If the Directors are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may, on receipt of such indemnities as they may require:

(a)	accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	proceed to register the transferee’s name in the Register of Members.

12.6	Notification of Refusal. Where the Directors refuse to register a transfer of a Share, they shall, within two months after the date on which the transfer was lodged with the Company, notify the transferee of the refusal.

12.7	Transfer of Treasury Shares. The transfer of Treasury Shares may be for valuable consideration or otherwise, and at a discount to the par value of the Shares.

13	REGISTERED HOLDER DEEMED ABSOLUTE OWNER

13.1	The registered holder of a Share shall be treated as the absolute owner of such Share. No person shall be recognised by the Company as holding any Share upon trust and the Company shall not register nor be bound by or required to recognise any equitable or other interest of whatever nature in a Share other than an absolute right to the Share, irrespective of whether the Company has notice of such interest.

14	ALTERATION OF SHARE CAPITAL

14.1	Increase or Amendment. The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into Shares of such amount, and with such rights, privileges, priorities and restrictions attached to them as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	subject to section 13 of the Companies Law, sub-divide its existing Shares, or any of them, into Shares of smaller amounts than is fixed by the Memorandum; and

(d)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

14.2	Reduction. Subject to the provisions of the Companies Law and these Articles, the Company may, by Special Resolution, reduce its share capital and any capital redemption reserve in any manner.

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15	MEETINGS AND CONSENTS OF MEMBERS

15.1	Meetings. All meetings of Members shall be referred to as extraordinary general meetings unless the general meeting is an annual general meeting. The Company may but shall not be obliged to hold an annual general meeting.

15.2	Directors Convene. Any Director may convene meetings of the Members at such times and in such manner and places within or outside the Cayman Islands as the Director considers necessary or desirable.

15.3	Members Convene. Upon the written request of Members entitled to exercise 10% or more of the voting rights in respect of the matter for which the meeting is requisitioned, any one or more of the Directors shall forthwith proceed to convene a meeting of Members. The written request of Members to requisition a meeting must state the objects of the meeting and must be signed by the Members requisitioning the meeting. The written request must be lodged at the Registered Office and may be delivered in counterpart.

15.4	Failure to Convene. If the Directors do not proceed to convene a meeting of Members within 21 days of the written request to requisition a meeting being lodged the requisitionists, or any of them together holding at least half of the voting rights of all of them, may convene the meeting of Members in the same manner as nearly as possible as that in which a meeting of Members may be convened by a Director. Where the requisitionists fail to convene the meeting of Members within three months of their right to convene the meeting arising, the right to convene the meeting of Members shall lapse.

15.5	Notice of Meeting. The Director convening a meeting shall give not less than seven days’ notice of a meeting of Members to:

(a)	those Members whose names on the date the notice is given appear as Members in the Register of Members and are entitled to vote at the meeting; and

(b)	each of the Directors.

15.6	Failure to Give General Notice. A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

15.7	Failure to give Individual Notice. The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

15.8	Voting. No person shall be entitled to vote at any meeting of Members unless he is registered as a Member on the record date for such meeting and all calls or other moneys payable by him in respect of Shares have been paid at or before the record date. Subject to the rights and restrictions attached to any Shares and the provisions of this Article, each Member who is present in person, by its duly authorised representative or by proxy, shall have one vote and on a poll each Member shall have one vote for every Share of which he is the holder.

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16	PROXIES

16.1	Proxies. A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

16.2	Production of Proxies. The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

16.3	Form of Proxy. The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy and the Company may accept proxies which are to remain in force generally until revoked.

[COMPANY NAME]

I/We being a Member of the above Company HEREBY APPOINT ………………… of ………………… or failing him ………..…… of ………..…… to be [my/our proxy to vote for me/us at the meeting of Members to be held on [Date] and at any adjournment thereof.] [my/our proxy to vote for me/us at all general and extraordinary meetings of Members until you receive written notice of my/our revocation of this general proxy.]

[Any restrictions on voting to be inserted here.]

Member

[Date]

16.4	Joint Ownership and Proxies. Where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly, each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

17	PROCEEDINGS OF SHAREHOLDER MEETINGS

17.1	Chairman of Member Meeting. At every meeting of Members, the chairman of the board of Directors shall preside as chairman of the meeting. If there is no chairman of the board of Directors or if he is not present at the meeting within fifteen minutes of the time appointed after the meeting or if he is unwilling to act the Directors present shall elect the chairman of the meeting.

17.2	Adjournment. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

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17.3	Conference Call. A Member, or his duly authorised representative or proxy, shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means by means of which all the persons participating in the meeting are able to hear each other.

17.4	Objections. No objection shall be raised to the qualification of any voter except at the meeting of members or adjourned meeting of Members at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding on all parties.

17.5	Casting of Votes. A Member holding more than one Share need not cast the votes in respect of the Shares held by him in the same way on any resolution for which a poll is taken. A person appointed as the authorised representative or proxy of a Member may cast the votes in respect of the Shares for which he is appointed in a like manner.

17.6	Quorum. A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person, through their authorised representative or by proxy two or more Members entitled to vote on resolutions of Members to be considered at the meeting except where there is only one Member entitled to vote on resolutions of Members to be considered at the meeting in which case the quorum shall be one Member. Where a quorum comprises a single Member or proxy, such person may pass a resolution of Members and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of Members.

17.7	No Quorum. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

17.8	Polls. At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. The minutes of the meeting shall be conclusive evidence of the fact that a resolution was carried or not without proof of the number or proportion of the votes recorded in favour of or against such resolution.

17.9	Director Participation. Directors may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

17.10	Unanimous Written Resolutions. Any Ordinary or Special Resolution of Members and any other action that may be taken by the Members at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all Members who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the latest date borne by the counterparts.

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18	APPOINTMENT AND REMOVAL OF DIRECTORS

18.1	Number of Directors. The Company shall have a board of Directors consisting of not less than one Director. The Company may by Ordinary Resolution impose a maximum or minimum number of Directors required to hold office at any time and vary such limits from time to time.

18.2	Appointment of Directors. The first Directors shall be appointed by the subscribers to the Memorandum by a written instrument signed by all the subscribers or by an Ordinary Resolution passed by the subscribers. Thereafter, subject to the limits set out in the preceding Article, Directors shall be appointed by Ordinary Resolution or by a resolution of the Directors and may be removed by Ordinary Resolution.

18.3	Term. Each Director holds office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

18.4	Vacation. The office of a Director shall be vacated if:

(a)	he gives notice in writing to the Company that he resigns the office of Director; or

(b)	he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

(c)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	he is found to be or becomes of unsound mind; or

(e)	all the other Directors (being not less than two in number) resolve that he should be removed as a Director.

19	REGISTER OF DIRECTORS AND OFFICERS

19.1	Details. The Register of Directors and Officers shall contain:

(a)	the names and addresses of the persons who are Directors and Officers;

(b)	the date on which each person whose name is entered in the register was appointed as a Director or Officer; and

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(c)	the date on which each person named as a Director or Officer ceased to be a Director or Officer.

20	POWERS OF DIRECTORS

20.1	Management by Directors. Subject to the provisions of the Companies Law, the Memorandum, these Articles and any directions given by Ordinary Resolution, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors shall have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company as are not by the Companies Law, the Memorandum, these Articles or the terms of any Special Resolution required to be exercised by the Members. No alteration of the Memorandum or these Articles or any direction given by Ordinary or Special Resolution shall invalidate any prior act of the Directors that was valid at the time undertaken. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

20.2	Good Faith. Each Director shall exercise his powers for a proper purpose. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

20.3	Acting in Vacancy. The continuing Directors may act notwithstanding any vacancy in their body, but if and for so long as their number is below any minimum number of Directors fixed by or pursuant to these Articles, the continuing Directors may act for the purpose of passing a resolution to appoint further Directors to the board of Directors and of convening a meeting of Members to appoint further Directors but for no other purpose.

20.4	Indebtedness and Security. The Directors may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to issue debentures, debenture stock, mortgages, bonds and other such securities and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

21	PROCEEDINGS OF DIRECTORS

21.1	Quorum. The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall be counted in the quorum. A Director who also acts as an alternate Director shall count twice towards the quorum.

21.2	Voting. Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled to a separate vote on behalf of his appointor in addition to his own vote.

21.3	Conference Call. A person may participate and vote in a meeting of the Directors or committee of Directors by telephone or other electronic means by means of which all the persons participating in the meeting are able to hear each other. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

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21.4	Unanimous Written Resolution. A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign any such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

21.5	Notice of Meetings. A Director may, or other Officer on the requisition of a Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held.

21.6	Chairman of the Board. The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

21.7	Defects. Absent fraud, all acts done by any meeting of the Directors or a committee of Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

21.8	Proxy. A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

22	PRESUMPTION OF ASSENT

22.1	A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof. Such right to dissent shall not apply to a Director who voted in favour of such action.

23	DIRECTORS' INTERESTS

23.1	Other Office. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine. A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

23.2	No Exclusivity. A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

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23.3	Disclosure of Interests. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any other contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

23.4	General Notice of Interests. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

24	MINUTES

24.1	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

25	DELEGATION OF DIRECTORS' POWERS

25.1	Delegation. The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall automatically terminate if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

25.2	Committees. The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

25.3	Third Party Delegation. The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

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25.4	Officers. The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by the Directors.

26	ALTERNATE DIRECTORS

26.1	Alternate Appointment. Any Director (other than an alternate Director) may by writing in notice to the Company appoint any other Director, or any other person willing to act, to be an alternate Director.

26.2	Conduct of Alternates. An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and, save as expressly provided herein, to perform all the functions and exercise all of the powers of his appointor as a Director in his absence.

26.3	Automatic termination. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

26.4	No Agency. An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

27	NO MINIMUM SHAREHOLDING

27.1	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

28	REMUNERATION OF DIRECTORS

28.1	Office Remuneration. The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination of such methods.

28.2	Additional Remuneration. The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

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28.3	Pensions. The Directors, on behalf of the Company, may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

29	INDEMNIFICATION

29.1	Indemnity and Exclusion of Liability. Every Director, alternate Director or Officer shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or wilful default. No such Director, alternate Director or Officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

29.2	Advancement of Expenses. Expenses, including legal fees, incurred by a Director, alternate Director or Officer, or former Director, alternate Director or Officer in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by such party to repay the amount if it shall ultimately be determined that such Director, alternate Director or Officer is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.

29.3	Insurance. The Company may purchase and maintain insurance in relation to any person who is or was a Director, alternate Director, Officer or liquidator of the Company, or who at the request of the Company is or was serving as a Director, alternate director, Officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

30	RECORDS

30.1	Registered Office Records. The Company shall keep the following documents at the Registered Office:

(a)	the Certificate of Incorporation and any Certificate on Change of Name;

(b)	a copy of the Memorandum and Articles;

(c)	the Register of Directors and Officers; and

(d)	to the extent the Company has created a security interest over any of its assets the Register of Mortgages and Charges required to be maintained by the Company under Section 54 of the Companies Law.

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30.2	Other Corporate Records. The Company shall keep the following records at the Registered Office or at such other place or places, within or outside the Cayman Islands, as the Directors may determine:

(a)	minutes of meetings, Ordinary Resolutions and Special Resolutions of Members and classes of Members;

(b)	the Register of Members; and

(c)	minutes of meetings and Resolutions of Directors and committees of Directors.

30.3	Electronic Form. All of the registers and records kept by the Company under these Articles shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Law.

31	SEAL

31.1	Use of Seal. The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an Officer or other person appointed by the Directors for the purpose.

31.2	Duplicate Seal. The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

31.3	Authentication and Filing. A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

32	DISTRIBUTIONS

32.1	Payment of Distributions. Subject to the Companies Law and this Article, the Directors may declare and pay out of the funds of the Company lawfully available for such purpose a Distribution at a time and of an amount they think fit. No Distribution shall be paid except out of the realised and unrealised profits of the Company, and/or out of the share premium account and/ or as otherwise permitted by the Companies Law.

32.2	Ranking. Except as otherwise provided by the rights attached to Shares, all Distributions shall be declared and paid according to the par value of the Shares that a Member holds. The Company may pay Distributions in proportion to the amount paid upon each Share where a larger amount is paid up on some Shares than on others. If any Share is issued on terms providing that it shall rank for Distributions as from a particular date, that Share shall rank for Distributions accordingly.

32.3	Deductions. The Directors may deduct from any Distribution payable to any Member all sums of money, if any, then payable by him to the Company on account of calls or otherwise.

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32.4	Distribution in Kind. The Directors may declare that any Distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

32.5	Payment. Any Distribution payable in cash in respect of Shares may be paid by electronic funds transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Distributions payable in respect of the Shares held by them as joint holders.

32.6	No Interest. No Distribution shall bear interest as against the Company and no distribution shall be paid on Treasury Shares.

32.7	Unclaimed Payments. Any Distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Distribution may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Distribution shall remain as a debt due to the Member. Any Distribution which remains unclaimed after a period of six years from the date of declaration of such Distribution shall be forfeited and shall revert to the Company.

33	CAPITALISATIONS

33.1	Capitalisations. The Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account or otherwise available for distribution and appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a Distribution of profits by way of dividend and apply such sum on their behalf in paying up in full unissued Shares for issue, allotment and distribution credited as fully paid-up to and amongst them in the proportions aforesaid. In such event the Directors may make such provisions as they think fit in the case of Shares becoming distributable in fractions.

34	RECORD DATE

34.1	Record Date Determination. For the purpose of determining Members entitled to attend meetings, receive payment of any Distribution or capitalisation or for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members provided that the record date for a meeting may not be earlier than the date of notice of such meeting.

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34.2	No Record Date Chosen. If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to attend meetings, receive payment of a Distribution or capitalisation, the date on which the notice of the meeting is given or resolution of the Directors declaring such Distribution or capitalisation is adopted, as the case may be, shall be the record date for such determination of Members.

35	REPRESENTATION

35.1	Representation of Legal Persons. The right of any individual to speak for or represent a Member or a Director being a legal person shall be determined by the law of the jurisdiction where, and by the documents by which, such legal person is constituted or derives its existence but save where an objection has been raised by a Member or a Director, the Directors shall not be obliged to verify the rights of individuals purporting to speak for or represent legal persons. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

36	FINANCIAL YEAR

36.1	Unless the Director otherwise prescribe, the financial year of the Company shall be the calendar year.

37	ACCOUNTS

37.1	Accounts. The Company shall keep proper books of account with respect to (a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place; (b) all sales and purchases of goods by the Company; and (c) the assets and liabilities of the Company, that in each case, are sufficient to give a true and fair view of the Company’s affairs and to explain its transactions.

37.2	Inspection. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Law or authorised by the Directors or by the Company in general meeting.

37.3	Financial Information. The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

38	AUDIT

38.1	Auditor. The Directors may appoint an auditor of the Company who shall hold office until removed from office by resolution of the Directors, and may fix his or their remuneration.

38.2	Access Right. Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for any audit.

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38.3	Auditor Reports. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at such times as shall be required by the Directors or any meeting of the Members.

39	NOTICES

39.1	Calculation of Elapsed Time. Subject to the laws of the Cayman Islands, where any period of time is expressed as required for the giving of any notice or in any other case where some other action is required to be undertaken within or omitted from being taken during a specified period of time, the calculation of the requisite period of time will not include the day on which the notice is given (or deemed to be given) or the day on which the event giving rise to the need to take or omit action occurred, but shall include the day on which the period of time expires.

39.2	Delivery of Notices. Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. E-mail notices may be sent by e-mail text and/or by way of a document attached to an email in portable document format (PDF) or in Microsoft Word format and/or by any other method separately agreed between the Company and its Members.

39.3	Deemed Receipt. Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing a notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service it shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

39.4	Notices of General Meeting. Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members.

40	VOLUNTARY LIQUIDATION

40.1	Subject to the Companies Law, the Company may by Special Resolution be wound up voluntarily.

41	WINDING UP

41.1	Distribution of Assets. If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

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41.2	Valuation of Assets. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Companies Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

42	CONTINUATION

42.1	The Company may, subject to the provisions of the Companies Law and with the approval of a Special Resolution, transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and be de-registered in the Cayman Islands.

43	AMENDMENT OF THE MEMORANDUM AND ARTICLES

43.1	Subject to the Companies Law and the rights attaching to any class or series of Shares, the Company may by Special Resolution change its name or alter or amend these Articles and/ or the Memorandum in whole or in part.

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Annex C

ANNEX C: OPINION OF Houlihan Lokey (China) Limited AS FINANCIAL ADVISOR

December 22, 2015

The Special Committee of the Board of Directors of Mecox Lane Limited

Room 302, Qilai Building,

No.889, Yishan Road, Shanghai, China 200233

Dear Members of the Special Committee:

We understand that Minat Associated Co., Ltd. (“Parent”), ChinaEquity Alliance Victory Co., Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), and Mecox Lane Limited (the “Company”) propose to enter into the Agreement (as defined below) pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Transaction”) and (a) each issued and outstanding ordinary share, par value US$0.0001 per share, of the Company (each, a “Share”, and collectively, the “Shares”), other than the Excluded Shares (as defined below), shall be cancelled and cease to exist in consideration for the right to receive US$0.114 in cash per Share without interest (the “Per Share Merger Consideration”), and (b) each issued and outstanding American Depositary Share, representing thirty-five (35) Shares (the “ADSs”), other than ADSs representing Excluded Shares, shall be cancelled in exchange for the right to receive US$4.00 in cash per ADS without interest, subject to any cancellation fees, charges and expenses due to the Depositary (as defined in the Agreement) (the “Per ADS Merger Consideration”). “Excluded Shares” shall mean (i) the Rollover Shares (as defined in the Agreement), (ii) the Shares held by Parent, the Company or any of their Subsidiaries, and (iii) the Dissenting Shares (as defined in the Agreement), in each case, including such Shares represented by ADSs.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (this “Opinion”) to the Committee as to whether, as of the date hereof, the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the Transaction by holders of the Shares and ADSs, as applicable (in each case, other than holders of the Excluded Shares, including Excluded Shares represented by ADSs), is fair, from a financial point of view, to such holders.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft dated December 22, 2015 of the Agreement and Plan of Merger to be entered into among Parent, Merger Sub and the Company (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the calendar years ending 2015 through 2019;

Houlihan Lokey (China) Limited

华 利 安 诺 基 (中 国) 有 限 公 司

2106 ● Alexandra House ● 18 Chater Road ● Central ● Hong Kong ● Tel +852.3551.2300 ● Fax +852.3551.2551 ● www.HL.com

香港中环 遮打道18号 历山大厦 2106

Incorporated in Hong Kong No. 1176730 ● Licensed and Regulated by the Securities and Futures Commission

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The Special Committee of the Board of Directors of Mecox Lane Limited

December 22, 2015

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Further, management of the Company has advised us that (i) the financial projections provided to us are the only projections prepared by management of the Company (or any affiliated entity) in connection with the Transaction, (ii) they have not received, reviewed, approved, commented on or otherwise contributed to any other projections or similar information prepared by any other party in connection with the Transaction, nor have they updated or otherwise revised the financial projections since the last date they were provided to Houlihan Lokey and (iii) to the best of their knowledge and belief, no other projections or similar information have been provided to any party involved in the Transaction, and the Committee has received all projections and/or similar information that have been received by any other party involved in the Transaction.

We understand that holders of the Rollover Shareholders have indicated that they are only willing to consider entering into an agreement with Parent and amongst themselves in relation to the Transaction and have no interest in entering into any agreement, arrangement or understanding with other parties as an alternative thereto.

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The Special Committee of the Board of Directors of Mecox Lane Limited

December 22, 2015

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement, including, without limitation, the Per Share Merger Consideration and the Per ADS Merger Consideration, will not differ in any material respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have been directed by the Committee not to and, therefore, we did not (a) initiate or participate in any negotiations with (other than participating in negotiations with the parties to the Transaction), or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, or (b) advise the Committee, the Board or any other party with respect to alternatives to the Transaction.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Transaction or otherwise.

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The Special Committee of the Board of Directors of Mecox Lane Limited

December 22, 2015

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided investment banking, financial advisory and other financial services to certain affiliates of the Company and the Acquiror, for which Houlihan Lokey has received compensation, including, among other things, having acted as financial advisor in the following: (i) advising CNshangquan Limited (“CNshangquan”) in connection with its acquisition of a 63.7% interest in the Company in February 2014; (ii) advising the Company in the disposal of its apparel business in August 2014; (iii) advising Sanpower Group, the controlling shareholder of CNshangquan, on the acquisition of Brookstone Inc. in June 2014; and (iv) advising CNshangquan on other potential acquisition opportunities which Sanpower and CNshangquan ultimately decided to not pursue. For its services to Sanpower, CNshangquan and the Company, Houlihan Lokey received aggregate fees of US$350,000 during the last two years. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the Transaction or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion is issued in the English language and reliance may only be placed on this Opinion as issued in the English language. If any translations of this Opinion are delivered, they are provided only for ease of reference, have no legal effect and Houlihan Lokey makes no representation as to (and accepts no liability in respect of) the accuracy or completeness of any such translations.

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The Special Committee of the Board of Directors of Mecox Lane Limited

December 22, 2015

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Per Share Merger Consideration and the Per ADS Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Per Share Merger Consideration, the Per ADS Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, to be received in the Transaction by holders of the Shares and ADSs, as applicable (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs), is fair, from a financial point of view, to such holders.

Very truly yours,

HOULIHAN LOKEY (CHINA) LIMITED

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Annex D

ANNEX D: CAYMAN COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND

REVISED) – SECTION 238

238. Rights of dissenters

(1).	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2).	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3).	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(4).	Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5).	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a).	his name and address;

(b).	the number and classes of shares in respect of which he dissents; and

(c).	a demand for payment of the fair value of his shares.

(6).	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7).	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8).	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the Surviving Company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9).	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a).	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b).	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

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(10).	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11).	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12).	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13).	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14).	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15).	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16).	The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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Annex E

ANNEX E: DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1. Directors and Executive Officers of the Company

The Company is a company organized under the laws of the Cayman Islands with its principal business address at Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China. The telephone number of the Company’s principal executive office is +86-21-3108-1111. Set forth below for the name, address, citizenship, respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted, the five-year employment history of each such director and executive officer:

Name	Business Address	Present Principal Employment	Citizenship

Yang Wang	*	Vice Chairman of the Board; Director; and Executive Vice President of Sanpower (1)	People’s Republic of China

Ingrid Ye Wang	*	Director; and Chief Executive Officer (2)	People’s Republic of China

Willy Yili Wu	*	Chief Operating Officer; Director(3)	Taiwan

Fan Zhang	*	Chairman of the Board; Independent Director; and Senior Vice President and Chairman of Ingram Micro (China) Holding & Commercial Co. Ltd.(4)	People’s Republic of China

Rock Yanshi Jin	*

Independent Director;

chief executive officer of Pop Eton Investment Advisor Co., Ltd;

Director of the Institute of Behavioral Finance in Shanghai Jiaotong University Overseas Education School; and

Professor at Peking University’s HSBC Business School

United States

Xiongsheng Yang	*

Independent Director;

Dean of the department of accounting of Nanjing University;

Professor at the Business School of Nanjing University;

Independent Director of IDT International Limited, Hisap High Technology Corporation, Yizheng Chemical Fiber Co., Ltd. and Jiangsu Sunrain Solar Energy Co., Ltd.(6)

People’s Republic of China

Xiaohua Li	*

Independent Director;

Professor at Southeast University; and

Deputy Head of Display Technology R&D Center of Southeast University and the Jiangsu Information Display Engineering Technology Research Center(7)

People’s Republic of China

Michael Guisheng Liu	*	Vice President of Finance; and Acting Chief Financial Officer(8)	People’s Republic of China

* Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China.

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(1)	Ms. Yang Wang has served the Company’s director since November 2014. Ms. Wang has served as the executive vice president of Sanpower since 2013. Prior to joining Sanpower, Ms. Wang worked at Citigroup from 2009 to 2011 and Barclays from 2011 to 2013.

(2)	Ms. Ingrid Ye Wang has been the Company’s director and chief executive officer since May 2014. Ms. Wang previously served as the chief executive officer of Cnshangquan E-Commerce from April 2012 to March 2015. Ms. Wang served as the chief operating officer of Shanghai Blackspace Information Technology Co., Ltd from 2010 to 2012.

(3)	Mr. Willy Yili Wu has been the Company’s COO since May 2014 and the Company’s director since May 2015. Mr. Wu served as the head of the Company’s health and beauty division since March 2005.

(4)	Mr. Fan Zhang has served as the Company’s independent director since May 2014. He started working at Ingram Micro (China) Holding & Commercial Co. Ltd. from 2004 and has been its senior vice president and chairman since 2014.

(5)	Mr. Rock Yanshi Jin has served as the Company’s independent director since June 2014. Mr. Jin is currently the chief executive officer of Pop Eton Investment Advisor Co., Ltd, the director of the Institute of Behavioral Finance in Shanghai Jiaotong University Overseas Education School, a professor at Peking University’s HSBC Business School.

(6)	Mr. Xiongsheng Yang has served as the Company’s independent director since May 2014. He has served as the dean of the department of accounting of Nanjing University since 2000 and as a professor at the Business School of Nanjing University since 1999. Mr. Yang is currently the independent director of IDT International Limited, Hisap High Technology Corporation, Yizheng Chemical Fiber Co., Ltd. and Jiangsu Sunrain Solar Energy Co., Ltd.

(7)	Mr. Xiaohua Li has served as the Company’s independent director since June 2014. Mr. Li has served as a professor at Southeast University since 1993 and the deputy head of Display Technology R&D Center of Southeast University and the Jiangsu Information Display Engineering Technology Research Center since 1996.

(8)	Mr. Michael Guisheng Liu has served as the Company’s acting chief financial officer since January 2014. Mr. Liu joined Company in 2009, has served as the Company’s vice president of finance since November 2013, and was a key member of the Company’s financial team during the initial public offering in 2010.

2. Directors and Executive Officers of Parent

Parent is a business company incorporated under the laws of the British Virgin Islands with its principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The sole director of Parent is Ms. Dan Chen, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Ms. Dan Chen is currently employed with the Sponsor as Director, and she is a citizen of People’s Republic of China.

3. Directors and Executive Officers of Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

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The sole director of Merger Sub is Mr. Xu Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Xu Wang is currently employed with the Sponsor as Associated Director, and he is a citizen of People’s Republic of China.

4. Directors and Executive Officers of CNshangquan

CNshangquan is a business company incorporated under the laws of the British Virgin Islands, with its principal business address at Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands VG1110. The sole director of CNshangquan is Mr. Wei Zhu, whose business address is at 2nd floor, Unit AB of Jia 12 Main Building, Xi Da Wang Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Wei Zhu is currently employed with Beijing Funtalk Century Communication Equipment Chain Co., Ltd. as vice president, and is a citizen of People’s Republic of China.

5. Directors and Executive Officers of Cnshangquan E-Commerce

Cnshangquan E-Commerce is a company incorporated under the laws of the People’s Republic of China, with the principal business address at 9th floor, International Financial Center, No.1 Hanzhong Road, Nanjing, Jiangsu Province, People’s Republic of China.

The name, business address, present principal employment and citizenship of each director and each executive officer of Cnshangquan E-Commerce are set forth below:

Name	Business Address	Present Principal Employment	Citizenship

Lei Zhao	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Chairman of the Supervisors of Cnshangquan E-Commerce	People’s Republic of China

Yuan Jiang	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Supervisor of Cnshangquan E-Commerce	People’s Republic of China
Xueyin Cheng	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Director of Cnshangquan E-Commerce	People’s Republic of China
Jun Zhu	10 Yurun Road, Nanjing, Jiangsu Province, PRC	Director of Cnshangquan E-Commerce	People’s Republic of China
Tiemin Wu	8/F, Deji Plaza,18 East Zhongshan Road, Nanjing, Jiangsu Province, PRC	Director of Cnshangquan E-Commerce	People’s Republic of China
Lijian Pan	12/F, Nanjing Center, 1 South Zhongshan Road, Nanjing, Jiangsu Province, PRC	Director of Cnshangquan E-Commerce	People’s Republic of China
Wenzhi Ma	c/o 68 Software Avenue, Nanjing, Jiangsu Province, PRC	Director of Cnshangquan E-Commerce	People’s Republic of China
Shuping Xia	c/o 68 Software Avenue, Nanjing, Jiangsu Province, PRC	Director of Cnshangquan E-Commerce	People’s Republic of China
Suming Yang	c/o 68 Software Avenue, Nanjing, Jiangsu Province, PRC	Supervisor of Cnshangquan E-Commerce	People’s Republic of China

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6. Directors and Executive Officers of Sanpower

Sanpower is a company incorporated under the laws of the People’s Republic of China, with principal business address at 68 Software Avenue, Nanjing, Jiangsu Province, People’s Republic of China.

The name, business address, present principal employment and citizenship of each director and each executive officer of Sanpower are set forth below:

Name	Business Address	Present Principal Employment	Citizenship
Yafei Yuan	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Chairman of the Board of Directors of Sanpower	People’s Republic of China
Huaizhen Yang	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Director and General Manager of Sanpower	People’s Republic of China
Lei Yue	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Director of Sanpower	People’s Republic of China
Jiaming Tan	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Director of Sanpower	People’s Republic of China
Min Li	68 Software Avenue, Nanjing, Jiangsu Province, PRC	Supervisor of Sanpower	People’s Republic of China

7. Directors and Executive Officers of ChinaEquity

ChinaEquity is a business company incorporated under the laws of the British Virgin Islands, with the principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

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The sole director of is ChinaEquity is Mr. Chaoyong Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Chaoyong Wang is currently employed with the Sponsor as President, and he is a citizen of People’s Republic of China.

9. Directors and Executive Officers of ChinaEquity USD Fund I L.P.

ChinaEquity USD Fund I L.P., is a limited partnership organized under the laws of Cayman Islands, with the principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The sole director of is ChinaEquity USD Fund I L.P. is Mr. Chaoyong Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Chaoyong Wang is currently employed with the Sponsor as President, and he is a citizen of People’s Republic of China.

10. Directors and Executive Officers of ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment GP L.P., is a limited partnership organized under the laws of Cayman Islands, with the principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The sole director of is ChinaEquity USD Investment GP L.P. is Mr. Chaoyong Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Chaoyong Wang is currently employed with the Sponsor as President, and he is a citizen of People’s Republic of China.

11. Directors and Executive Officers of ChinaEquity USD Investment Management Co.

ChinaEquity USD Investment Management Co., is a company organized under the laws of Cayman Islands, with the principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The sole director of is ChinaEquity USD Investment Management Co. is Mr. Chaoyong Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Chaoyong Wang is currently employed with the Sponsor as President, and he is a citizen of People’s Republic of China.

12. Directors and Executive Officers of ChinaEquity Global Holding Co., Ltd.

ChinaEquity Global Holding Co., Ltd., is a company organized under the laws of the British Virgin Islands, with the principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The sole director of ChinaEquity Global Holding Co., Ltd. is Mr. Xu Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Xu Wang is currently employed with the Sponsor as Associate Director, and he is a citizen of People’s Republic of China.

13. Directors and Executive Officers of Chinaequity Capital Investments Co., Limited.

Chinaequity Capital Investments Co., Limited is a business company incorporated under the laws of Hong Kong, with the principal business at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The sole director of is Chinaequity Capital Investments Co., Limited is Mr. Chaoyong Wang, whose business address is at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China. Mr. Chaoyong Wang is currently employed with the Sponsor as President, and he is a citizen of People’s Republic of China.

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14. Directors and Executive Officers of the Sponsor

The Sponsor is a joint-stock company incorporated under the laws of the People’s Republic of China, with the principal business address at 3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing, People’s Republic of China.

The name, business address, present principal employment and citizenship of each director and each executive officer of the Sponsor are set forth below:

Name	Business Address	Present Principal Employment	Citizenship
Wang Chaoyong	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	President of the Sponsor	People’s Republic of China

Dan Chen	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	Director of the Sponsor	People’s Republic of China

Zhaochen Liu	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	Director of the Sponsor	People’s Republic of China

Xiaochao Shen	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	Director of the Sponsor	People’s Republic of China

Xudong Wang	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	Director of the Sponsor	People’s Republic of China

Jie Zhang	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	Director of the Sponsor	People’s Republic of China

Jing Zhang	3rd Floor, Building C, Shou Kai Xing Fu Square, Xin Dong Road, Chaoyang District, Beijing,	Director of the Sponsor	People’s Republic of China

During the last five years, none of the persons referred to above, or the respective directors or executive officers of the Company, members of the Buyer Group and their affiliates has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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Annex F

ANNEX F: FORM OF PROXY CARD

MECOX LANE LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

Form of Proxy for Extraordinary General Meeting (or any adjournment thereof)

to be held at ____ on _______, 2016 at ____ a.m. (Beijing time)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of ________ ordinary shares (Note 1), par value US$0.0001 per share, of Mecox Lane Limited (the “Company”), hereby (a) acknowledge the receipt of the notice of the extraordinary general meeting of the shareholders of the Company to be held on ______, 2016 at _______ a.m. (Beijing time) (the “Extraordinary General Meeting”) and the proxy statement, each dated ________, 2016, and (b) appoint the Chairman of the Extraordinary General Meeting (Note 2) or _________ of _________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) or postponement(s) thereof, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As a special resolution:

THAT the Agreement and Plan of Merger, dated as of December 22, 2015 (the “Merger Agreement”), among MINAT ASSOCIATED CO., LTD., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the Merger Agreement being in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “Plan of Merger”) required to be registered with the Registrar of Companies in the Cayman Islands (the Plan of Merger being in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company, pursuant to which Merger Sub will be merged with and into the Company and cease to exist, with the Company surviving as the surviving company and a wholly owned subsidiary of Parent (the “Merger”), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including without limitation (i) the Merger, (ii) the variation of the authorized share capital of the Company from US$1,000,000 divided into 10,000,000,000 ordinary shares of a par value of US$0.0001 each to US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each (the “Variation of Capital”), and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the with a new amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), be authorized, approved and adopted;

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1.	Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT
3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

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	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)

2.

As a special resolution:

THAT each of the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A.

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3

As an ordinary resolution:

THAT the Extraordinary General Meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the Extraordinary General Meeting to pass the special resolutions to be proposed at the Extraordinary General Meeting.

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Dated , 2016	Signature(s) (Note 4)

This form of proxy must be completed, signed by the person registered in the register of members at the close of business in the Cayman Islands on______, 2016 (Cayman Islands time) and returned to the Company’s offices at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, People’s Republic of China, attention: Investor Relations Department, no later than _______, 2016 at 12:00 p.m. (Beijing time).

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.

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Annex G

ANNEX G: FORM OF ADS VOTING INSTRUCTION CARD

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